FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Third Quarter 2012 Results

2.	Cemig Distribution places R$ 600 million Note Issue

3.	Shareholders announcement: Change in the Custodian Bank, December 20, 2012

4.	Market Announcement: Press reports and Cemig’s plant overhaul plans, December 20, 2012

5.	Market Announcement: Early settlement of the CRC Account, December 20, 2012

6.	Summary of Decisions 555th Board of Directors Meeting, December 20, 2012

7.	Shareholders announcement: Interest on Capital and Extraordinary Dividend, December 20, 2012

8.	Minutes of the Extraordinary General Meeting of Stockholders, December 18, 2012

9.	Summary of the Minutes of the 553rd Board of Directors Meeting, December 4, 2012

10.	Material Announcement: Acquisition of an interest in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia), December 28, 2012

11.	Summary of Decisions 556th Board of Directors Meeting, December 28, 2012

12.	Market Announcement: Cemig Distribution - Public offering of R$ 1.6 billion of debentures, January 7, 2013

13.	Notice to Stockholders: Part payment of Extraordinary Dividends on January 15, dated January 7, 2013

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Maria Celeste Morais Guimarães
	Name:	Maria Celeste Morais Guimarães
	Title:	Acting Chief Officer for Finance and Investor Relations

Date: January 7, 2013

3

1. Third Quarter 2012 Results

CONTENTS STATEMENTS OF FINANCIAL POSITION PROFIT AND LOSS ACCOUNT STATEMENTS OF COMPREHENSIVE INCOME CASH FLOW STATEMENTS. CASH FLOW STATEMENTS. ADDED VALUE STATEMENTS CONDENSED EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS 1. OPERATIONAL CONTEXT 2. BASIS OF PREPARATION. 3. CONSOLIDATION PRINCIPLES. 4. CASH AND CASH EQUIVALENTS 5. SECURITIES 6. CONSUMERS AND TRADERS 7. TAXES ON REVENUE, ETC., RECOVERABLE. 8. INCOME TAX AND THE SOCIAL CONTRIBUTION TAX. 9. ESCROW DEPOSITS IN LITIGATION. 10. ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF MINAS GERAIS; RECEIVABLES FUND 11. FINANCIAL ASSETS OF THE CONCESSION 12. INVESTMENTS 13. PROPERTY, PLANT AND EQUIPMENT 14. INTANGIBLE ASSETS 15. SUPPLIERS. 16. TAXES AND SOCIAL CONTRIBUTION TAX 17. LOANS, FINANCINGS AND DEBENTURES. 18. REGULATORY CHARGES 19. POST-RETIREMENT LIABILITIES. 20. PROVISIONS 21. STOCKHOLDERS’ EQUITY 22. REVENUE 23. OPERATIONAL COSTS AND EXPENSES 24. FINANCIAL REVENUE AND EXPENSES 25. RELATED PARTY TRANSACTIONS 26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT 27. FAIR VALUE MEASUREMENTS 28. STATEMENTS OF ADDED VALUE 29. RENEWAL OF CONCESSIONS: PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012. 30. SUBSEQUENT EVENTS. 31. FINANCIAL STATEMENTS SEPARATED BY COMPANY. 32. INFORMATION BY OPERATIONAL SEGMENT CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE. 1. JANUARY–SEPTEMBER 2012 (9M12) 2. THIRD QUARTER 2012 (3Q12) . OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL REPORT ON REVIEW OF THE INTERIM FINANCIAL STATEMENTS 2 4 6 8 9 10 11 11 11 15 15 16 16 17 17 19 20 21 22 29 30 31 32 33 37 37 38 46 47 49 51 52 54 64 65 66 70 71 73 77 77 84 91 102

CEMIG
A Melhor Energia do Brasil.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

ASSETS

(THOUSANDS OF R$)

	Note	Consolidated		Parent Company	
		Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
CURRENT					
Cash and cash equivalents	4	2,538,780	2,862,490	128,210	226,695
Securities – Cash investments	5	2,141,364	358,987	182,999	180,000
Consumers and traders	6	2,581,130	2,549,546	-	-
Concession holders – Transport of electricity		484,050	427,060	-	-
Financial assets of the concession	11	787,949	1,120,035	-	-
Taxes recoverable	7	400,945	354,126	73,571	72,570
Income tax and Social Contribution tax recoverable	8a	155,528	220,760	-	-
Traders – Transactions in "Free Energy"		20,755	22,080	-	-
Dividends receivable		-	-	700,380	195,196
Linked funds		24,837	3,386	99	99
Inventories		80,174	54,430	987	15
Provision for gains on financial instruments	26	28,206	-	-	-
Other credits		726,387	558,749	9,868	8,702
TOTAL, CURRENT		**859,604**	**558,749**	**1,096,114**	**683,277**
NON-CURRENT					
Securities – Cash investments	5	199,787	-	16,196	-
Accounts receivable from Minas Gerais state government	10	1,762,360	1,830,075	-	-
Receivables Investment Fund	10	-	-	1,079,424	1,010,079
Concession holders – Transport of electricity		11,186	-	-	-
Deferred income tax and Social Contribution tax	8b	1,196,061	2,036,087	428,066	424,449
Recoverable taxes	7	372,872	327,948	4,757	4,334
Income tax and Social Contribution tax recoverable	8a	46,934	23,605	31,462	19,548
Escrow deposits in litigation	9	1,452,818	1,387,711	289,441	275,721
Consumers and traders	6	162,006	158,770	-	-
Other credits		134,545	184,367	17,290	50,694
Financial assets of the concession	11	10,394,432	8,777,822	-	-
Investments	12	151,816	176,740	13,046,955	11,994,523
PP&E	13	8,752,301	8,661,791	1,553	1,723
Intangible	14	4,615,434	5,261,181	1,023	657
TOTAL, NON-CURRENT		**27,290,405**	**26,996,022**	**14,916,167**	**13,781,728**
TOTAL ASSETS		**39,222,657**	**37,357,746**	**16,012,281**	**14,465,005**

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

2
CEMIG

CEMIG
A Melhor Energia do Brasil.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

LIABILITIES AND SHAREHOLDERS' EQUITY

(THOUSANDS OF R$)

	Note	Consolidated		Parent Company	
		Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
CURRENT					
Suppliers	15	1,439,751	1,189,848	4,867	12,059
Regulatory charges	18	353,334	368,229	-	-
Employee profit sharing		171,878	89,512	17,399	9,357
Taxes payable	16a	563,392	516,553	22,432	35,740
Income tax and Social Contribution payable	16b	172,671	129,384	-	-
Interest on capital and dividends payable		642,704	1,243,086	674,424	1,243,086
Loans and financings	17	5,819,403	4,382,069	1,087,591	1,011,830
Debentures	17	1,109,267	3,438,991	-	-
Payroll and related charges		263,452	271,891	10,742	12,987
Employee post-retirement benefits	19	95,259	100,591	2,595	3,706
Provision for losses on financial instruments		-	25,143	-	-
Debt to related parties		-	-	4,941	8,646
Concessions payable		17,764	7,990	-	-
Other obligations		373,036	406,059	13,670	15,137
TOTAL, CURRENT		390,800	414,049	1,838,661	2,352,548
NON-CURRENT					
Regulatory charges	18	260,409	262,202	-	-
Loans and financings	17	5,082,411	5,358,450	-	18,397
Debentures	17	4,601,864	2,599,559	-	-
Taxes payable	16	985,109	897,087	-	-
Deferred Income tax and social contribution	8b	305,842	1,234,024		-
Provisions	20	543,400	549,439	174,719	185,952
Concessions payable		157,874	129,696	-	-
Employee post-retirement benefits	19	2,209,542	2,186,568	100,703	96,245
Other obligations		219,392	226,427	63,295	66,915
TOTAL, NON-CURRENT		14,365,843	13,443,452	338,717	367,509
		25,387,754	25,612,798	2,177,378	2,720,057
STOCKHOLDERS' EQUITY	21				
Share capital		4,265,091	3,412,073	4,265,091	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		2,353,537	3,292,871	2,353,537	3,292,871
Adjustments to Stockholders' equity		918,573	1,080,800	918,573	1,080,800
Accumulated Conversion Adjustments		9,646	5,354	9,646	5,354
Retained earnings		2,334,206	-	2,334,206	-
TOTAL OF STOCKHOLDERS' EQUITY		13,834,903	11,744,948	13,834,903	11,744,948
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		39,222,657	37,357,746	16,012,281	14,465,005

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

3
CEMIG

CEMIG
A Melhor Energia do Brasil.

PROFIT AND LOSS ACCOUNT

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(THOUSANDS OF R$)(except Net profit per share)

	Note	Consolidated		Parent Company	
		9M 2012	9M 2011 Reclassified	9M 2012	9M 2011 Reclassified
REVENUE	22	13,372,468	11,430,071	264	259
OPERATIONAL COSTS	23				
COST OF ELECTRICITY AND GAS					
Electricity bought for resale		(4,111,593)	(3,202,886)	-	-
Charges for the use of national grid		(623,803)	(608,543)	-	-
Gas purchased for resale		(356,028)	(235,785)	-	-
		(5,091,424)	(4,047,214)	-	-
COST					
Personnel and managers		(697,001)	(688,607)	-	-
Materials		(41,895)	(48,240)	-	-
Outsourced services		(526,183)	(511,474)	-	-
Depreciation and amortization		(668,948)	(680,022)	-	-
Operational provisions		(16,263)	(66,983)	-	-
Royalties for use of water resources		(140,036)	(113,077)	-	-
Infrastructure construction cost		(1,227,532)	(961,988)	-	-
Other		(143,120)	(103,728)	-	-
		(3,460,978)	(3,174,119)	-	-
TOTAL COST		(8,552,402)	(7,221,333)	-	-
GROSS PROFIT		4,820,066	4,208,738	264	259
OPERATIONAL EXPENSES	23				
Selling expenses		(137,255)	(139,068)	-	-
General and administrative expenses		(691,458)	(633,689)	(56,746)	(75,830)
Other operational expenses		(335,182)	(142,569)	(20,871)	(6,326)
		(1,163,895)	(915,326)	(77,617)	(82,156)
Operational profit (loss) before Equity gain (loss), Financial revenue (expenses) and Taxes		3,656,171	3,293,412	(77,353)	(81,897)
Gain on dilution of interest in jointly-controlled subsidiaries		258,705	-	-	-
Equity gain (loss) in subsidiaries	12	(2,482)	-	2,228,782	1,858,259
Financial revenues	24	671,548	639,934	98,793	40,695
Financial expenses	24	(1,475,547)	(1,405,843)	(84,590)	(42,394)
Profit before taxes		3,108,395	2,527,503	2,165,632	1,774,663
Income tax and Social Contribution tax	8c	(1,094,135)	(818,650)	-	(77,644)
Deferred income tax and Social Contribution tax	8c	158,491	(2,398)	7,119	9,436
PROFIT (LOSS) FOR THE PERIOD		2,172,751	1,706,455	2,172,751	1,706,455
Basic and diluted profit per preferred share		2.80	2.50	2.80	2.50
Basic and diluted profit per common share		2.80	2.50	2.80	2.50

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

4
CEMIG

CEMIG
A Melhor Energia do Brasil.

PROFIT AND LOSS ACCOUNT

THIRD QUARTERS OF 2012 AND 2011

(THOUSANDS OF R$)(except Net profit per share)

	Note	Consolidated		Parent Company	
		3rd quarter 2012	3rd quarter 2011	3rd quarter 2012	3rd quarter 2011
REVENUE		4,810,133	4,035,749	103	76
OPERATIONAL COSTS					
COST OF ELECTRICITY AND GAS					
Electricity bought for resale		(1,580,014)	(1,110,782)	-	-
Charges for the use of the transmission grid		(138,614)	(226,293)	-	-
Gas purchased for resale		(138,150)	(92,954)	-	-
		(1,856,778)	(1,430,029)	-	-
COST OF OPERATION					
Personnel and managers		(234,099)	(221,403)	-	-
Materials		(17,277)	(13,278)	-	-
Outsourced services		(185,110)	(164,206)	-	-
Depreciation and amortization		(213,855)	(269,915)	-	-
Operational (Provisions) / Reversals		7,582	(28,118)	-	-
Royalties for use of water resources		(44,501)	(38,728)	-	-
Construction cost		(529,689)	(266,550)	-	-
Other		(95,041)	(63,141)	-	-
		(1,311,990)	(1,065,339)	-	-
TOTAL COST		(3,168,768)	(2,495,368)	-	-
GROSS PROFIT		1,641,365	1,540,381	103	76
OPERATIONAL EXPENSES					
Selling expenses		(59,986)	(62,410)	-	-
General and administrative expenses		(217,144)	(250,205)	(28,701)	(41,885)
Other operational expenses (revenues)		(99,353)	12,774	(6,892)	(521)
		(376,483)	(299,841)	(35,593)	(42,406)
Operational profit (loss) before Equity gain (loss), Financial revenue (expenses) and Taxes		1,264,882	1,240,540	(35,490)	(42,330)
Gain on dilution of interest in jointly-controlled subsidiaries		258,705	-	-	-
Equity gain (loss) in subsidiaries		(1,024)	-	965,071	829,105
Financial revenues		227,110	212,768	25,948	(5,205)
Financial expenses		(466,397)	(484,654)	(25,623)	(53,951)
Profit before taxes		1,283,276	968,654	929,906	727,619
Income tax and Social Contribution tax		(334,860)	(275,397)	-	(77,767)
Deferred income tax and Social Contribution tax		(11,285)	(36,010)	7,225	7,395
PROFIT (LOSS) FOR THE PERIOD		937,131	657,247	937,131	657,247
Basic and diluted profit per preferred share		1.21	0.96	1.21	0.96
Basic and diluted profit per common share		1.21	0.96	1.21	0.96

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

5
CEMIG

CEMIG
A Melhor Energia do Brasil.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated		Parent Company	
	9M 2012	9M 2011	9M 2012	9M 2011
PROFIT (LOSS) FOR THE PERIOD	2,172,751	1,706,455	2,172,751	1,706,455
OTHER COMPONENTS OF COMPREHENSIVE INCOME				
Foreign exchange conversion differences on transactions outside Brazil	4,292	4,209	-	-
Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	-	-	3,520	3,744
Cash flow hedge instruments	(1,170)	(705)	-	-
Deferred income tax and Social Contribution tax	398	240	-	-
	(772)	(465)	-	-
COMPREHENSIVE INCOME FOR THE PERIOD	2,176,271	1,710,199	2,176,271	1,710,199

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THIRD QUARTERS OF 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated		Parent Company	
	3Q 2012	3Q 2011	3Q 2012	3Q 2011
PROFIT (LOSS) FOR THE PERIOD	937,131	657,247	937,131	657,247
OTHER COMPONENTS OF COMPREHENSIVE INCOME				
Foreign exchange conversion differences on transactions outside Brazil	52	5,234	-	-
Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	-	-	(112)	4,952
Cash flow hedge instruments	(249)	(428)	-	-
Deferred income tax and Social Contribution tax	85	146	-	-
	(164)	(282)	-	-
COMPREHENSIVE INCOME FOR THE PERIOD	937,019	662,199	937,019	662,199

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

6
CEMIG

CEMIG
A Melhor Energia do Brasil.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY – CONSOLIDATED (*)

FOR THE NINE-MONTH PERIODS ENDED September 30, 2012 AND 2011

(THOUSANDS OF R$)

	Share capital	Capital reserves	Profit reserves	Adjustments to Stockholders' equity	Accumulated Conversion Adjustments	Retained earnings	Funds allocated to increase of capital	Total of stockholders' equity
BALANCES AT DECEMBER 31, 2010	**3,412,073**	**3,953,850**	**2,873,253**	**1,210,605**	**(772)**	**-**	**27,124**	**11,476,133**
Profit (loss) for the period	-	-	-	-	-	1,706,455	-	1,706,455
Other comprehensive income:								
Foreign exchange conversion differences on transactions outside Brazil	-	-	-	-	4,209	-		4,209
Cash flow hedge instruments	-	-	-	(465)	-	-	-	(465)
Total comprehensive income for the period	**-**	**-**	**-**	**(465)**	**4,209**	**1,706,455**	**-**	**1,710,199**
Proposed additional dividend for 2010 (R$ 0.10 per share)	-	-	(67,086)	-	-	-	-	(67,086)
Realization of reserves								
Adjustments to Stockholders' equity – cost attributed to PP&E	-	-	-	(132,998)	-	132,998	-	-
BALANCES ON SEPTEMBER 30, 2011	**3,412,073**	**3,953,850**	**2,806,167**	**1,077,142**	**3,437**	**1,839,453**	**27,124**	**13,119,246**
BALANCES ON DECEMBER 31, 2011	**3,412,073**	**3,953,850**	**3,292,871**	**1,080,800**	**5,354**	**-**	**-**	**11,744,948**
Profit (loss) for the period	-	-	-	-	-	2,172,751	-	2,172,751
Other comprehensive income:								
Foreign exchange conversion differences on transactions outside Brazil	-	-	-	-	4,292	-	-	4,292
Cash flow hedge instruments	-	-	-	(772)	-	-	-	(772)
Total comprehensive income for the period	**-**	**-**	**-**	**(772)**	**4,292**	**2,172,751**	**-**	**2,176,271**
Increase in share capital (Note 21)	853,018	-	(853,018)	-	-	-	-	-
Proposed additional dividend for 2011 (R$ 0.12 per share)	-	-	(86,316)	-	-	-	-	(86,316)
Realization of reserves								
Adjustments to Stockholders' equity – cost attributed to PP&E	-	-	-	(161,455)	-	161,455	-	-
BALANCES ON SEPTEMBER 30, 2012	**4,265,091**	**3,953,850**	**2,353,537**	**918,573**	**9,646**	**2,334,206**	**-**	**13,834,903**

(*) The Consolidated statements of changes in stockholders' equity substantially reflect the changes relating to the Parent Company.

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

7
CEMIG

CEMIG
A Melhor Energia do Brasil.

CASH FLOW STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated		Parent Company	
	9M 2012	9M 2011	9M 2012	9M 2011
CASH FLOW FROM OPERATIONS				
Profit (loss) for the period	2,172,751	1,706,455	2,172,751	1,706,455
Expenses (revenues) not affecting cash and cash equivalents				
Depreciation and amortization	711,952	724,779	279	262
Net write-offs of PP&E and intangible assets	25,352	15,075	(475)	2
Equity gain (loss) in subsidiaries	2,482	-	(2,228,782)	(1,858,259)
Interest and monetary updating	341,785	737,081	11,200	(16,879)
Income tax and Social Contribution tax	935,644	821,048	(7,119)	68,208
Gain on issuance of shares	(258,705)	-	-	-
Provisions (reversals) for operational losses	103,380	254,236	(11,233)	17,986
Post-retirement liabilities	195,429	205,116	10,889	10,326
	4,230,070	4,463,790	(52,490)	(71,899)
(Increase) / decrease in assets				
Consumers and traders	(144,240)	(380,986)	-	-
Amortization of accounts receivable from the Minas Gerais State Government	197,055	170,981	-	-
Income tax and Social Contribution tax	34,796	(339,777)	(8,412)	(91,818)
Recoverable taxes	(100,101)	(37,332)	(1,424)	(3,904)
Concession holders – Transport of electricity	(90,805)	(12,126)	-	-
Escrow deposits in litigation	(66,808)	(272,630)	(13,720)	(15,000)
Dividends received from subsidiaries	-	-	658,376	1,323,478
Financial assets	693,748	(73,557)	-	-
Other	(211,616)	(204,712)	31,266	(27,058)
	312,029	(1,150,139)	666,086	1,185,698
Increase (reduction) in liabilities				
Suppliers	252,911	88,750	(7,192)	2,936
Taxes	71,664	150,742	(13,308)	76,645
Income tax and Social Contribution tax	(889,999)	16,662	-	
Payroll and related charges	(6,698)	(3,154)	(2,245)	(2,981)
Regulatory charges	(10,240)	(9,289)	-	-
Loans, financings and debentures	(554,101)	(347,317)	(4,784)	(32,665)
Post-retirement liabilities	(177,787)	(103,542)	(7,542)	(7,263)
Others	50,300	(18,346)	2,770	(72,547)
	(1,263,950)	(225,494)	(32,301)	(35,875)
NET CASH FROM (USED IN) OPERATIONAL ACTIVITIES	3,278,149	3,088,157	581,295	1,077,924

Continued >

8 CEMIG

CEMIG
A Melhor Energia do Brasil.

CASH FLOW STATEMENTS
(CONTINUATION)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated		Parent Company	
	9M 2012	9M 2011	9M 2012	9M 2011
CASH FLOWS FROM INVESTMENT ACTIVITIES				
In securities	(1,982,164)	232,517	(19,195)	55
In financial assets	(97,333)	(65,472)	-	-
Net cash received on dilution in jointly-controlled subsidiary	615,386			
Acquisition of jointly-controlled subsidiary, net of cash acquired	(285,688)			
Investments	22,442	-	12,790	(383,619)
In PP&E	(426,624)	(747,759)	-	-
In intangible assets	(1,455,863)	(1,016,517)	-	-
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	**(3,609,844)**	**(1,597,231)**	**(6,405)**	**(383,564)**
CASH FLOW IN FINANCING ACTIVITIES				
Loans, financings and debentures obtained	4,029,190	1,329,994	-	-
Payment of loans, financings and debentures	(3,363,072)	(1,352,571)	(18,397)	(368,397)
Interest on Equity, and dividends	(658,133)	(596,418)	(654,978)	(529,332)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**7,985**	**(618,995)**	**(673,375)**	**(897,729)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(323,710)**	**871,931**	**(98,485)**	**(203,369)**
STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS				
At start of period	2,862,490	2,979,693	226,695	302,741
At end of period	2,538,780	3,851,624	128,210	99,372
	(323,710)	**871,931**	**(98,485)**	**(203,369)**
PAYMENTS MADE IN THE PERIOD				
Interest on loans and financings	736,788	705,384	4,784	32,665
Income tax and Social Contribution tax	832,420	649,292	10,800	16,653

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

9
CEMIG

CEMIG
A Melhor Energia do Brasil.

ADDED VALUE STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated				Parent Company			
	Sep. 30, 2012		Sep. 30, 2011		Sep. 30, 2012		Sep. 30, 2011	
REVENUES								
Sales of electricity, gas and services	17,824,551		15,603,826		264		259	
Distribution construction revenue	1,133,424		899,225		-		-	
Transmission construction revenue	97,333		65,472		-		-	
Allowance for doubtful receivables	(109,420)		(103,000)		-		-	
	18,945,888		16,465,523		264		259	
INPUTS ACQUIRED FROM THIRD PARTIES								
Electricity bought for resale	(4,410,966)		(3,202,886)		-		-	
Charges for use of the national grid	(704,767)		(608,543)		-		-	
Outsourced services	(778,001)		(721,268)		(8,895)		(5,545)	
Gas purchased for resale	(356,028)		(235,785)		-		-	
Materials	(56,181)		(64,581)		(93)		(158)	
Infrastructure construction cost	(1,227,532)		(961,988)		-		-	
Other operational costs	(209,883)		(205,520)		(13,826)		(31,356)	
	(7,743,358)		**(6,000,571)**		**(22,814)**		**(37,059)**	
GROSS VALUE ADDED	**11,202,530**		**10,464,952**		**(22,550)**		**(36,800)**	
RETENTIONS								
Depreciation and amortization	(711,952)		(724,779)		(279)		(262)	
NET ADDED VALUE PRODUCED BY THE COMPANY	**10,490,578**		**9,740,173**		**(22,829)**		**(37,062)**	
ADDED VALUE RECEIVED BY TRANSFER								
Gain on dilution of interest in jointly-controlled subsidiaries	258,705		-		-		-	
Equity gain (loss) in subsidiaries	(2,482)		-		2,228,782		1,858,259	
Financial revenues	674,323		667,737		101,609		68,478	
ADDED VALUE TO BE DISTRIBUTED	**11,421,124**		**10,407,910**		**2,307,562**		**1,889,675**	
DISTRIBUTION OF ADDED VALUE		**%**		**%**		**%**		**%**
Employees	**1,108,081**	**9.70**	**941,797**	**9.05**	**45,252**	**1.96**	**37,137**	**1.97**
Direct remuneration	772,670	6.76	644,790	6.19	26,723	1.16	18,538	0.98
Benefits	266,550	2.33	239,019	2.30	15,658	0.68	12,429	0.66
FGTS Fund	48,851	0.43	45,456	0.44	2,531	0.11	2,591	0.14
Other	20,010	0.18	12,532	0.12	340	0.01	3,579	0.19
Taxes	**6,584,050**	**57.65**	**6,290,875**	**60.44**	**4,314**	**0.19**	**103,071**	**5.45**
Federal	3,646,765	31.93	3,643,494	35.00	4,066	0.18	102,978	5.45
State	2,929,633	25.65	2,641,537	25.38	189	0.01	38	-
Municipal	7,652	0.07	5,844	0.06	59	-	55	-
Remuneration of external capital	**1,556,242**	**13.63**	**1,468,783**	**14.11**	**85,245**	**3.69**	**43,012**	**2.28**
Interest	1,475,547	12.92	1,405,843	13.51	84,590	3.66	42,394	2.25
Rentals	80,695	0.71	62,940	0.60	655	0.03	618	0.03
Remuneration of own capital	**2,172,751**	**19.02**	**1,706,455**	**16.40**	**2,172,751**	**94.16**	**1,706,455**	**90.30**
Retained earnings	2,172,751	19.02	1,706,455	16.40	2,172,751	94.16	1,706,455	90.30
	11,421,124	**100.00**	**10,407,910**	**100.00**	**2,307,562**	**100.00**	**1,889,675**	**100.00**

For more information on the Statement of Added Value, see Explanatory Note 28.

10
CEMIG

11 CEMIG CONDENSED EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS PERIOD ENDED SEPTEMBER 30, 2012 (Figures in R$ ’000, except where otherwise indicated) 1. OPERATIONAL CONTEXT Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Corporate Governance Level 1 on the BM&F Bovespa (“Bovespa”), on the New York Stock Exchange (“NYSE”), and on the stock exchange of Madrid (“Latibex”). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, in the State of Minas Gerais, and operates exclusively as a Parent Company, with stockholdings in companies controlled individually or jointly, the main objects of which are construction and commercial operation of systems for generation, transformation, transmission, distribution and sale of electricity, and activities in the various fields of energy. On September 30, 2012 Cemig’s current liabilities exceeded its current assets by R$ 1,051,806. Management monitors the Company’s cash flow and takes measures to adjust its situation to the levels considered appropriate to meet its needs, paying debts becoming due or extending their maturity dates through issues of long-term debentures. 2. BASIS OF PREPARATION 2.1. Statement of compliance The Individual Interim Financial Statements are prepared in accordance with Technical Pronouncement 21 (R1) – Interim Statements (Pronunciamento Técnico 21 – Demonstração Intermediária, or CPC 21). The Consolidated Interim Financial Statements are prepared in accordance with CPC 21 (R1), and also in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Both are presented in a form compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR). These Interim Financial Statements have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual Financial Statements for December 31, 2011. Thus, these Interim Financial Statements should be read in conjunction with the said Financial Statements, approved by the Executive Board on March 6, 2012 and filed with the CVM on March 28, 2012. The individual Interim Financial Statements of the Parent Company were prepared in accordance with BR GAAP. In the case of the consolidated statements, these practices

12 CEMIG differ from the IFRS applicable to separate Interim Financial Statements in that the valuation of the investment in subsidiaries, affiliated companies and joint ventures, in BR GAAP, is by the equity method, while for the purposes of IFRS this valuation is at cost or fair value. However, there is no difference between the totals presented for Stockholders’ equity and Consolidated Net profit in the consolidated financial statements, and the totals presented for the Stockholders’ equity and Net profit of the Parent Company in the individual financial statements of the Parent Company. Thus, the consolidated Interim Financial Statements of the Company and the individual Interim Financial Statements of the Parent Company are being presented side-by-side in a single group of Financial Statements. 2.2. Reclassification of accounting balances Original line Reclassified to Profit and loss account Consolidated Parent Company Profit and loss account Consolidated Parent Company Sep. 30, 2011 Sep. 30, 2011 Sep. 30, 2011 * Sep. 30, 2011 * Net financial revenue (expenses): (765,909) (1,699) Financial revenues 639,934 40,695 Financial expenses (1,405,843) (8,841) (765,909) (1,699) Financial revenues and expenses Amortization of Goodwill/discount on investments 24,217 - Depreciation and amortization (24,217) - Amortization of Goodwill/discount on investments 42,881 - Transmission revenue (42,881) - Amortization of Goodwill/discount on investments - 40,599 Equity gain (loss) in subsidiaries - (40,599) * Note: Not reviewed by external auditors. Original line Reclassified to Statement of cash flows Consolidated Parent Company Statement of cash flows Consolidated Parent Company Sep. 30, 2011 Sep. 30, 2011 Sep. 30, 2011 * Sep. 30, 2011 * Expenses (revenues) not affecting cash and cash equivalents Increase (reduction) in liabilities Income tax and Social Contribution tax 818,650 77,644 Income tax and Social Contribution tax payable 16,662 - Recoverable taxes (835,312) - (818,650) (Increase) / decrease in assets Income tax and Social Contribution tax - (91,818) Recoverable taxes - 14,174 - (77,644) Expenses (revenues) not affecting cash and cash equivalents Cash flows from investment activities Depreciation and amortization 24,217 - In PP&E (24,217) - Equity gain (loss) in subsidiaries - 40,599 Investments - (40,599) Expenses (revenues) not affecting cash and cash equivalents (Increase) / decrease in assets Interest and monetary updating 646,750 29,545 Financial assets 163,583 - Increase (reduction) in liabilities Loans and financings (1,002,687) (29,545) Cash flows from investment activities Financial assets 192,354 - (646,750) (29,545) (Increase) / decrease in assets (Increase) / decrease in assets Recoverable taxes 339,777 - Income tax and Social Contribution tax (339,777) - * Note: Not reviewed by external auditors.

13 CEMIG Original line Reclassified to Added value statement Consolidated Parent Company Added value statement Consolidated Parent Company Sep. 30, 2011 Sep. 30, 2011 Sep. 30, 2011 * Sep. 30, 2011 * Revenue Revenue Sales of electricity, gas and services (964,697) - Distribution construction revenue 899,225 - Transmission construction revenue 65,472 - 964,697 - Revenue Remuneration of external capital Sales of electricity, gas and services (42,880) - Interest (42,880) - Retentions Remuneration of external capital Depreciation and amortization 24,217 - Interest 24,217 - Added value received by transfer Remuneration of external capital Equity gain (loss) in subsidiaries - (40,599) Interest - (40,599) * Note: Not reviewed by external auditors. The reclassifications presented above were carried out to provide a better understanding of certain items: 1 – In the Profit and loss account . Net financial revenue (expenses): In the previous period, net financial revenue (expenses) was presented in the profit and loss account at its net value; this year the result is shown segregated into separate lines for financial revenues and financial expenses. 2 – In the Statement of Added Value: . Reclassification of Construction revenue and Construction cost previously allocated within the lines Revenue from sales of electricity and services and Other operational costs. The other items were separated for the purpose of optimal presentation of their effects in the Interim Financial Statements. 2.3. New pronouncements not yet adopted The information relating to the accounting Pronouncements and Interpretations issued and not yet adopted by the Company has not changed significantly in relation to that published in Explanatory Note 2.6 sub-item (t) to the Financial Statements at December 31, 2011. 2.4. Correlation between Explanatory notes published in the Complete annual financial statements and the Interim Financial Statements The items given below show the correlation between Explanatory notes published in the Complete annual financial statements at December 31, 2011 and the Interim Financial Statements at September 30, 2012. The Company believes that this Quarterly Information presents the material information on developments relating to its asset and liability situation, and to the performance in the quarter and nine months ended September 30, 2012, in

14 CEMIG compliance with the requirement for disclosure stated by CVM Circular Letter SNC/SEP 003/2011. No. of the Explanatory Note Title of Explanatory Note 2011, annual ITR of 3Q12 1 1 Operational context 2 2 Basis of preparation 3 3 Principles of consolidation 6 4 Cash and cash equivalents 7 5 Securities 8 6 Consumers and traders 9 7 Recoverable taxes 10 8 Income tax and Social Contribution tax 11 9 Escrow deposits in litigation 12 10 Accounts receivable from the government of the State of Minas Gerais; the Receivables Fund 13 11 Financial assets of the concession 14 12 Investments 15 13 Property, plant and equipment 16 14 Intangible assets 17 15 Suppliers 18 16 Taxes and Social Contribution tax 19 17 Loans, financings and debentures 20 18 Regulatory charges 21 19 Post-retirement liabilities 22 20 Provisions 23 21 Stockholder’s equity 24 22 Revenue 25 23 Operational costs and expenses 26 24 Financial revenues and expenses 27 25 Related party transactions 28 26 Financial instruments and risk management 29 27 Measurement at fair value 33 28 Statements of added value - 29 Renewal of concessions – Provisional Measure 579 of September 11, 2012 35 30 Subsequent events 34 31 Financial statements separated by company * 32 Information by operational segment (*) Included in the group of financial statements as from first quarter of 2012 Some explanatory notes of the 2011 annual report have been omitted in the Interim Financial Statements since they have undergone no material alterations and/or would not be applicable to the interim information. They are: Explanatory Note number Title of Explanatory Note 4 Concessions 5 Operational segments 30 Insurance 31 Commitments 32 Transmission Tariff Review

CEMIG
A Melhor Energia do Brasil.

3. CONSOLIDATION PRINCIPLES

The dates of the Interim Financial Statements of the subsidiaries and jointly-controlled subsidiaries used for the purposes of calculation of equity gains (losses) and consolidation coincide with those of the Parent Company.

The Company uses the full and proportional consolidation criteria. This table shows the direct holdings of Cemig that are included in the consolidation:

Subsidiaries and jointly-controlled subsidiaries	Type of consolidation	Sep. 30, 2012	Dec. 30, 2011
		Direct stake (%)	Indirect stake (%)
Subsidiary / jointly-controlled subsidiary			
Cemig GT	100%	100	100
Cemig D	100%	100	100
Cemig Telecom	100%	100	100
Rosal Energia	100%	100	100
Sá Carvalho	100%	100	100
Horizontes Energia	100%	100	100
Ipatinga Thermal Plant	100%	100	100
Cemig PCH	100%	100	100
Cemig Capim Branco Energia	100%	100	100
Cemig Trading	100%	100	100
Efficientia	100%	100	100
Central Termelétrica de Cogeração	100%	100	100
UTE Barreiro	100%	100	100
Empresa de Serviços e Comercialização de Energia Elétrica	100%	100	100
Cemig Serviços	100%	100	100
Gasmig	Proportional	59.57	55.19
Companhia Transleste de Transmissão	Proportional	25	25
Companhia Transudeste de Transmissão	Proportional	24	24
Companhia Transirapé de Transmissão	Proportional	24.5	24.5
Light	Proportional	26.06	26.06
Transchile	Proportional	49	49
Companhia de Transmissão Centroeste de Minas	Proportional	51	51
Empresa Amazonense de Transmissão de Energia – EATE	Proportional	49.98	49.98
Empresa Paraense de Transmissão de Energia – ETEP	Proportional	49.98	49.98
Empresa Norte de Transmissão de Energia – ENTE	Proportional	49.99	49.99
Empresa Regional de Transmissão de Energia – ERTE	Proportional	49.99	49.99
Empresa Catarinense de Transmissão de Energia – ECTE	Proportional	19.09	19.09
Axxiom	Proportional	49	49
Parati	Proportional	25	25

The holdings indicated in the table proportionately reflect the percentage of the total capital held by the Company in the subsidiary or jointly-controlled subsidiary. Jointly-controlled subsidiaries are those in which the Company has shared control, supported by a stockholders' agreement.

4. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Bank accounts	166,805	157,890	4,298	6,664
Cash investments				
Bank certificates of deposit	2,371,975	2,345,877	123,912	191,004
Treasury Financial Notes (LFTs)	-	63,868	-	4,922
National Treasury Notes (NTNs)	-	26,413	-	1,603
Financial Notes – Banks	-	176,510	-	18,364
Others	-	91,932	-	4,138
	2,371,975	2,704,600	123,912	220,031
	2,538,780	2,862,490	128,210	226,695

The Company's exposure to interest rate risk, and an analysis of sensitivity of financial assets and liabilities, are given in Explanatory Note 26.

15
CEMIG

CEMIG
A Melhor Energia do Brasil.

5. SECURITIES

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions that have branch offices in Brazil, at market prices and on market conditions.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Cash investments				
Current				
Bank certificates of deposit	1,368,823	358,987	137,457	180,000
Treasury Financial Notes (LFTs)	66,404	-	6,137	-
Financial Notes – Banks	326,677	-	31,224	-
National Treasury Notes (NTNs)	79,592	-	-	-
Fixed income market	186,367	-	-	-
Others	113,501	-	8,181	-
	2,141,364	358,987	182,999	180,000
Non-current				
Bank certificates of deposit	21,127	-	-	-
Financial Notes – Banks	121,438	-	14,310	-
Others	57,222	-	1,886	-
	199,787	-	16,196	-
	2,341,151	358,987	199,195	180,000

The classification of these securities in accordance with the categories specified in the accounting rules is presented in Explanatory Note 26.

6. CONSUMERS AND TRADERS

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Invoiced supply	2,304,734	2,301,156	24,240	25,378
Supply not yet invoiced	838,971	848,171	-	-
Wholesale supply to other concession holders	234,586	205,636	-	-
(–) Allowance for doubtful accounts	(635,155)	(646,647)	(24,240)	(25,378)
	2,743,136	2,708,316	-	-
Current assets	2,581,130	2,549,546	-	-
Non-current assets	162,006	158,770	-	-

	Consolidated	Parent Company
Balance at December 31, 2011	646,647	25,378
Provisions / (reversals)	108,856	-
Losses written off	(120,348)	(1,138)
Balance at September 30, 2012	635,155	24,240

The Company's exposure to credit risk related to Consumers and traders is given in Explanatory Note 26.

16
CEMIG

CEMIG
A Melhor Energia do Brasil.

7. TAXES ON REVENUE, ETC., RECOVERABLE

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Current				
ICMS tax recoverable	192,410	153,306	3,427	3,843
PIS and Pasep taxes	57,828	32,828	-	-
Cofins tax	135,395	156,852	68,758	67,342
Others	15,312	11,140	1,386	1,385
	400,945	354,126	73,571	68,727
Non-current				
ICMS tax recoverable	272,149	243,029	4,754	4,334
PIS and Pasep taxes	17,111	14,515	-	-
Cofins tax	82,382	70,404	3	-
Others	1,230	-	-	-
	372,872	327,948	4,757	4,334
	773,817	682,074	78,328	76,904

The recoverable amounts of the ICMS, PIS, Pasep and Cofins taxes arise mainly from acquisitions of property, plant and equipment, and can be offset over 48 months.

17

8. INCOME TAX AND THE SOCIAL CONTRIBUTION TAX

a) Income tax and Social Contribution recoverable

The balances of Income Tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and to advance payments made in 2012, which will be offset against federal taxes payable for the 2012 business year – posted in Taxes and contributions.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Current				
Income tax	111,384	171,294	-	-
Social Contribution	44,144	49,466	-	-
	155,528	220,760	-	-
Non-current				
Income tax	34,185	21,223	29,035	17,211
Social Contribution	12,749	2,382	2,427	2,337
	46,934	23,605	31,462	19,548
	202,462	244,365	31,462	19,548

b) Deferred income tax and Social Contribution

Cemig and its subsidiaries and jointly-controlled subsidiaries have income tax credits, constituted at the rate of 25.00%, and Social Contribution credits, at the rate of 9.00%, as follows:

CEMIG

CEMIG
A Melhor Energia do Brasil.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Tax credits				
Tax loss carryforwards	417,027	631,801	343,724	337,861
Provisions	137,634	141,921	51,808	55,697
Employee post-retirement benefits	386,455	369,306	21,472	19,807
Allowance for doubtful receivables	222,045	211,928	8,242	8,629
Tax credits on absorption of subsidiary	238,415	87,835	-	-
Financial instruments	53,754	59,421	-	-
Foreign exchange variation	129,898	127,768	-	-
Taxes payable – suspended liability	180,697	180,623	-	-
Onerous Concession Contract	65,957	61,941	-	-
Others	175,041	163,543	3,664	2,455
Total	**2,006,923**	**2,036,087**	**428,910**	**424,449**
Deferred obligations				
Income tax	(800,489)	(909,204)	(620)	-
Social Contribution	(316,215)	(324,820)	(224)	-
Total	**(1,116,704)**	**(2,838,150)**	**(844)**	-
Total, net	**890,219**	**802,063**	**428,066**	**424,449**
Total Asset in the Statement of Financial Position	**1,196,061**	**2,036,087**	**428,066**	**424,449**
Total Liaility in the Statement of Financial Position	**(305,842)**	**(1,234,024)**	-	-

18

c) Reconciliation of expenses on income tax and Social Contribution

This table reconciles the nominal expenses on income tax (25% tax rate) and Social Contribution (rate 9%) with the actual expenses incurred as shown in the Profit and loss account:

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Profit before income tax and Social Contribution	3,108,395	2,527,503	2,165,632	1,774,663
Income tax and Social Contribution– expected nominal expense	(1,056,854)	(859,351)	(736,315)	(603,385)
Tax effects applicable to:				
Equity gain (loss) in subsidiaries	(800)	-	760,915	543,490
Non-deductible contributions and donations	(5,146)	(4,003)	(95)	(193)
Tax incentives	55,394	32,567	-	1,217
Tax credits not recognized	(8,050)	51	(8,677)	95
Amortization of goodwill	5,049	9,362	(9,043)	(9,280)
Others	74,763	326	334	(152)
Income tax and Social Contribution – effective gain (expense)	**(935,644)**	**(821,048)**	**7,119**	**(68,208)**
Effective rate	**30.10%**	**32.48%**	**0.33%**	**3.84%**
Current income tax and social contribution	**(1,094,135)**	**(818,650)**	-	**(77,644)**
Deferred income tax and social contribution	**158,491**	**(2,398)**	**7,119**	**9,436**

CEMIG

CEMIG
A Melhor Energia do Brasil.

9. ESCROW DEPOSITS

Escrow deposits linked to legal actions are mainly related to contingencies for employment-law litigation and tax obligations.

The principal payments into court in relation to tax obligations relate to: income tax withheld at source on Interest on Equity; and the Pasep and Cofins taxes – in relation to exclusion of ICMS tax from the amount taxable by the Pasep and Cofins taxes.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Labor obligations	215,411	206,971	21,477	24,389
Tax obligations				
Income tax on interest on shareholders´capital	14,774	14,010	-	-
State inheritance and donation taxes (ITCD)	119,713	115,918	119,273	115,918
Pasep and Cofins tax (a)	719,056	719,470	-	-
Others	47,045	59,209	41,418	34,696
	900,588	908,607	41,418	34,696
Others				
Regulatory	43,791	45,262	29,558	21,070
Civil	35,041	13,732	2,732	2,202
Consumer works valuation	12,836	13,392	11,630	11,653
Injunctions	107,335	91,685	53,483	50,172
Others (b)	137,816	108,062	9,870	15,621
	336,819	272,133	107,273	100,718
	1,452,818	1,387,711	289,441	275,721

(a) The balances of escrow deposits paid into court in relation to the Pasep and Cofins taxes have a corresponding provision recorded in Taxes and contributions. For details please see Note 16.

(b) Most of these items are amounts blocked by the courts under various lawsuits.

19
CEMIG

20 CEMIG 10. ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT AND CRC ACCOUNT SECURITIZATION FUND Composition of the Receivables Fund (Fundo de Investimento em Direitos Creditórios – “FIDC”) is as follows: Sep. 30, 2012 Dec. 30, 2011 Senior units held by third parties 682,936 819,997 Subordinated units owned by Cemig 1,079,424 1,001,179 Dividends retained by the Fund - 8,899 1,079,424 1,010,078 TOTAL 1,762,360 1,830,075 This shows the movement in the FIDC in 2012: Consolidated Balance at December 31, 2011 1,830,075 Monetary updating of the senior units 59,995 Monetary updating of the subordinated units 69,345 Amortization of the senior units (197,055) Balance at September 30, 2012 1,762,360 Negotiation for early settlement of the CRC Account The government of the State of Minas Gerais intends to make early payment in full of the obligations arising from the CRC Contract. A discount of approximately 35% is expected to be applied to the updated amount of the balance receivable, in return for payment, at sight, to the account of the Company, by the State of Minas Gerais. The State of Minas Gerais is concluding the final approvals by the Government and the Federal Senate for obtaining the external financings that will make the transaction possible. Early payment of the CRC Contract is expected in the fourth quarter of 2012, in which case the financial effects of the transaction will be posted in the Company’s financial statements for that quarter.

CEMIG
A Melhor Energia do Brasil.

11. FINANCIAL ASSETS OF THE CONCESSION

As mentioned in Explanatory Note 2, Item 2.6 (g) to the Financial Statements at December 31, 2011, the distribution, transmission, and gas contracts of the Company and its jointly-controlled subsidiaries are within the criteria for application of Technical Interpretation ICPC 01 (*Interpretação Técnica* ICPC 01)(IFRIC 12), which deals with accounting of concessions, and refers to investee infrastructure that will be the subject of indemnity by the concession-granting power during and at the end of concessions, as laid down in the regulatory framework of the electricity sector, and in the concession contract signed between Cemig and its jointly-controlled subsidiaries and Aneel.

The balances of the financial assets are as follows:

	Consolidated	
	Sep. 30, 2012	Dec. 30, 2011
Distribution concessions	4,814,548	3,331,311
Gas concessions	352,100	304,616
Newer transmission concessions	5,222,776	5,503,592
Older transmission concessions	792,957	758,338
	11,182,381	9,897,857
Current assets	787,949	1,120,035
Non-current assets	10,394,432	8,777,822

The changes in the figures for these assets refer mainly to the updating of the value of the transmission assets.

The changes in the financial assets are as follows:

	Balance on Dec. 30, 2011	Additions	Retired	Reduction of Taesa stake	Balance on Sep. 30, 2012
Financial assets of the concession	9,897,857	2,494,281	(539,812)	(669,945)	11,182,381

On September 11, 2012 the Brazilian government issued Provisional Measure 579, governing renewals of electricity concessions. For more detail please see Explanatory Note 29.

21
CEMIG

A Melhor Energia do Brasil.

12. INVESTMENTS

The table below gives summary financial information on investments in subsidiaries, affiliated companies and jointly-controlled companies. The figures are adjusted for the percentage stake or interest held by the Company.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Cemig Geração e Transmissão	129,672	109,517	5,941,730	5,086,076
Cemig Distribuição	-	-	2,822,208	2,656,463
Light	17,739	-	1,153,686	1,160,184
Cemig Telecom	-	-	287,020	287,909
Gasmig	-	-	520,876	444,991
Gasmig (investment in progress)	-	67,223	-	67,223
Rosal Energia	-	-	149,210	158,676
Sá Carvalho	-	-	123,656	123,571
Horizontes Energia	-	-	77,749	73,203
Usina Térmica Ipatinga	-	-	25,921	37,577
Cemig PCH	-	-	92,029	95,228
Cemig Capim Branco Energia	-	-	44,476	42,592
Companhia Transleste de Transmissão	-	-	25,912	24,020
UTE Barreiro	-	-	28,911	23,034
Companhia Transudeste de Transmissão	-	-	14,201	13,150
Empresa de Comercialização de Energia Elétrica	-	-	3,127	239
Companhia Transirapé de Transmissão	-	-	11,576	10,525
Transchile	-	-	46,854	42,850
Efficientia	-	-	13,410	11,334
Central Termelétrica de Cogeração	-	-	6,014	6,348
Companhia de Transmissão Centroeste de Minas	-	-	24,012	20,912
Cemig Trading	-	-	23,644	13,008
Empresa Paraense de Transmissão de Energia-ETEP	-	-	132,036	132,203
Empresa Norte de Transmissão de Energia-ENTE	-	-	301,038	307,211
Empresa Regional de Transmissão de Energia-ERTE	-	-	72,162	73,432
Empresa Amazonense de Transmissão de Energia-EATE	-	-	681,214	672,559
Empresa Catarinense de Transmissão de Energia-ECTE	-	-	46,023	44,983
Axxiom Soluções Tecnológicas	-	-	5,193	4,253
Cemig Serviços	-	-	824	2,310
Parati	4,405	-	372,243	358,459
	151,816	176,740	2,321,435	11,994,523

22
CEMIG

CEMIG
A Melhor Energia do Brasil.

a) **These figures show the movement in investments in subsidiaries and jointly-controlled subsidiaries:**

	Dec. 30, 2011	Equity gain/loss (Profit/loss)	Equity gain/loss (Other Comprehensive Income)	Acquisitions, injections and reduction of capital	Dividends	Sep. 30, 2012
Cemig Geração e Transmissão	5,086,076	1,461,702	(315)	-	(605,733)	5,941,730
Cemig Distribuição	2,656,463	409,311	-	-	(243,566)	2,822,208
Cemig Telecom	287,909	(889)	-	z-	-	287,020
Rosal Energia	158,676	10,640	-	-	(20,106)	149,210
Sá Carvalho	123,571	21,471	-	-	(21,386)	123,656
Gasmig (*)	444,991	40,810	-	65,081	(30,006)	520,876
Gasmig – investment in progress (*)	67,223	-		(67,223)	-	-
Horizontes Energia	73,203	10,484	-	-	(5,938)	77,749
Usina Ipatinga Thermal	37,577	8,247	-	(15,000)	(4,903)	25,921
Cemig PCH	95,228	11,801	-	-	(15,000)	92,029
Cemig Capim Branco Energia	42,592	32,343	-	-	(30,459)	44,476
Companhia Transleste de Transmissão	24,020	3,959	-	-	(2,067)	25,912
UTE Barreiro	23,034	5,877	-	-	-	28,911
Companhia Transudeste de Transmissão	13,150	2,131	-	-	(1,080)	14,201
Empresa de Comercialização de Energia Elétrica	239	1,920	968	-	-	3,127
Companhia Transirapé de Transmissão	10,525	1,844	-	-	(793)	11,576
Transchile	42,850	305	3,699	-	-	46,854
Efficientia	11,334	6,305	-	-	(4,229)	13,410
Central Termelétrica de Cogeração	6,348	293	-	-	(627)	6,014
Companhia de Transmissão Centroeste de Minas	20,912	3,100	-	-	-	24,012
Light	1,160,184	59,407	-	-	(65,905)	1,153,686
Cemig Trading	13,008	23,452	-	-	(12,816)	23,644
Empresa Paraense de Transmissão de Energia - ETEP	132,203	13,221	-	-	(13,388)	132,036
Empresa Norte de Transmissão de Energia – ENTE	307,211	23,433	-	-	(29,606)	301,038
Empresa Regional de Transmissão de Energia - ERTE	73,432	6,296	-	-	(7,566)	72,162
Empresa Amazonense de Transmissão de Energia – EATE	672,559	53,695	-	-	(45,040)	681,214
Empresa Catarinense de Transmissão de Energia - ECTE	44,983	3,531	-	-	(2,491)	46,023
Axxiom Soluções Tecnológicas	4,253	940	-	-	-	5,193
Cemig Serviços	2,310	(1,486)	-	-	-	824
Parati	358,459	14,639	-	-	(855)	372,243
	11,994,523	2,228,782	4,352	(17,142)	(1,163,560)	13,046,955

(*) Additional acquisition of equity interest in Gasmig

On December 27, 2011 the Board of Directors authorized the acquisition of nominal preferred shares representing 4.38% of the total capital of Gasmig belonging to the government of the State of Minas Gerais, for R$ 67,223, corresponding to a price per share of approximately R$ 3.75, to be adjusted by the amount indicated in an independent valuation opinion to be prepared by a specialized institution to be chosen and contracted by Cemig.

Completion of the Opinion resulted in a valuation of the holding acquired at R$ 65,081, representing a payment made in excess in the amount of R$ 2,142, to be restituted by the Minas Gerais State Government, recorded in "Other credits".

On July 9, 2012 the representative of Minas Gerais State signed Gasmig's Share Transfer Book, recording the transfer to Cemig of ownership of 10,781,736 nominal common shares and 7,132,773 nominal preferred shares previously in the possession of the State. As from that date the Company owns 59.57% of Gasmig.

23
CEMIG

CEMIG
A Melhor Energia do Brasil.

b) **This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, *not* adjusted for the percentage represented by the Company's ownership interest:**

Company	Number of shares	On September 30, 2012			Jan. – Sep. 2012	
		Cemig stake (%)	Share capital	Stockholders' equity	Dividends	Profit (loss)
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,941,730	605,733	1,461,702
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,822,208	243,566	409,311
Light	203,934,060	26.06	2,225,822	3,260,787	252,901	292,289
Cemig Telecom	381,023,385	100.00	225,082	287,020	-	3,922
Rosal Energia	46,944,467	100.00	46,944	136,778	20,106	14,785
Sá Carvalho	361,200,000	100.00	36,833	123,656	21,386	21,471
Gasmig	409,255,483	59.57	643,780	824,756	54,369	72,870
Horizontes Energia	64,257,563	100.00	64,258	77,748	5,939	10,484
Usina Térmica Ipatinga	14,174,281	100.00	14,174	25,921	4,903	8,247
Cemig PCH	30,952,000	100.00	30,952	92,029	15,000	11,801
Cemig Capim Branco Energia	5,528,000	100.00	5,528	44,476	30,459	32,343
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	103,648	8,268	15,837
UTE Barreiro	30,902,000	100.00	30,902	28,911	-	5,877
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	59,172	4,500	59,172
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	3,127	-	1,920
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	47,249	3,237	7,528
Transchile	56,407,271	49.00	123,174	95,610	-	801
Efficientia	6,051,944	100.00	6,052	13,410	4,229	6,305
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,014	627	293
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	47,083	-	6,080
Cemig Trading	160,297	100.00	160	23,644	12,816	23,452
Empresa Paraense de Transmissão de Energia – ETEP	27,000,000	49.98	97,187	177,554	26,785	35,478
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	49.99	177,042	359,566	59,222	80,212
Empresa Regional de Transmissão de Energia – ERTE	36,940,800	49.99	36,941	81,766	15,135	16,248
Empresa Amazonense de Transmissão de Energia – EATE	92,000,000	49.98	386,838	297,420	90,106	180,026
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	19.09	42,095	134,057	13,049	32,221
Axxiom Soluções Tecnológicas	9,200,000	49.00	9,200	10,598	-	1,488
Cemig Serviços	5,100,000	100.00	5,100	825	-	(1,485)
Parati	1,462,910,601	25.00	1,432,910	1,488,972	-	55,867

Stockholding Restructuring Operation in Taesa

The Transmission Assets Investment Contract

On May 17, 2012, **Cemig GT** entered into a contract (the "Transmission Assets Investment Contract") with its jointly-controlled subsidiary **Taesa**, under which all the shareholdings owned by Cemig GT in **EBTE** (49% of EBTE) will be transferred to **Taesa**. With the transfer, Taesa will own 74.49% of EBTE, based on the holding of 49% transferred by Cemig GT, plus an indirect holding through EATE of 51% (Taesa owns 49.98% of the shares in EATE) (jointly referred to as "the TBE Group").

Under the same agreement, **Cemig** undertakes to transfer to **Taesa** the totality of the shares held by **Cemig** in the electricity transmission companies of the **TBE Group**: **ETEP** (49.98%); **ENTE** (49.99%); **ERTE** (49.99%); **EATE** (49.98%) and **ECTE** (19.09%).

Conclusion of this stockholding restructuring transaction, and final transfer of the assets referred to above, is still subject to the implementation of certain conditions precedent before it can take effect, of which the most important are (i) consent of the

24
CEMIG

25 CEMIG Company’s creditors, and (ii) approval of the transaction by the regulator, Aneel. The acquisition will also (iii) need to be approved by the monopolies authority, Cade. Under the Transmission Assets Investment Contract, Taesa is not allowed to dispose of, assign or transfer its holdings in the companies of the TBE Group before expiry of 120 months from the date of actual transfer of the said stockholdings, unless previously authorized by Cemig – but during that period Taesa may make total or partial disposal, assignment or transfer of any stockholding that it holds in the companies of the TBE Group provided that it transfers to Cemig the positive difference obtained on such disposal, assignment or transfer, the comparison being between the value of the consideration for the disposal, assignment or transfer and the amount for which the holdings in the TBE Group were transferred to Taesa, duly updated by the variation of the Selic rate published by the Brazilian Central Bank up to the date of the actual disposal, assignment or transfer. Contract to assume obligations – change in stockholders’ agreement On June 29, 2012 the indirect jointly-held subsidiary Taesa, together with Alupar Investimento S.A. (holder, with Cemig and Cemig GT, of control of the companies of the TBE Group) signed a private contract to assume obligations, agreeing the following: On January 2, 2013 (or on the date of transfer of the holdings in the companies of the TBE Group to Taesa, whichever is later), amended versions of the Stockholders’ Agreements of the companies in the TBE Group come into effect, and the changes to the respective by-laws must have been voted by Alupar Investimento S.A. and Taesa. Based on the above, it is Taesa’s understanding that it will cease to hold shared control of the companies of the TBE Group when the amended stockholders’ agreements referred to come into force, and that it will from then on have significant influence in those companies. Acquisition of the TBE companies – approvals to date On July 25, 2012 the request for consent to the transfer of a percentage interest in the concessions (subject of the stockholding restructuring) was filed with Aneel. On October 4, 2012 the Company updated the documents submitted to Aneel, to continue with the process. The matter is currently being considered by Aneel’s Economic and Financial Inspection Department (Superintendência de Fiscalização Econômica e Financeira, or SFF/Aneel), which is expected to state its position on the transaction by December of this year.

CEMIG
A Melhor Energia do Brasil.

Acquisition by Taesa of the remaining 50% of Unisa

On July 3, 2012 **Taesa** concluded acquisition of the remaining 50% of the shares in **Unisa** held by **Abengoa** Concessões Brasil Holding S.A.

This transaction was approved by Cade on July 4, 2012. Unisa was previously jointly-controlled by Taesa and Abengoa and, on July 3, 2012 became a wholly-owned subsidiary of Taesa. The total value of the consideration paid for the acquisition of the holding was R$ 876,865, comprising R$ 903,910 paid in cash, which includes the accumulated variation of the Selic rate up to the rate of conclusion of the transaction, net of the constitution of the dividends receivable in the amount of R$ 27,045 on the date of conclusion of the transaction, as per the terms of the contract signed by the parties.

New issue of shares by Taesa

On July 19, 2012 the indirectly jointly-controlled subsidiary Taesa issued 24 million Units in a public share offering, at R$ 65 per Unit. The Units in this transaction comprise one common share and two preferred shares, all nominal, of the book-entry type and without par value. On August 20, 2012, the supplementary lot of the public share offering, of three million Units, was exercised in its entirety, resulting in a total of 27 million Units under the public share offering.

The share capital of Taesa was increased, within the limit of its authorized capital ceiling of R$ 1.755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred. Following the increase the share capital of Taesa is R$ 3,067,535 which, after deduction of the issue costs of R$ 38,883, totaled R$ 3,028,652, comprising 344,498,907 nominal, book-entry shares without par value: 230,517,711 common and 113,981,196 preferred. Pursuant to Article 172, I, of the Brazilian Corporate Law and Article 9 of the Company's by-laws, there was no first refusal right for existing stockholders of the Company in the subscription.

With this issuance of shares Cemig GT reduces its percentage equity interest in Taesa, from 56.69% to 43.36% of the total capital, comprising 97,690,743 common shares and 51,683,548 preferred shares, as follows:

STOCKHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	Number of shares	%	Number of shares	%	Number of shares	%
Taesa: Total shares issued	230,517,711	100.00%	113,981,196	100.,00%	344,498,907	100.00%
Cemig GT	97,690,743	42.38%	51,683,548	45.34%	149,374,291	43.36%

This table shows the Company's stockholding on December 31, 2011:

STOCKHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	Number of shares	%	Number of shares	%	Number of shares	%
Taesa: Total shares issued	203,517,711	100.00%	59,981,196	100.00%	263,498,907	100.00%
Cemig GT	97,690,743	48.00%	51,683,548	86.17%	149,374,291	56.69%

26
CEMIG

27 CEMIG Effects of the Taesa public share offering on the profit of Cemig As mentioned, Taesa made an issue of shares at the price of R$ 65, which was higher than the book value of the shares in Taesa prior to the issue, even including in the calculation the added value of the concession resulting from the process of acquisition by Cemig GT of an equity interest in Taesa. This difference between the book value and the issue value gave rise to a gain in the amount of R$ 253,538, reported in the profit and loss account of Cemig for the third quarter of 2012. Madeira Energia S.A. The jointly-controlled subsidiary Madeira Energia S.A. – MESA (“Mesa”) is an unlisted corporation, constituted on August 27, 2007, the objects of which are construction and commercial operation of the Santo Antônio Hydroelectric Plant located on the Madeira River, and its Associated Transmission System, under the terms of Concession Contract for Use of a Public Asset Nº 001/2008-MME. Mesa is at a pre-operational phase, and thus is in need of financial support from its joint controlling stockholders. The injection of R$ 217,073 arises from paying-up of subscriptions of shares in 2012, duly approved in Minutes, in accordance with the investment plan approved in the Notice of Board Spending Decision CRCA 089/07 by Cemig’s Board of Directors. Mesa has suffered recurring losses in its operations, and on September 30, 2012 its current liabilities exceeded current assets by R$ 1,943,146. The proportional effect on Cemig is R$ 194,315. Its management has plans to correct the situation of negative net working capital. As of this writing, Mesa depends on the financial support of its stockholders and/or on obtaining loans from third parties to continue operating. Mesa and its subsidiary are incurring costs of constitution relating to the construction of the Santo Antônio Hydroelectric Plant. The value of the fixed asset built with this expenditure totaled R$ 13,800,064 on September 30, 2012 which, according to the financial forecasts prepared by its management, will be absorbed by future revenues generated when the unit starts operating. On September 30, 2012 the value of the fixed assets proportional to Cemig’s equity ownership in this jointly-controlled subsidiary was R$ 1,380,006.

28 CEMIG Acquisition of an interest in Guanhães Energia S.A. (jointly-controlled subsidiary) On August 28, 2012 the subsidiary Light Energia S.A. finalized the transaction to acquire a holding in Guanhães Energia, in which it acquired 51% of the common shares, from Investminas Participações S.A. Guanhães was created to build four Small Hydroelectric Plants (PCHs) – Dores de Guanhães, Senhora do Porto, Jacaré and Fortuna II, all in the State of Minas Gerais, with aggregate installed generation capacity of 44.80 MW. The first of these PCHs is scheduled to start operating in October 2013, and the last in February 2014. Guanhães Energia S.A. is jointly controlled by Light Energia S.A. (51%) and by Cemig GT (49%). The value of the net assets acquired was R$ 26,586. The difference between the amount paid, R$ 26,586, and the book value of R$ 10,357 is stated as the added value of the concession, an identifiable intangible asset with defined useful life, which is reported in Intangible in the Statement of financial position (balance sheet). This asset will be amortized over the periods of the concessions, starting from the date of start of operation of each one of them. Dilution of equity interest in Renova Energia S.A., subsidiary of Light On July 13, 2012 Renova Energia S.A. and BNDES Participações S.A. (“BNDESPar”), a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), entered into an agreement for BNDESPar to become a shareholder in Renova Energia. On September 26, 2012 the transaction was finalized with subscription payment by BNDESPar of 23,059,239 common shares and 4,875,036 preferred shares, arising from assignment, free of charge, to BNDESPar of the right of first refusal by RR Participações S.A., Light Energia S.A. and InfraBrasil Fundo de Investimento em Participações, as part of the capital increase transaction, at the issue price of R$ 9.3334 per share, for a total amount of R$ 314,702. After the transaction, the percentage interest owned by Cemig’s subsidiary Light Energia S.A. in Renova Energia S.A. was reduced from 25.9% to 22.0%. The transaction generated a gain for the subsidiary Light Energia of R$ 43,052, recorded in the line Equity gain (loss) in subsidiaries.

29 CEMIG 13. PROPERTY, PLANT AND EQUIPMENT Consolidated Sep. 30, 2012 Dec. 30, 2011 Historic cost Accumulated depreciation Net value Historic cost Accumulated depreciation Net value In service 19,899,843 (12,187,114) 7,712,729 19,052,126 (12,022,438) 14,742,41 7 Land 423,470 - 423,470 424,728 - 424,728 Reservoirs, dams and water courses 8,610,213 (5,134,874) 3,475,339 7,990,344 (5,035,301) 6,430,382 Buildings, works and improvements 2,463,030 (1,582,352) 880,678 2,319,093 (1,560,550) 1,639,221 Machinery and equipment 8,323,400 (5,407,689) 2,915,711 8,233,445 (5,362,640) 5,786,516 Vehicles 20,996 (13,829) 7,167 25,775 (16,017) 16,925 Furniture and utensils 58,734 (48,370) 10,364 58,741 (47,930) 21,175 Under construction 1,039,572 - 1,039,572 1,632,103 - 1,632,103 Assets in progress 1,039,572 - 1,039,572 1,632,103 - 1,632,103 Net PP&E – Consolidated 20,939,415 (12,187,114) 8,752,301 20,684,229 (12,022,438) 17,414,09 2 The reduction in the total for Assets in progress principally reflects the start of physical operation of the Santo Antônio Hydroelectric Plant on March 30, 2012. The changes in property, plant, and equipment from are as as follows: Consolidated Balance on Dec. 30, 2011 Additions / transfers Written off Depreciation Balance on Sep. 30, 2012 In service 7,029,688 995,102 (6,733) (305,328) 7,712,729 Land 424,728 (1,258) - - 423,470 Reservoirs, dams and water courses 2,955,043 628,379 (1) (108,082) 3,475,339 Buildings, works and improvements 758,543 147,825 (18) (25,672) 880,678 Machinery and equipment 2,870,805 218,992 (5,629) (168,457) 2,915,711 Vehicles 9,758 92 (1,083) (1,600) 7,167 Furniture and utensils 10,811 1,072 (2) (1,517) 10,364 Under construction 1,632,103 (592,531) - - 1,039,572 Net PP&E – Consolidated 8,661,791 402,571 (6,733) (305,328) 8,752,301 Aneel, under the Brazilian regulatory framework, is responsible for establishing and periodically reviewing useful economic life estimates for generation and transmission assets in the electricity sector. The useful life estimates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets. Useful life review On February 7, 2012 Aneel, by Normative Resolution 474, set new annual rates of depreciation for assets in service under electricity concessions based on a review of their useful lives. The new rates were applied as effective January 1, 2012. The Company has processed the changes in the rates, and recalculated the amount of the indemnity of the assets that are subject to reversion on expiry of the period of the Concession – 2016 for Cemig D, 2026 for Light – and of the amount attributable to Intangible Assets. This recalculation resulted in the reclassification of R$ 437,720 from Intangible assets to Financial assets, without change in the other accounting

30 CEMIG procedures arising from the adoption of OCPC 5 – Concession Contracts (OCPC5 – Contratos de Concessão).

CEMIG
A Melhor Energia do Brasil.

Cost of loan

The Company transferred costs of loans and financings linked to works to the account Intangible assets, in the amount of R$ 50,406, on September 30, 2012 (R$ 45,929 on September 30, 2011).

On September 11, 2012 the Brazilian government issued Provisional Measure 579, which deals with renewals of concessions. For more details on this please see Explanatory Note 29.

14. INTANGIBLE ASSETS

Parent Company	Sep. 30, 2012			Dec. 30, 2011		
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service	**3,886**	**(3,360)**	**526**	**3,799**	**(3,149)**	**650**
Useful life defined						
Software use rights	3,794	(3,274)	520	3,711	(3,064)	647
Brands and patents	9	(3)	6	5	(2)	3
Right of commercial operation of concession	83	(83)	-	83	(83)	-
Under construction	**497**	**-**	**497**	**7**	**-**	**7**
Assets in progress	497	-	497	7	-	7
Intangible, net – Parent Company	**4,383**	**(3,360)**	**1,023**	**3,806**	**(3,149)**	**657**

Consolidated	Sep. 30, 2012			Dec. 30, 2011		
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service	**10,711,656**	**(7,262,469)**	**3,449,187**	**10,448,490**	**(6,709,432)**	**3,739,058**
Useful life defined						
Temporary easements	36,069	(1,720)	34,349	34,248	(1,585)	32,663
Paid concession contract	51,908	(9,842)	42,066	31,974	(8,742)	23,232
Right of commercial operation of concession	10,403,576	(7,078,064)	3,325,512	10,202,921	(6,556,363)	3,646,558
Others	220,103	(172,843)	47,260	179,347	(142,742)	36,605
Under construction	**1,166,247**	**-**	**1,166,247**	**1,522,123**	**-**	**1,522,123**
Assets in progress	1,166,247	-	1,166,247	1,522,123	-	1,522,123
Net intangible assets – Consolidated	**11,877,903**	**(7,262,469)**	**4,615,434**	**11,970,613**	**(6,709,432)**	**5,261,181**

The changes in consolidated intangible assets are as follows:

Consolidated	Balance on Dec. 30, 2011	Additions	Written off	Amortization	Transfers	Balance on Sep. 30, 2012
In service	**3,739,058**	**-**	**(18,619)**	**(382,816)**	**111,564**	**3,449,187**
Useful life defined						
- Temporary easements	32,663	-	-	(134)	1,820	34,349
- Paid concessions	23,232	-	(1,220)	(960)	21,014	42,066
- Assets of concession	3,646,558	-	(17,399)	(374,921)	71,274	3,325,512
- Others	36,605	-	-	(6,801)	17,456	47,260
Under construction	**1,522,123**	**1,267,009**	**-**	**-**	**(1,622,885)**	**1,166,247**
- Assets in progress	1,522,123	1,267,009	-	-	(1,622,885)	1,166,247
Net intangible assets – Consolidated	**5,261,181**	**1,267,009**	**(18,619)**	**(382,816)**	**(1,511,321)**	**4,615,434**

31
CEMIG

32 CEMIG Concession Assets In compliance with Technical Interpretation ICPC 01 – Accounting for concessions (Interpretação Técnica ICPC 01 – Contabilidade de concessões), the portion of the distribution, gas and wind power infrastructure that will be amortized during the concession, comprising the assets of distribution, net of the “Special Obligations” (interests held by consumers), is reported in Intangible assets. Cost of loan The Company transferred costs of loans and financings linked to works to the account Intangible assets, in the amount of R$ 12,691 on September 30, 2012 (R$ 43,128 on September 30, 2011). On September 11, 2012 the Brazilian government issued Provisional Measure 579, which deals with renewals of concessions. For more details please see Explanatory Note 29. 15. SUPPLIERS Consolidated Sep. 30, 2012 Dec. 30, 2011 Current Wholesale supply and transport of electricity Eletrobrás – supply from Itaipu 223,990 198,280 Furnas 53,950 55,464 CCEE 146,020 40,326 UTE Norte Fluminense 38,186 38,392 Electricity Auctions 46,053 63,904 Others 459,944 364,907 968,143 761,273 Materials and services 471,608 428,575 1,439,751 1,189,848

CEMIG
A Melhor Energia do Brasil.

16. TAXES PAYABLE

a) Taxes payable

The non-current Pasep and Cofins obligations refer to the temporary differences arising from the application of CPC 01, and the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them, since 2008, not to make the payment, authorizing payment through court deposits. They maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

	Consolidated		Parent Company	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011
Current				
ICMS -Value-added tax	379,496	329,696	18,091	18,091
COFINS	99,992	94,662	1,405	11,636
PASEP	21,510	20,742	305	2,526
INSS	24,058	24,641	1,654	2,130
Others	38,336	46,812	977	1,357
	563,392	516,553	22,432	35,740
Non-current				
COFINS	693,596	683,332	-	-
PASEP	150,539	148,355	-	-
Others	140,974	65,400	-	-
	985,109	897,087	-	-
	1,548,501	1,413,640	22,432	71,480

b) Income tax and Social Contribution payable

	Consolidated	
	Sep. 30, 2012	Dec. 30, 2011
Current		
Income tax	121,092	86,753
Social Contribution tax	51,579	42,631
	172,671	129,384

The non-current Income tax and Social Contribution tax is given in Explanatory Note 8 of these Interim Financial Statements.

The deferred non-current obligations for income tax and the Social Contribution tax refer, substantially, to the recognition of Financial instruments (foreign exchange variation) by the cash method, Adjustment of assets and liabilities to present value, Costs of raising loans, and Costs attributed to fixed assets.

33
CEMIG

34 CEMIG 17. LOANS, FINANCINGS AND DEBENTURES LENDERS Principal maturity Annual financial cost, % Currency Consolidated Sep. 30, 2012 Dec. 30, 2011 Current Non-current Total Total FOREIGN CURRENCY ABN Amro Real (3) 2013 6% US$ 25,822 - 25,822 46,989 Banco do Brasil – A – Various bonds (1) 2024 Various US$ 6,698 23,906 30,604 34,826 BNP Paribas 2012 5.89% EURO - - - 1,387 KFW 2016 4.50% EURO 1,809 6,027 7,836 8,028 Brazilian Federal Treasury (1) 2024 Various US$ 3,291 11,496 14,787 16,893 Banco Interamericano del Desarrollo (7) 2026 2.12% US$ 1,911 35,662 37,573 35,529 BNP – 36mn – Euros 2014 3.98% EURO 525 29,670 30,195 27,882 Merrill Lynch – US$50mn 2016 2.59% US$ 128 32,971 33,099 30,570 Citibank – US$100mn 2018 2.46% US$ 171 65,940 66,111 - BID (16) 2022 Libor + Spread 1.7 to 2.2% p.a. US$ 6,477 79,463 85,940 52,902 BID (16) 2023 Libor + Spread 1.5 to 1.88% p.a. US$ 14,026 134,995 149,021 92,561 Others 2019 Various Various 8,061 3,060 11,121 11,340 Debt in foreign currency 68,919 423,190 492,109 358,907 BRAZILIAN CURRENCY Banco do Brasil 2017 108.33% of CDI R$ 4,968 197,246 202,214 - Banco do Brasil 2012 109.80% of CDI R$ 602,065 - 602,065 591,951 Banco do Brasil 2013 CDI + 1.70% R$ 30,544 14,667 45,211 56,844 Banco do Brasil 2013 107.60% of CDI R$ 130,458 - 130,458 136,566 Banco do Brasil 2014 104.10% of CDI R$ 443,196 800,000 1,243,196 1,224,881 Banco do Brasil 2013 10.83% R$ 770,506 - 770,506 706,796 Banco do Brasil 2013 104.08% of CDI 652,544 - 652,544 - Banco do Brasil 2014 98.5% of CDI R$ 102,392 364,964 467,356 436,637 Banco do Brasil 2012 106.00% of CDI R$ 107,021 - 107,021 99,779 Banco Itaú BBA 2013 CDI + 1.70% R$ 82,987 29,190 112,177 158,837 Banco Itaú BBA 2014 CDI + 1.70% R$ 1,006 868 1,874 2,955 Banco Votorantim 2013 CDI + 1.70% R$ 25,738 316 26,054 53,415 BNDES 2026 TJLP + 2.34% R$ 7,919 97,928 105,847 111,678 Bradesco 2014 CDI + 1.70% R$ 527 455 982 1,550 Bradesco 2013 CDI + 1.70% R$ 103,400 37,857 141,257 198,181 Bradesco (2) 2012 106.00% of CDI R$ 1,068,440 - 1,068,440 990,142 Eletrobras 2013 FINEL + 7.50% to 8.50% R$ 14,076 2,149 16,225 25,603 Eletrobras 2023 UFIR. RGR + 6.00% to 8.00% R$ 73,871 331,596 405,467 428,238 Santander do Brasil 2013 CDI + 1.70% R$ 20,242 - 20,242 40,451 Unibanco 2013 CDI + 1.70% R$ 80,564 12,559 93,123 161,272 Unibanco (2) 2013 CDI + 1.70% R$ 19,151 - 19,151 40,085 Itaú and Bradesco (4) 2015 CDI + 1.70% R$ 191,137 491,799 682,936 819,996 Banco do Brasil (8) 2020 TJLP + 2.55% R$ 683 20,037 20,720 22,768 Unibanco (8) 2020 TJLP + 2.55% R$ 187 5,056 5,243 5,768 CCB Bradesco S.A (5) 2017 CDI + 0.85% R$ 38,696 121,778 160,474 149,820 ABN Amro Real (5) 2014 CDI + 0.95% R$ 158 25,980 26,138 27,005 BNDES (5) 2019 TJLP R$ 69,983 320,334 390,317 371,729 Banco Itaú 2012 100% CDI + 0.97% p.a. R$ 9,038 - 9,038 - BNDES (11) 2033 TJLP + 2.40% R$ 1,182 370,448 371,630 349,505 BNDES – Onlending (11) 2033 TJLP R$ 1,410 379,067 380,477 354,783 Amazonia – FNO 2031 10% p.a. R$ 300 56,528 56,828 54,807 BNDES – Principal Subcredit A/B/C/D (10) 2015 Various R$ 5,562 62,667 68,229 66,932 BNDES (12) 2024 TJLP +2.15% R$ 3,155 34,616 37,771 39,961 CEF (13) 2022 TJLP + 3.50% R$ 7,293 55,308 62,601 64,784 CEF (14) 2021 TJLP + 3.50% R$ 5,966 44,251 50,217 52,109 CEF (15) 2022 TJLP + 3.50% R$ 9,690 82,367 92,057 95,267 BNDES (16) 2019 Various R$ 42,959 198,680 241,639 210,744 Syndicate of Banks (16) 2015 CDI + 0.90% R$ 7,050 1,756 8,806 18,462 CEF (16) 2016 117.5% of CDI R$ 1,809 4,947 6,756 10,585 Promissory Notes (Itaú) 2012 105.5% of CDI R$ 548,180 - 548,180 669,132 Promissory Notes (Itaú) 2012 104% of CDI R$ 403,517 - 403,517 - BNDES (17) 2016 TJLP + 3.12 R$ 29,544 90,006 119,550 131,225 BNDES (18) – Cemig Telecom 2017 Various R$ 9,066 36,237 45,303 51,972 BNDES 2028 URTJ + 1.97% R$ 4,061 58,490 62,551 49,588 Others 2025 Various R$ 18,244 309,074 327,318 298,809 Debt in Brazilian currency 5,750,485 4,659221 10,409,706 9,381,612 Costs of loans and financings 5,819,404 5,082,411 10,901,815 9,740,519 Debentures (6) 2014 IGP-M + 10.50% R$ 12,581 376,328 388,909 372,697 Debentures – Minas Gerais state government (6)(9) 2031 IGP-M R$ - 51,227 51,227 46,896 Debentures (6) 2017 IPCA + 7.96% R$ 32,536 519,147 551,683 502,648 Debentures (6) 2012 CDI+ 0.90% R$ - - - 1,754,714 Debentures (6) 2015 IPCA + 7.68% R$ 506,910 885,469 1,392,379 1,367,937 Debentures 2017 CDI + 0.90% R$ 27,790 479,835 507,625 - Debentures 2022 IPCA + 6.20% R$ 29,622 685,047 714,669 - Debentures 2019 IPCA + 6.20% R$ 8,547 204,544 213,091 - Debentures I and IV (5) (6) 2015 TJLP + 4.00% R$ 7 10 17 22 Debentures V (5) (6) 2014 CDI + 1.50% R$ 77,169 118,676 195,845 241,759 Debentures VII (5) (6) 2016 CDI + 1.35% R$ 8,166 210,555 218,721 214,400 Debentures VIII (5) (6) 2026 CDI + 1.18% R$ 703 152,629 153,332 - Debentures of Light Energia I (5) (6) 2016 CDI + 1.45% R$ 2,522 55,594 58,116 57,074 Debentures of Light Energia II (5) (6) 2019 CDI + 1.18% R$ 1,295 137,482 138,777 137,487 Debentures of Light Energia III (5) (6) 2026 CDI + 1.18% R$ 45 9,742 9,787 - Debentures (6) (10) 2016 CDI+1.30 R$ 3,138 7,790 10,928 13,281 Debentures (11) 2013 IPCA R$ 225,329 - 225,329 207,094 Debentures (6) (19) 2016 CDI+1.30 R$ 20,830 51,693 72,523 88,148 Debentures (6) (20) 2016 CDI+1.30 R$ 39,476 97,944 137,420 167,035 Debentures (6) (21) 2016 112.5% of CDI R$ 7,232 22,762 29,993 35,124 Debentures (6) (20) 2017 Various R$ 105,368 535,390 640,759 832,234 Total, debentures 1,109,267 4,601,864 5,711,130 6,038,550 Overall total – Consolidated 6,928,670 9,684,275 16,612,945 15,779,069

CEMIG
A Melhor Energia do Brasil.

(1) Interest rates vary: 2.00% to 8.00% p.a.; 6-month Libor plus spread of 0.81% to 0.88% p.a.
(2) Loan from parent company.
(3) Swaps for exchange of rates were contracted. The rate for the loans and financings taking the swaps into account is: CDI + 1.50% p.a.
(4) Refers to the senior units of the receivables funds. See Explanatory Note 10 to the consolidated financial statements.
(5) Loans, financings and debentures of RME (Light) and Parati.
(6) Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(7) Financing of Transchile.
(8) Financing of Cachoeirão.
(9) Contracts adjusted to present value, as per CPC (Accounting Pronouncement) 12.
(10) Loan contracted by the jointly-controlled subsidiary Empresa Catarinense de Transmissão de Energia S.A –ECTE.
(11) Loan contracted by the jointly-controlled subsidiary Madeira Energia S.A..
(12) Loan contracted by the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(13) Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.
(14) Loan contracted by the jointly-controlled subsidiary Praia de Parajuru S.A.;
(15) Loan contracted by the jointly-controlled subsidiary Volta do Rio S.A.
(16) Loan contracted by the jointly-controlled subsidiary Taesa.
(17) Financing of Gasmig.
(18) Loan contracted by Cemig Telecom.
(19) Loan contracted by the jointly-controlled subsidiary Empresa Norte de Transmissão de Energia S.A – ENTE.
(20) Loan contracted by the jointly-controlled subsidiary Empresa Amazonense de Transmissão de Energia S.A –EATE.
(21) Loan contracted by the jointly-controlled subsidiary Empresa Paraense de Transmissão de Energia – ETEP.

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2012	2013	2014	2015	2016	2017	2018	2019 and later	Total
Currency									
US dollar	26,886	51,979	33,301	35,848	37,496	71,528	53,119	141,318	451,475
Euro	1,473	1,722	31,393	1,722	1,722	-	-	-	38,032
UMBndes (**)	104	379	379	379	379	379	379	224	2,602
	28,463	**54,080**	**65,073**	**37,949**	**39,597**	**71,907**	**53,498**	**141,542**	**492,109**
Indexors									
IPCA (Expanded Consumer Price Index)	282,533	566,639	479,591	666,376	173,853	173,001	102,263	787,534	3,231,790
UFIR / RGR (Fiscal Reference Unit)	24,213	67,322	69,486	61,090	49,601	40,034	35,362	58,898	406,006
CDI (Interbank CDs)	3,605,374	2,044,606	1,275,405	667,614	417,494	731,514	90,378	150,049	8,982,434
Eletrobras Internal Index – Finel	4,406	11,819	-	-	-	-	-	-	16,225
URTJ/TJLP (*)	35,260	190,563	211,884	200,414	191,817	160,576	148,177	857,980	1,996,671
IGP-M inflation index	12,176	2,263	378,457	2,035	1,964	1,892	1,862	59,626	460,275
UMBndes (**)	8,673	32,648	32,614	32,548	31,459	17,171	9,966	19,321	184,400
Others (IGP-DI, INPC-TR) (***)	4,089	1,268	1,538	855	725	725	516	-	9,716
Fixed rate	173,251	599,452	1,376	3,837	4,778	3,939	3,835	42,851	833,319
	4,149,975	**3,516,580**	**2,450,351**	**1,634,769**	**871,691**	**1,128,852**	**392,359**	**1,976,259**	**16,120,836**
	4,178,438	**3,570,660**	**2,515,424**	**1,672,718**	**911,288**	**1,200,759**	**445,857**	**2,117,801**	**16,612,945**

(*) URTJ – Interest rate reference unit.
(**) UMBndes – BNDES Monetary Unit.
(***) IGP-DI inflation index (General Price Index – Domestic Availability).
INPC – National Consumer Price Index.

Variations in the principal currencies and indexors used for monetary updating of loans and financings were as follows:

Currency	Accumulated variation 9M 2012	Accumulated variation 3Q 2012	Accumulated variation 9M 2011	Accumulated variation 3Q 2011
US dollar	8.25%	0.46%	11.30%	18.79%
Euro	7.26%	1.96%	11.93%	10.02%

Indexors	Accumulated variation 9M 2012	Accumulated variation 3Q 2012	Accumulated variation 9M 2011	Accumulated variation 3Q 2011
IGP-M index	7.09%	3.78%	4.15%	0.97%
IPCA index	3.77%	1.42%	4.98%	1.06%
CDI rate	6.59%	1.91%	8.69%	3.01%
Finel	1.39%	0.75%	0.82%	0.19%

35
CEMIG

36 CEMIG The movement in loans, financings and debentures was as follows: Consolidated Parent Company Balance on December 31, 2011 15,779,069 1,030,227 Acquisition of subsidiaries – initial consolidation balances 229,026 - Reduction of equity interests in subsidiaries (455,284) - Loans and financings obtained 4,029,190 - Monetary and exchange rate variation 195,530 - Financial charges provisioned 934,407 80,545 Financial charges paid (736,788) (4,784) Capitalization 867 - Amortization of financings (3,363,072) (18,397) Balance at September 30, 2012 16,612,945 1,087,591 a) Issue of promissory notes by Cemig D On July 2, 2012, Cemig D made its 5th issue of Commercial Promissory Notes, for public distribution, under CVM Instruction 476 of January 16 2009, in the amount of R$ 640,000. Sixty-four Promissory Notes were issued, each with nominal unit value of R$ 10,000 (“the Promissory Notes”), with maturity on June 27, 2013. The Notes are remunerated by interest at 104.8% of the DI Rate, and have the surety guarantee of Cemig D. The issue of the Notes was approved by the meeting of the Board of Directors on June 5, 2012. The proceeds were used to finance investments made or to be made, for payment of debt(s) contracted and/or strengthening of the Issuer’s working capital. The lead manager of the offering was BB – Banco de Investimento S.A. b) Restrictive covenant clauses Cemig and its subsidiaries and jointly-controlled subsidiaries have contracts for loans and financings with restrictive covenant clauses, requiring compliance on June 30 and December 31 of each year. c) Debentures The debentures issued by the subsidiaries and jointly-controlled subsidiaries are nonconvertible.

CEMIG
A Melhor Energia do Brasil.

The consolidated totals of funds raised in 2012 are as follows:

Lenders	Principal maturity	Annual financial cost, %	Amount raised
Foreign currency			
Citibank	2018	Libor+1.66%	52,648
Citibank	2018	Libor+1.66%	12,950
Total funds raised in non-Brazilian currency			**65,598**
Brazilian currency			
Debentures	2017	CDI + 0.90	483,950
Debentures	2022	IPCA + 6.20	676,653
Debentures	2019	IPCA + 6.00	201,865
Promissory Note – Bradesco	2012	103 of CDI	1,000,000
CEF	2034	TJLP + 3.8	500
Promissory Note – BB–BI	2013	104 of CDI	392,335
Santander – Finame Subcredit A	2022	5.50%	315
BNDES	2028	URTJ + 1.97	11,760
Banco do Brasil	2013	104.08 of CDI	640,000
Banco do Brasil	2017	108.33 of CDI	196,247
Eletrobras	2023	6%	15,250
Eletrobras	2023	6%	15,250
Eletrobras	2016	6.50%	1,720
Bradesco XI and XII	2017	2.20 + CDI	6,370
Votorantim I to V	2012	2.20–3.00 of CDI	6,860
Debentures – Votorantim	2017	1.6 + CDI	24,500
Debentures – Pine	2017	1.6 + CDI	19,600
Pine I to III	2012	2.20 + CDI	2,940
HP	2017	12.55–13.13	967
HP	2017	3.05–3.16 + CDI	3,281
Ativas Participações	2012	2.49 + CDI	1,133
Ale Participações	2012	2.49 + CDI	838
Samor Participações	2012	2.49 + CDI	492
Banco Itaú	2012	100 of CDI + 0.97 p.a.	8,946
Banco Itaú	2012	CDI + 1.86	1,316
Banco Itaú	2012	CDI + 1.45	8,573
BNDES	2026	URTJLP – TJLP 6% + 1.97% p.a.	11,916
BNDES – Capex 11/12 Subcredit 2	2019	TJLP + 1.81%	8,601
BNDES – Capex 11/12 Subcredit 3	2019	TJLP + 2.21%	12,380
BNDES – Capex 11/12 Subcredit 4	2019	TJLP + 3.21%	12,380
BNDES – Capex 11/12 Light Energia	2018	TJLP + 1.81%	6,924
BNDES – LightGer	2028	TJLP + 1.97%	3,190
BNDES – Proesco 7th round	2017	TJLP + 1.81%	1,744
Renova Energia – BNDES TJLP + 1.92%	2029	TJLP + 1.92%	9,339
Debentures – 8th Issue (Light Sesa)	2026	CDI + 1.18%	122,249
Debentures – 3rd Issue (Light Energia)	2026	CDI + 1.18%	7,819
BNDES – Capex 11/12 Subcredit 2	2019	TJLP + 1.81%	2,116
BNDES – Capex 11/12 Subcredit 3	2019	TJLP + 2.21%	3,045
BNDES – Capex 11/12 Subcredit 4	2019	TJLP + 3.21%	3,045
BNDES – Capex 11/12 Light Energia	2018	TJLP + 1.81%	1,703
BNDES – LightGer	2028	TJLP + 1.97%	785
BNDES – Proesco 7th round	2017	TJLP + 1.81%	429
Renova Energia – BNDES TJLP+1.92%	2029	TJLP + 1.92%	2,297
Debentures – 8th Issue (Light Sesa)	2026	CDI + 1.18%	30,046
Debentures – 3rd Issue (Light Energia)	2026	CDI + 1.18%	1,923
Total funds raised in Brazilian currency			**3,963,592**
Overall total – Consolidated			**4,029,190**

37
CEMIG

CEMIG
A Melhor Energia do Brasil.

18. REGULATORY CHARGES

	Consolidated	
	Sep. 30, 2012	Dec. 30, 2011
Global Reversion Reserve – RGR	88,032	58,930
Fuel Consumption Account – CCC	38,256	68,492
CDE – Energy Development Account	56,679	45,436
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	4,796	4,631
Energy Efficiency	156,380	147,724
Research and Development	197,864	216,524
Energy System Expansion Research	4,850	4,093
National Scientific and Technological Development Fund	7,994	7,803
Proinfa Alternative Energy Program	4,298	22,772
Emergency capacity charge	49,266	49,319
0.30% additional payment – Law 12111/09	4,121	3,500
	613,743	630,431
Current liabilities	353,334	368,229
Non-current liabilities	260,409	262,202

19. EMPLOYEE POST-RETIREMENT BENEFITS

Pension Fund

The movement in Net liabilities has been as follows:

Parent Company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
	FORLUZ				
Net liabilities on December 31, 2011	0	0	0	0	0
Expense recognized in the Profit and loss account	3,305	3,614	89	3,881	10,889
Contributions paid	(4,855)	(2,157)	(34)	(496)	(7,542)
Net liabilities on September 30, 2012	**(1,550)**	**1,457**	**55**	**3,385**	**4,897**
Current liabilities					2,595
Non-current liabilities					100,703

Consolidated	Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance	Total
	FORLUZ	BRASLIGHT				
Net liabilities on December 31, 2011	0	355,961	0	0	0	355,961
Expense recognized in the Profit and loss account	67,129	27,806	54,371	1,080	45,043	195,429
Contributions paid	(97,844)	(29,885)	(40,868)	(644)	(8,546)	(177,787)
Net liabilities on September 30, 2012	**(30,715)**	**353,882**	**13,503**	**436**	**36,497**	**373,603**
Current liabilities						95,259
Non-current liabilities						2,209,542

The amounts posted in Current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of their actuarial liabilities.

The amounts recorded in the expense posted in the Profit and loss account refer to the retirement payments made plus the financial charges and exchange rate variation arising on the plan.

38
CEMIG

CEMIG
A Melhor Energia do Brasil.

20. PROVISIONS

Cemig and its subsidiaries and jointly-controlled subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, employment and environmental law, and civil and other issues.

Proceedings in which the Company is a debtor

The Company, its subsidiaries and its jointly-controlled subsidiaries have made provisions for risks in tax, employment-law, regulatory and environmental legal proceedings in which the chances of loss are assessed as "probable" (i.e. it is expected that there will be an outflow of funds to settle the obligation), as follows:

	Consolidated				
	Balance on Dec. 30, 2011	Additions (–) Reversals	Write-off	Effect of change of % stake in subsidiary	Balance on Sep. 30, 2012
Labor claims	135,121	(6,844)	(13,584)	(119)	114,574
Civil lawsuits					
Consumer relations	88,195	(18,495)	(1,336)	-	68,364
Other civil cases	61,710	35,019	(14,853)	(27)	81,849
	149,905	16,524	(16,189)	(27)	150,213
Tax	117,637	5,457	(1,561)	1,533	123,066
Environmental	56,635	24,825	(10,590)	-	70,870
Regulatory	78,137	(7,248)	(3,988)	-	66,901
Other	12,004	7,436	(1,664)	-	17,776
Total	**549,439**	**40,150**	**(47,576)**	**1,387**	**543,400**

	Parent Company			
	Balance on Dec. 30, 2011	Additions (–) Reversals	Write-off	Balance on Sep. 30, 2012
Labor claims	58,902	(10,088)	(1,639)	47,175
Civil lawsuits				
Consumer relations	35,413	(15,348)	(120)	19,945
Other civil cases	16,178	3,476	(383)	19,271
	51,591	(11,872)	(503)	39,216
Tax	33,342	(3,336)	-	30,006
Environmental	207	20,796	-	21,003
Regulatory	38,210	(6,375)	(88)	31,747
Other	3,700	2,099	(227)	5,572
Total	**185,952**	**(8,776)**	**(2,457)**	**174,719**

Cemig's management believes that any disbursements in excess of the amounts provisioned, when the related proceedings are completed, will not significantly affect the result of operations or the financial position of the Parent Company nor the consolidated result.

The details on the principal provisions and contingent liabilities are as follows:

39
CEMIG

40 CEMIG Provisions, made for legal actions in which the chances of loss have been assessed as “probable”; and Contingent liabilities, for legal actions in which the chances of loss are assessed as “possible” Employment-law obligations The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous legal actions brought by its employees and by outsourced employees. Most of these actions are disputes on overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or calculation of retirement pension payments by Forluz, and salary adjustments. The total amount of this contingency is approximately R$ 449,408 (R$ 523,697 on December 31, 2011), of which R$ 114,574 has been provisioned (R$ 135,121 on December 31, 2011). Consumer relations Cemig and its subsidiaries are parties in various actions for indemnity for pain and suffering arising, principally, from incidents involving the electricity distribution network, irregularities in measurement of consumption, and allegedly undue charging during the normal course of business, in the total amount of R$ 85,088 (R$ 189,088 on December 31, 2011), of which R$ 68,364 has been provisioned (R$ 88,195 on December 31, 2011). Among these actions there are proceedings relating to the accident on February 27, 2011 in the town of Bandeira do Sul. The more important aspect of these actions is not exclusively their financial impact, but the exposure of the Company’s image. Regulatory matters – tariff increases (under the “Cruzado Plan”) Several industrial consumers filed actions against Cemig and its subsidiaries seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan”, in 1986, alleging that the said increase violated the control of prices instituted by that plan. The amount of the contingency is approximately R$ 36,782 (R$ 47,124 on December 31, 2011), of which R$ 31,974 has been provisioned (R$ 37,824 on December 31, 2011).

41 CEMIG Tax and similar charges – the Finsocial tax The federal government filed a rescission action against Cemig, to rescind the Appeal Court judgment given in the action for rescission previously filed by Cemig, on the subject of the Finsocial tax, with the argument that Cemig filed its action after the expiry period of two years. The contingency is estimated at R$ 94,871 (R$ 90,063 on December 31, 2011), of which R$ 22,341 has been provisioned (R$ 22,137 on December 31, 2011). Environmental actions The Company and its subsidiaries and jointly-controlled subsidiaries are involved in environmental matters, relating to protected areas, environmental licenses, recovery of environmental damages and other subjects, the potential cost of which could be approximately R$ 148,141 (R$ 79,468 on December 31, 2011), of which the Company has provisioned R$ 70,870 (R$ 56,635 on December 31, 2011). Santo Antônio Energia has made provisions for social and/or environmental situations, for estimates of expenses that will be incurred to mitigate the impacts caused by the construction of the Santo Antônio Hydroelectric Plant, in compliance with programs specified in Installation License 540 of 2008, in the amount of R$ 446,188 (R$ 452,643 on December 31, 2011). Cemig’s proportionate interest in this amount represents R$ 44,685 (R$ 45,264 on December 31, 2011).The environmental expenses provisioned were recorded as a cost of PP&E under construction – Reservoirs, dams and watercourses. Additionally, the Company is Defendant in several other class actions, mostly related to environmental damage, calling for indemnity, recovery of areas alleged to be degraded and compensation measures that will be, in most cases, defined in the course of the action. These actions may also benefit third parties not directly involved in the proceedings, who may be entitled to further reparations or indemnity. ICMS (local state value added tax) Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. Infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. The management, based on the opinion of its counsel and on analyzing the amounts involved in the infringement notices, believes that only part of these amounts represents a risk of loss that can be assessed as “probable”, and this is provisioned in the amount of R$ 111,794 (R$ 104,938 on December 31, 2011), Cemig’s participation representing a proportion of R$ 36,320 (R$ 34,092 on December 31, 2011). Gasmig made a provision for charges of ICMS tax on acquisition of property, plant and equipment used in its network, and for its application to the amount taxable by the PIS and Cofins taxes, totaling R$ 35,331 (R$ 28,838 on December 31, 2011). The portion of this relating to Cemig’s interest in Gasmig is R$ 21,047 (R$ 15,916 on December 31, 2011).

42 CEMIG Additionally, the Company is defendant in various actions relating to ICMS tax in relation to which, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are: (i) A case relating to non-payment of ICMS tax on the installments that comprise the TUSD, and on demand contracted and not used, which were billed over the period from January 2005 through December 2010, since the amount of the tax applicable was excluded from electricity bills, in compliance with an interim injunction granted. (ii) A class action against Cemig D filed by the Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or Imidec), questioning the charging of ICMS tax on the total amount and not only on the service provided. (iii) Cemig was served an infringement notice, as co-responsible party, in relation to transactions by industrial consumers to sell excess electricity during the period of rationing of electricity, on which payment of ICMS tax was demanded by the Tax Department of Minas Gerais State. No provision has been constituted. The estimated amount of the contingency is R$ 444,344 (R$ 434,004 on December 31, 2011). 1) Cases in which the chances of loss are assessed as “possible” – where the Company believes it has arguments of merit for legal defense: Contingent liabilities Tax and similar charges The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases: indemnity for employees’ future benefit – the “Anuênio” In 2006 the Company paid an indemnity to the employees, totaling R$ 177,685, in exchange for the rights to future payments for time of service which would otherwise be incorporated, in the future, into salaries. The Company did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority (Secretaria da Receita Federal) and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, and the result was that the Company was allowed to make an escrow payment into court of R$ 119,700. These are posted in Escrow deposits in litigation. The updated amount of the contingency is R$ 201,767 (R$ 191,770 on December 31, 2011).

43 CEMIG Profit sharing The National Social Security Institute (INSS) opened administrative proceedings against the Company, in 2006, for non-payment of social security contributions on the amounts paid to the employees as profit sharing in the period 2000 to 2004, due to the inspectors’ belief that the Company had not met the requirements described in Law 10101 of 2000. In 2007, an order of mandamus was applied for, seeking to obtain a court decision that such profit sharing payments were not subject to payment of the social security contribution. The Company received a partially favorable decision in 2008, which it has appealed and on which it awaits the second instance decision. No provision has been made for any losses, and the Company believes it has arguments of merit for defense. The amount of the contingency is approximately R$ 147,377 (R$ 140,875 on December 31, 2011). Social Security contributions The Brazilian Federal Revenue Service (Secretaria da Receita Federal) has initiated administrative proceedings against , Cemig, Cemig D and Cemig GT, in relation to social security contributions alleged to be owed on various categories of payment: – employee profit shares in profit and results (Participação nos Lucros e Resultados, or PLR); the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the auxiliary education contribution (auxílio-educação), overtime payments, payment for exposure to risk in the workplace, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The total of this contingency is approximately R$ 834,215 (R$ 780,723 on December 31, 2011). Refusal of offsetting of tax credits In relation to several different administrative tax proceedings dealing with offsetting of federal taxes, the Federal Revenue Service (Secretaria da Receita Federal) did not homologate tax returns offsetting credits arising from undue or excess payment by the Company. The amount of the contingency is R$ 363,308 (R$ 450,913 on December 31, 2011). Corporate tax return – restitution and offsetting The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years 1977 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all procedures in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 396,564 (R$ 296,377 on December 31, 2011).

44 CEMIG PIS and Cofins taxes An infringement notice was served on Cemig for alleged underpayment of the PIS and Cofins taxes due to alleged exclusions of items from the taxable amounts for those taxes. In spite of the Company having paid PIS and Cofins tax on financial revenues, the Federal Revenue Department believes that these amounts were underpaid. The amount of the contingency was R$ 81,112 on December 31, 2011.The assessment of chance of loss in this contingency was altered to “remote” by our legal consultants, due to the Company believing that is has arguments of merit for its defense. The Company is defendant in various legal proceedings in which plaintiffs demand suspension of charging of PIS and Cofins taxes, on the argument that it is illegal to charge these taxes on electricity bills. The amount of the contingency was R$ 41,039 on December 31, 2011. The assessment of chance of loss was altered to “remote” by our legal consultants, due to the Company believing that is has arguments of merit for its defense. The Social Contribution tax on Net Profit The Federal Revenue Service issued an infringement notice against Cemig D for the Social Contribution tax on Net Profit (“Contribuição Social Sobre o Lucro Líquido”, or CSLL”) for the 2008 and 2009 taxation periods, contesting the constitution by Cemig D of a tax credit, based on opinions issued by its consultants and legal advisers, in relation to: donations and sponsorships of a cultural and artistic nature; punitive fines; and taxes with liability suspended. The amount of the contingency was R$ 61,745 on June 30, 2011. The assessment of chance of loss was altered to “remote” by our legal consultants, due to the Company believing that is has arguments of merit for its defense. Regulatory matters The CRC (Earnings Compensation) Account Prior to 1993, holders of electricity concessions were guaranteed a rate of return on investments in assets used to provide services linked to the concession. Tariffs charged were uniform throughout the country and the profits generated by more profitable concession holders were reallocated to the less profitable ones, in such a way that the rate of return of all the companies was equal to the national average. The deficits were accounted in the “CRC” Account of each concession holder. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the federal government. Aneel filed an administrative action against the Company, contesting a credit relating to those positive balances. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004, the federal Treasury Department (Secretaria do Tesouro Nacional) issued a collection notice in the amount of R$ 516 million. The Company did not make the payment, because it believes that it has

45 CEMIG arguments of merit for defense in court, and filed for an order of mandamus to suspend its inclusion in the Listing of Unpaid Public Sector Debts (Cadin). The order of mandamus was denied by the lower court, but an appeal was made to the Federal Court of the First Region, which granted Cemig a temporary injunction suspending inclusion in the Cadin. No provision has been constituted in relation to this action. The estimated amount of the contingent liability is R$ 1,050,206 (R$ 1,014,905 on December 31, 2011. Contribution for Public Illumination (CIP) Cemig is defendant in several class actions, claiming nullity of the clause in Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on an alleged mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action, the amount of which is estimated at R$ 1,177,216 (R$ 1,183,402 on December 31, 2011) . Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE) In an action dating from August 2002, AES Sul Distribuidora challenged, in the courts, the criteria for accounting of electricity sale transactions in the Wholesale Electricity Market (Mercado Atacadista de Energia, or MAE), the predecessor of the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained an interim judgment in its favor in February 2006, ordering Aneel to comply with AES Sul’s request and, together with the CCEE, reaccount, and settle, the transactions during the rationing period, leaving Aneel’s Dispatch 288 of 2002 out of account. This measure was to be put into effect in the CCEE starting in November 2008, and would have resulted in an additional disbursement for the Company, for expense on purchase of energy in the spot market in the CCEE, of approximately R$ 132,429 (R$ 123,900 on December 31, 2011). On November 9, 2008 the Company obtained interim relief from the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligation to deposit the amount owed, due to the Special Financial Settlement carried out by the CCEE. Because of this, no provision has been made for this dispute, since the Company believes it has arguments on the merit for defense against this claim.

46 CEMIG Tariff increases Exclusion of consumers inscribed as Low-income The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by the consumers. The court ruled in favor of the plaintiff; the Company and Aneel have filed an interlocutory appeal, and await judgment. The amount of this contingency is approximately R$ 130,236 (R$ 122,531 on December 31, 2011). Period Tariff Adjustment – Neutrality of “Portion A” The Municipal Association for Protection of the Consumer and the Environment (Amprocom) and the Brazilian Consumers’ Association (ABC) filed actions against the Company and against Aneel, for identification of all the consumers that were allegedly injured in the processes of periodic review and annual adjustment of electricity rates, from 2002 through 2009, and restitution, through credit on electricity bills, of the amounts allegedly unduly charged, due to the non-inclusion of the effect of future variations in consumer electricity demand as a component of the distributor’s nonmanageable costs (“Portion A”), and their allegedly undue inclusion in manageable costs (“Portion B”), resulting in economic/financial imbalance of the contract. The amount of the contingency is R$ 156,306 (R$ 1,061,804 on December 31, 2011). Tax contingencies of Light Sesa Light Sesa has the following tax contingencies in which the chances of loss are assessed as “probable”: . Demand for payment of corporate income tax and the Social Contribution tax on profits reported by the companies LIR and LOI since 1996 (on August 7, 2012, the Administrative Council for Tax Appeals (Conselho Administrativo de Recursos Fiscais, Carf) cancelled this claim, the quantifiable amount of which was R$ 172,924 – an amount corresponding to the entire value of Cemig’s equity share in Light). . Fine for alleged non-compliance with an accessory obligation relating to delivery of the electronic files for the calendar years 2003 to 2005. . An infringement notice issued to charge ICMS tax on amounts of the subsidy directed to low-income consumers. . ICMS tax on commercial losses. . Charge for Inspection of Occupation of Public Spaces (Taxa de Fiscalização de Ocupação e de Permanência em Áreas, em Vias e em Logradouros Públicos, or TFOP), made by the municipal prefecture of Barra Mansa. . IRRF on amounts paid by Light Sesa as dividends, on the argument that they arose from non-existent profit. . Infringement notice demanding ICMS tax, arising from the use of accumulated ICMS tax credits of Rheem Embalagens Ltda. in the acquisition of inputs and raw materials within the State of Rio de Janeiro. . Non-inclusion of offsetting made to settle debits of Cofins tax.

47 CEMIG The proportionate part of the total of these cases corresponding to Cemig’s percentage interest in the share capital of Light is R$ 981,073 (R$ 859,568 on December 31, 2011). Claims in the Ordinary Course of Business In addition to the issues described above, the Company is involved, on the plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of business, in an estimated total amount of R$ 736,498 (R$ 523,362 on December 31, 2011). Management believes that it has adequate defense for these actions, and does not expect significant losses, relating to these disputes, such as might have an adverse effect on the Company’s financial position or the result of its operations. Action in which the Company is creditor and in which economic benefits are probable Pasep and Cofins taxes – Widening of the calculation base The Parent Company brought legal proceedings challenging the expansion of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998. In the event that this action is won in the final instance (i.e. when subject to no further appeal) – and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer – the gain to be posted in the Profit and loss account will be R$ 201,041 (R$ 195,263 on December 31, 2011), net of income tax and Social Contribution Tax. 21. SHAREHOLDERS´EQUITY The Company’s share capital on September 30, 2012 is R$ 4,265,091, in 372,837,085 common shares and 480,181,143 preferred shares, with nominal value of R$ 5.00. Capital increase to be proposed to the Annual Shareholders’ Meeting in April 2012 The General Meeting of Stockholders of Cemig held on April 27, 2012 approved increase in the share capital of Cemig from R$ 3,412,073 to R$ 4,265,091, with issuance of 170,603,646 new shares, via capitalization of R$ 821,527 of the Retained Earnings Reserve, and R$ 31,491 originating from incorporation of the portions of the contract to assign the credit of the remaining balance on the CRC Account, with distribution, as a result, to stockholders of a stock bonus of 25% in new shares of the same type as those held, and with nominal value of R$ 5.00. Earnings Per Share The two types of share – common and preferred – have equal status in distribution of profit. Profit per share was R$ 2.80 in 3Q12, and R$ 2.50 in 3Q11. (These figures are based on the weighted average of the number of shares in each of the years.)

CEMIG
A Melhor Energia do Brasil.

The calculation of the weighted average number of shares used in the calculation of basic profit and diluted profit per share is as follows:

Calculation of weighted average number of shares	Sep. 30, 2012	Sep. 30, 2011
Numbers of shares at January 1		
Common shares	298,269,668	298,269,668
Preferred shares	384,144,914	384,144,914
	682,414,582	682,414,582
Effect of issuance of shares in April 2012		
Common shares	74,567,417	-
Preferred shares	96,036,229	-
	170,603,646	-
Weighted average number of shares at September 30		
Common shares	339,696,011	298,269,668
Preferred shares	437,498,375	384,144,914
	777,194,386	682,414,582

The Company has no instruments giving rise to dilution. Hence the diluted profit is equal to the basic profit.

22. REVENUE

	Consolidated	
	Sep. 30, 2012	Sep. 30, 2011 Reclassified
Revenue from supply of electricity (a)	13,636,459	12,172,039
Revenue from use of the electricity distribution systems (TUSD)	1,559,508	1,464,781
Transmission concession revenue	1,295,023	1,078,507
Distribution construction revenue	1,133,424	899,225
Transmission construction revenue	97,333	65,472
Transactions in electricity on the CCEE	351,219	150,017
Other operational revenues (d)	982,343	738,481
Sector / regulatory charges deducted from revenue (c)	(5,682,841)	(5,138,451)
Net operational revenue	**13,372,468**	**11,430,071**

a) Supply of electricity: volume and revenue

This table shows supply of electricity by type of consumer:

	MWh (*) (unaudited)		R$	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Residential	8,581,433	8,084,461	4,616,085	3,990,704
Industrial	19,358,060	19,448,044	3,408,561	3,229,166
Commercial, services and others	5,856,278	5,209,218	2,592,838	2,230,074
Rural	2,104,330	1,964,539	575,011	520,928
Public authorities	988,517	892,066	444,041	389,731
Public illumination	1,094,479	1,022,971	292,391	262,144
Public service	1,150,304	1,077,285	342,551	312,372
Subtotal	39,133,401	37,698,584	12,271,478	10,935,119
Own consumption	46,440	42,932	-	-
Supply not yet invoiced, net	-	-	24,804	37,549
	39,179,841	37,741,516	12,296,282	10,972,668
Wholesale supply to other concession holders (**)	10,198,778	10,500,241	1,315,319	1,180,555
Sales under the Proinfa program	83,035	65,043	24,858	18,816
Total	**49,461,654**	**48,306,800**	**13,636,459**	**12,172,039**

(*) The MWh column includes a percentage of the total electricity sold by Light proportional to Cemig's stockholding.
(**) Includes Regulated Market Electricity Sale Contracts (CCEARs) and "bilateral contracts" with other agents.

48
CEMIG

CEMIG
A Melhor Energia do Brasil.

Tariff Adjustment of Cemig D

On April 8, 2012 Aneel approved the result of the Tariff Adjustment for Cemig D. The result approved by Aneel was for an upward adjustment of 5.24%, made up of two components: (i) The Structural component, of 2.90%, comprising the non-manageable costs ("Portion A") and manageable costs ("Portion B"); and (ii) Financial components, of 2.34%. The adjustment is in effect until April 2013. With the withdrawal of the financial components considered in the 2011 tariff process, of 2.39%, the average effect on the Company's captive consumers was an increase of 3.85% (this figure has not been audited).

b) Other operational revenues

	Consolidated	
	Sep. 30, 2012	Sep. 30, 2011
Supply of gas	546,593	421,989
Charged service	13,688	11,230
Telecoms services	121,786	117,186
Providing of services	96,832	76,325
Renting	73,098	46,727
Low-income subsidy (*)	123,796	63,636
Other	6,550	1,388
	982,343	738,481

(*) Revenue recognized for the subsidy received from Eletrobrás, for the discount given on tariffs charged to low-income consumers. The amounts have been homologated by Aneel and are reimbursed by Eletrobrás.

c) Taxes and charges levied on revenue

	Consolidated	
	Sep. 30, 2012	Sep. 30, 2011
Taxes on revenue		
ICMS	2,927,461	2,616,639
COFINS	1,220,863	1,105,380
PIS and PASEP	265,179	239,991
Others	5,356	4,061
	4,418,859	3,966,071
Charges to the consumer		
Global Reversion Reserve – RGR	222,957	142,438
Energy Efficiency Program – P.E.E.	24,240	31,255
CDE – Energy Development Account	454,609	383,398
Fuel Consumption Account – CCC	456,147	525,687
Research and Development – R&D	34,947	28,808
National Scientific and Technological Development Fund – FNDCT	30,119	25,340
Energy system expansion research – EPE (Mining and Energy Ministry)	22,697	12,732
Emergency Capacity Charge	-	241
0.30% additional payment (Law 12111/09)	18,266	22,481
	18,266	1,172,380
	5,682,841	5,138,451

49
CEMIG

CEMIG
A Melhor Energia do Brasil.

23. OPERATIONAL COSTS AND EXPENSES

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011 Reclassified	Sep. 30, 2012	Sep. 30, 2011
Personnel (a)	972,818	897,304	32,784	35,667
Employee and managers´ profit sharing	177,494	70,749	13,288	2,105
Post-employment obligations	100,493	92,662	7,583	6,326
Materials	56,181	64,581	93	158
Outsourced services (b)	777,766	721,268	8,895	5,545
Electricity purchased for resale (c)	4,111,593	3,202,886	-	-
Depreciation and amortization	711,952	724,779	279	262
Royalties for use of water resources	140,036	113,077	-	-
Provisions (reversals) for operational losses (d)	130,508	207,185	(8,817)	17,986
Charges for the use of transmission facilities of the basic grid	623,803	608,543	-	-
Gas purchased for resale	356,028	235,785	-	-
Cost of constructions of Infrastructure	1,227,532	961,988	-	-
Other operational expenses, net (e)	330,093	235,852	23,512	14,107
	9,716,297	8,136,659	77,617	82,156

a) Personnel expenses

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Remuneration and salary-related charges and expenses	884,587	821,495	31,133	32,187
Supplementary pension contributions – Defined-contribution plan	48,649	45,562	3,135	2,830
Assistance benefits	96,289	91,751	2,834	2,745
	1,029,525	958,808	37,102	37,762
Temporary Voluntary Retirement Program – PDV	20,010	12,532	340	3,579
(-) Personnel costs transferred to construction in progress	(76,717)	(74,036)	(4,658)	(5,674)
	972,818	897,304	32,784	35,667

b) Outsourced services

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Collection / Meter reading / Bill delivery Agents	136,380	126,174	-	-
Communication	75,621	62,950	715	1,364
Maintenance and conservation of electrical facilities and equipment	176,368	139,627	59	57
Building conservation and cleaning	54,570	47,774	72	40
Contracted labor	23,647	37,512	356	220
Freight and airfares	8,986	8,104	1,308	1,286
Accommodation and meals	13,436	14,115	250	266
Security services	17,062	16,144	-	-
Consultancy	29,096	13,006	3,295	328
Maintenance and conservation of furniture and utensils	27,581	43,822	37	51
Maintenance and conservation of vehicles	8,506	15,563	28	24
Disconnection and reconnection	31,436	41,897	-	-
Environment	20,022	17,927	-	-
Reprographic services	7,471	6,124	96	132
Tree pruning services	18,513	17,430	-	-
Lawyers' services and Procedural costs	14,374	7,047	2,283	285
Cleaning of power line pathways	28,018	24,743	-	-
Others	86,679	81,309	396	1,492
	777,766	721,268	8,895	5,545

50
CEMIG

CEMIG
A Melhor Energia do Brasil.

c) Electricity purchased for resale

	Consolidated	
	Sep. 30, 2012	Sep. 30, 2011
From Itaipu Binacional	648,355	668,341
Spot market	548,036	278,521
Proinfa Program	169,110	149,053
'Bilateral contracts'	215,232	390,536
Electricity acquired in Regulated Market auctions	2,372,683	1,493,380
Electricity acquired in the Free Market	457,729	468,560
Credits of Pasep and Cofins taxes	(299,552)	(245,505)
	4,111,593	3,202,886

d) Operational provisions (reversals)

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Pension plan premiums	(1,621)	8,052	69	(280)
Allowance for doubtful receivables	109,420	103,000	-	-
Provision				
Labor Claims	(6,844)	16,835	(10,088)	-
Civil Lawsuits	13,575	48,930	(11,778)	19,137
Tax	(7,814)	-	(3,540)	-
Environmental	24,825	-	20,796	-
Regulatory	(7,248)	19,629	(6,375)	(5,199)
Other	6,215	10,739	2,099	4,328
	22,709	96,133	(8,886)	18,266
	130,508	207,185	(8,817)	17,986

e) Other operational expenses, net

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
Leasings and rentals	78,557	62,940	595	619
Advertising	5,520	9,807	348	471
Own consumption of electricity	10,517	15,256	-	-
Subsidies and donations	21,845	19,913	639	1,519
Aneel inspection charge	35,224	34,187	-	-
Paid concessions	20,896	15,871	-	-
Taxes and charges (IPTU, IPVA and others)	28,094	14,909	272	117
Insurance	8,109	6,154	1,495	630
CCEE annual charge	4,384	4,842	2	3
Forluz – Current Administration expense	16,944	9,120	832	553
Net loss on deactivation and disposal of assets	14,741	10,744	43	2
Exploration – blocks	8,108	-	8,108	-
Other expenses	77,154	32,109	11,178	10,193
	330,093	32,109	23,512	14,107

(*) License Charge for use or Occupation of Land Adjoining Highways (TFDR).

Operational Leasing

The Company has Operational Leasing contracts relating, mainly, to vehicles and buildings used in operations. Their amounts are not significant in relation to the Company's total costs.

51 CEMIG

CEMIG
A Melhor Energia do Brasil.

24. FINANCIAL REVENUE AND EXPENSES

	Consolidated		Parent Company	
	Sep. 30, 2012	Sep. 30, 2011 Reclassified	Sep. 30, 2012	Sep. 30, 2011 Reclassified
FINANCIAL REVENUES				
Interest income from cash investments	218,277	313,181	24,268	17,960
Late charges on overdue electricity bills	133,378	108,214	-	-
Monetary updating	61,371	71,144	9,242	3,967
Interest and monetary updating on accounts receivable from the Minas Gerais state government	122,326	117,883	-	-
Foreign exchange variations	38,670	8,211	1	33
Pasep and Cofins taxes on financial revenues	(2,775)	(27,803)	(2,816)	(27,783)
Gains on financial instruments	25,054	16,338	-	-
FIDC revenues	-	-	62,331	42,061
Other	75,247	32,766	5,767	4,457
	671,548	639,934	98,793	40,695
FINANCIAL EXPENSES				
Costs of loans and financings	(962,942)	(1,025,697)	(80,545)	(29,545)
Foreign exchange variations	(69,089)	(18,674)	(11)	(8)
Monetary updating – loans and financings	(128,119)	(112,200)	-	-
Monetary updating - paid concessions	(30,161)	(17,275)	-	-
Monetary updating – R&D and P.E.E.	(18,979)	(26,376)	-	-
Monetary updating – Other	(34,495)	(19,278)	-	-
Adjustment to present value	-	(1,054)	-	-
Charges and monetary updating on Post-retirement liabilities	(94,935)	(81,154)	(3,305)	(4,000)
Other	(136,827)	(104,135)	(729)	(8,841)
	(1,475,547)	(1,405,843)	(84,590)	(42,394)
NET FINANCIAL REVENUE (EXPENSES)	(803,999)	(765,909)	14,203	(1,699)

The Pasep and Cofins expenses apply to Interest on Equity.

52
CEMIG

CEMIG
A Melhor Energia do Brasil.

25. RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

Company / Account line	ASSETS		LIABILITIES		REVENUE		EXPENSES	
	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Dec. 30, 2011	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011
CEMIG D								
Current								
Cooperation Working Agreement (1)	-	-	-	4,146	-	-	-	-
Interest on Equity, and dividends	352,781	109,215	-	-	-	-	-	-
Non-current								
Cooperation Working Agreement (1)	-	10,834	-	-	-	-	-	-
CEMIG GT								
Current								
Cooperation Working Agreement (1)	-	-	20	20	-	-	-	-
Interest on Equity, and dividends	166,733	-		-	-	-	-	-
Non-current								
Cooperation Working Agreement (1)	-	7,018	-	-	-	-	-	-
Light S.A.								
Current								
Interest on Equity, and dividends	63,110	19,214	-	-	-	-	-	-
GASMIG								
Current								
Interest on Equity, and dividends	30,006	21,329	-	-	-	-	-	-
ERTE								
Current								
Interest on Equity, and dividends	10,289	8,918	-	-	-	-	-	-
EATE								
Current								
Interest on Equity, and dividends	-	4,729	-	-	-	-	-	-
Minas Gerais state government								
Current								
Consumers and Traders (2)	8,368	6,657	-	-	70,285	66,060	-	-
Consumers and Traders (3)	-	25,016	-	-	-	-	-	-
Non-current								
Accounts receivable from Minas Gerais state government – CRC Account (4)	1,762,360	1,830,075	-	-	59,995	75,822	-	-
Interest on Equity, and dividends	-	-	144,171	265,700	-	-	-	-
Debentures (5)	-	-	51,227	46,896			(4,331)	(8,452)
Financings – Minas Gerais Development Bank (6)	-	-	13,815	14,900	-	-	-	-
FORLUZ								
Current								
Employee post-retirement benefits (7)	-	-	95,259	100,591	-	-	(100,493)	(92,662)
Personnel expenses (8)	-	-	-	-	-	-	(48,468)	(45,562)
Administration costs (9)	-	-	-	-	-	-	(16,943)	(9,120)
Non-current								
Employee post-retirement benefits (7)	-	-	2,209,542	2,186,568	-	-	-	-
CEMIG SAÚDE								
Current								
Health Plan and Dental Plan (10)	-	-	11,222	20,658	-	-	(30,618)	(30,653)
ANDRADE GUTIERREZ S.A.								
Current								
Construction - Santo Antonio Hydroelectric Plant (11)	-	-	2,134	6,892	-	-	-	-
Loan (12)	-	-	30	28	-	-	-	-
Light for Everyone (*Luz para Todos*) Program (13)	-	-	1,180	-	-	-	(2,084)	(8,581)
Non-current								
Construction - Santo Antonio Hydro Plant (11)	4,978	4,395	-	-	-	-	-	-
Light for Everyone (*Luz para Todos*) Program (13)	-	-	-	263	-	-	-	-

53

CEMIG

A Melhor Energia do Brasil.

Main material comments on the above transactions:

(1) Technical Cooperation Working Agreement between Cemig, Cemig D and Cemig GT, instituted by Aneel Dispatch 3924/2008.
(2) Sale of electricity to Minas Gerais State government – terms equivalent to transactions with independent parties, since price of electricity is set by Aneel through Resolution referring to the company's annual Tariff Adjustment.
(3) A substantial portion of the amount refers to renegotiation of debit originating from sale of energy to Copasa, for payment up to September 2012, and updating by the IGP-M inflation index + 0.5% per month.;
(4) The transactions in ICMS tax posted in the Interim Quarterly Information refer to sales of electricity and are obey specific Minas Gerais State governing legislation.
(5) Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See Explanatory Note 10 to the Interim Consolidated Financial Statements.
(6) Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from issue date. The amount at December 31, 2009 was adjusted to present value.
(7) Financings of the subsidiaries Transudeste, Transleste and Transirapé, maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBndes index (4.54%) and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).;
(8) Part of the contracts of Forluz are adjusted by the IPCA (Expanded Consumer Price) Inflation Index of the IBGE (*Instituto Brasileiro de Geografia e Estatística* – Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. See Explanatory Note 19 to the Interim Consolidated Financial Statements.
(9) Cemig's contributions to the Pension Fund related to the employees participating in the Mixed Benefits Plan (see Explanatory Note 19 to the Consolidated Interim Financial Statements), calculated on the monthly remunerations, in accordance with the Regulations of the Fund.
(10) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company's total payroll.
(11) Contribution by the sponsor to the health plan and dental plan of the employees.
(12) Contracts with Construtora Andrade Gutierrez S.A for construction of the Santo Antônio Hydroelectric Plant, and, for transmission facilities specific to that plant, with the Santo Antônio Construction Consortium (*Consórcio Construtor Santo Antônio*, or CCSA), of which Construtora Andrade Gutierrez S.A. is a member, responsible for services of preparation of plans and for the civil works (*Consórcio Santo Antônio Civil*).
(13) The balance is the difference arising from alteration of the remuneration index of the loan contract between Andrade Gutierrez Participações S.A and Santo Antônio Energia S.A on December 6, 2008 – from the IGP-M index, to the TJLP Long-term Interest Rate plus 3.1%, approved by a meeting of the Board of Directors of Santo Antônio Energia S.A on February 24, 2010.

Remuneration of key management people

Total remuneration of members of the Board of Directors and Chief Officers in 2012 and 2011 was as follows:

	Sep. 30, 2012	Sep. 30, 2011
Remuneration	6,573	6,198
Profit shares	721	314
Post-retirement benefits	506	345
Assistance benefits	84	78
Total	7,884	6,935

For more information on the main transactions, see Explanatory Notes 10, 17, 19, and 23.

54
CEMIG

55 CEMIG 26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT The financial instruments of the Company, its subsidiaries and its jointly-controlled subsidiaries are restricted to: – Cash and cash equivalents; Securities; Consumers and traders; Accounts receivable from the Minas Gerais State government; Financial Assets of the Concession; Loans and financings; Liabilities under debentures; and Derivatives. The gains and losses on the transactions are recorded in full in the Profit and loss account or in the Balance sheet by the Accrual Method. The Company’s financial instruments and those of its subsidiaries and jointlycontrolled subsidiaries are recorded at fair value and measured in accordance with the following classifications: . Loans and receivables: These include Cash; Receivables from consumers and traders; Concession holders – Transport of electricity; Credits from the Minas Gerais State government; and Financial Assets of the Concession. They are recognized at their nominal realization value, similar to the fair values. . Financial instruments held to maturity: This category includes Securities for which there is a positive intention to hold them until maturity. They are measured at the amortized cost using the effective interest method. . Financial instruments at fair value through profit or loss: In this category are Shortterm investments, Securities, and Derivative instruments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account. . Non-derivative financial liabilities: In this category are Loans and financings, and Liabilities under debentures, Debt agreed with the pension fund (Forluz), Suppliers, and Concessions payable. They are measured at amortized cost, using the effective rates method. . Derivative financial instruments: These are measured at fair value and the effects are recognized directly in the income statement, except for the cash flow hedge in the jointly-controlled subsidiary Madeira Energia S.A., for which the appropriate portions of variations in fair value of the derivative is recognized directly in Stockholders’ Equity.

CEMIG
A Melhor Energia do Brasil.

Financial instrument categories	Sep. 30, 2012		Dec. 30, 2011	
	Book value	Fair value	Book value	Fair value
Financial assets:				
Loans and receivables				
Cash and bank deposits	166,805	166,805	157,890	157,890
Receivable from consumers and traders	2,743,136	2,743,136	2,708,316	2,708,316
Concession holders – Transport of electricity	495,236	495,236	438,991	438,991
Credits from the Minas Gerais State Government	1,762,360	1,762,360	1,830,075	1,830,075
Financial assets of the concession	11,182,381	11,182,381	9,897,857	9,897,857
	16,349,918	16,349,918	15,033,129	15,033,129
Held to maturity				
Securities	1,196,747	1,196,747	-	-
Measured at fair value through profit or loss:				
Held for trading				
Cash equivalents – Short-term investments	2,371,975	2,371,975	2,704,600	2,704,600
Securities	1,144,404	1,144,404	358,987	358,987
	3,516,379	3,516,379	3,063,587	3,063,587
Derivative instruments – Swap contracts	28,206	28,206	-	-
Financial liabilities:				
Valued at amortized cost				
Suppliers	1,452,808	1,452,808	1,196,637	1,196,637
Debt agreed with pension fund (Forluz)	815,864	815,864	846,581	846,581
Concessions payable	175,638	175,638	137,687	137,687
Loans, financings and debentures	16,612,945	16,967,692	15,779,069	15,767,142
	19,057,255	19,412,002	17,959,974	17,948,047
Measured at fair value through profit or loss:				
Derivative instruments – Swap contracts	-	-	25,143	39,410

a) Risk management

Corporate risk management is a management tool that is part of the Company's corporate governance practices and is aligned with the planning process in setting the Company's strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company's liquidity or profitability, recommending hedge protection strategies to control the Company's exposure to foreign exchange rate risk, interest rate risk, and inflation risks. These protection strategies are in accordance with the Company's overall strategy.

A key aim of the Financial Risks Management Committee is to give predictability to the Company's cash flow for a maximum period of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

56
CEMIG

CEMIG
A Melhor Energia do Brasil.

Exchange rate risk

Cemig and its subsidiaries and jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, primarily of the US dollar against the Brazilian Real, which could potentially have impact on debt, profit and cash flow. To reduce exposure to adverse changes in exchange rates the Company held certain hedge contracts on September 30, 2012 and 2011, described in more detail in item "b" below.

These tables indicate the net exposure to exchange rates:

EXPOSURE TO EXCHANGE RATES	Consolidated	
	Sep. 30, 2012	Dec. 30, 2011
US dollar		
Loans and financings	451,475	318,947
Suppliers – Eletrobras – Electricity from Itaipu	223,990	198,280
(+/–) Contracted hedges / swaps	(28,206)	(32,312)
	647,259	484,915
Other foreign currencies		
Loans and financings – Euro	38,032	37,299
UMBndes (**)	2,602	2,661
Net liabilities exposed	40,634	39,960
	687,893	524,875

(**) UMBndes = BNDES Monetary Unit.

Exchange rate sensitivity analysis

The Company and its subsidiaries and jointly-controlled subsidiaries estimate that in a probable scenario, depreciation of the exchange rates of foreign currencies against the Brazilian Real on September 30, 2012 will be: 1.38% for the US dollar (to R$ 2.003) and 4.63% for the Euro (to R$ 2.490). The Company has performed a sensitivity analysis showing the effects on the Company's profit of depreciation of the Real of an additional 25% and 50% as compared to the "probable" scenario – designating these alternative scenarios as "Possible" and "Remote", respectively.

Risk: foreign exchange rate exposure	Base scenario Sep. 30, 2012	"Probable" scenario	"Possible" scenario FX: + 25%	"Remote" scenario FX: + 50%
US dollar				
Loans and financings	451,475	445,251	556,564	667,876
Suppliers – Eletrobras – Electricity from Itaipu	223,990	220,902	276,128	331,353
(–) Contracted hedges and swaps	(28,206)	(27,817)	(34,771)	(41,726)
	647,259	638,336	797,921	957,503
Other foreign currencies				
Euro	38,032	36,270	45,337	54,404
Other	2,602	2,566	3,208	3,849
	40,634	38,836	48,545	58,253
Net liabilities exposed	687,893	677,172	846,466	1,015,756
Net effect of exchange rate depreciation		10,721	(158,573)	(327,863)

Interest rate risk

Cemig and its jointly-controlled subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with

57
CEMIG

floating interest rates (principally *Libor*), in the amount of R$ 297,973 on September 30, 2012 (R$ 207,489 on December 31, 2011).

In relation to the risk of increase in domestic Brazilian interest rates, the Company's exposure arises from net liabilities indexed to the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	Consolidated	
	Sep. 30, 2012	Dec. 30, 2011
Assets		
Cash equivalents – Short-term investments (Note 4)	2,371,975	2,704,600
Securities (Note 5)	2,341,151	358,987
Linked funds	24,837	3,386
	4,737,963	3,066,973
Liabilities		
Loans, financings and debentures – Selic rate (Note 18)	(8,982,434)	(9,274,474)
Loans, financings and debentures – IPCA index (Note 18)	(3,231,790)	(2,249,647)
Loans, financings and debentures – IGP–M index (Note 18)	(460,275)	(443,018)
Contracted interest rate hedges and swaps	(600,000)	(600,000)
Contracted foreign exchange rate hedges and swaps	(28,206)	(32,312)
	(3,826,779)	(12,599,451)
Net liabilities exposed	**(8,564,742)**	**(9,532,478)**

Sensitivity analysis

In estimating risk related to the most important interest rates, the Company and its subsidiaries estimate that in a "probable" scenario, on September 30, 2013 the Selic rate, and the IPCA and IGP-M inflation indices will be, respectively, 7.25%, 5.56% and 4.07%. The Company has performed a sensitivity analysis to show the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate compared to the increase assumed in the "probable" scenario – designating these alternative Selic rate increase scenarios as "Possible" and "Remote," respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company's basic, optimistic and pessimistic scenarios, based on opinions from its financial consultants, as described in the Hedging Policy.

Risk – Increase in Brazilian domestic interest rates	Book value at Sep. 30, 2012	"Probable" scenario: SELIC 7.25% IPCA 5.56% IGP-M 4.07%	"Possible" scenario: SELIC 9.06% IPCA 6.95% IGP-M 5.09%	"Remote" scenario: SELIC 10.88% IPCA 8.34% IGP-M 6.11%
Assets				
Cash equivalents – Short-term investments (Note 4)	2,371,975	2,543,943	2,586,876	2,630,046
Securities (Note 5)	2,341,151	2,510,885	2,553,260	2,595,868
Linked funds	24,837	26,638	27,087	27,539
	4,737,963	5,081,466	5,167,223	5,253,453
Liabilities				
Loans, financings and debentures – Selic rate (Note 18)	(8,982,434)	(9,633,660)	(9,796,243)	(9,959,723)
Loans, financings and debentures – IPCA index (Note 18)	(3,231,790)	(3,411,478)	(3,456,399)	(3,501,321)
Loans, financings and debentures --- IGP–M index (Note 18)	(460,275)	(479,008)	(483,703)	(488,398)
Contracted interest rate hedges and swaps	(600,000)	(641,760)	(652,186)	(665,280)
Contracted foreign exchange rate hedges and swaps	(28,206)	(30,251)	(30,761)	(31,275)
	(3,826,779)	(14,196,157)	(14,419,292)	(14,645,997)
Net liabilities exposed	**(8,564,742)**	**(9,114,691)**	**(9,252,069)**	**(9,392,544)**
Net effect of variation in the Selic rate		**(549,949)**	**(687,327)**	**(827,802)**

58

CEMIG

59 CEMIG Credit Risk The risk resulting from losses on doubtful receivables for CEMIG and its subsidiaries is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears. The allowance for doubtful debtors constituted on September 30, 2012, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled subsidiaries, was R$ 109,420. In relation to the risk of losses arising from insolvency of the financial institutions at which the Company, its subsidiaries or jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies. The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy. Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee. This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk. All investments are made in financial securities that have the characteristics of fixed income, and are always indexed to the CDI rate. As a management instrument, Cemig divides the investment of its funds into: direct purchases of securities (own portfolio); and three investment funds, which hold approximately 20% of the total portfolio. These investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments of the Company’s own portfolio. The minimum requirements of the Company and its principal subsidiaries for concession of credit to financial institutions are centered on three items: 1. Rating by two risk rating agencies. 2. Stockholders’ equity greater than R$ 400 million. 3. Basle ratio: 12 or above. Exceeding these thresholds, banks are classified in three groups, by the value of their Stockholders’ equity. From this classification as a starting point, limits of concentration by group and by institution are established:

60 CEMIG Group Stockholders’ equity Concentration Limit per bank (% of Stockholders’ equity )** Federal government risk - Maximum 50% 7.,0% A1 Over R$ 3.5 billion Between 2.8% and 7.0% A2 R$ 1.0bn to R$ 3.5bn Maximum 30% Between 2.8% and 7.0% B R$ 400mn to R$ 1.0 bn Maximum 20% Between 1.6% and 4.2% ** The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects. As well as these points, Cemig also establishes the following concentration limits: 1. No bank may have more than 30% of the Group’s portfolio. 2. No bank may have more than 50% of the portfolio of a Company. Risk of early maturity of debt The Company, and its subsidiaries and jointly-controlled subsidiaries, have contracts for loans and financings with restrictive financial covenant clauses normally applicable to these types of transaction, related to complying with economic and/or financial indices, cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debts. These covenants require compliance every six months, as described in Explanatory Note 17 to the Interim Financial Statements. Liquidity risk Cemig has sufficient cash flow to cover its short-term requirements and also for its program of acquisitions and investments. Management of liquidity risk is as important as the quality of management of the business’s operational cash flow, and the Company uses a group of methodologies, procedures and instruments that are coherent with the complexity of the business, which it applies in permanent control of the financial processes, to guarantee appropriate risk management. The processes of management of corporate risks interact with other instances of management, including: The Corporate Governance Committee, the Budget Prioritization Committee, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee, and the Financial Risks Management Committee. The structure also provides measures to perform internal auditing functions and to ensure compliance with the requirements of the Sarbanes- Oxley Law. The Financial Risk Management Committee, in particular, has as its purpose the implementation of directives to control the financial risk of transactions that could compromise the Company’s liquidity and profitability.

CEMIG
A Melhor Energia do Brasil.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments similarly follow rigid principles, established in the Investment Policy: up to 20% of the funds are in exclusive private credit investment funds, without market risk, and the remainder is invested directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on the transactions through rigid analysis of financial institutions' credit, obeying operational limits with banks based on assessments of the financial institutions' ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company's minimum liquidity control requirements.

This table shows the flow of payments of the Company's obligations on floating-rate and fixed-rate loans, financings and debentures:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):						
- Floating rates						
Loans, financings and debentures	787,475	632,089	4,799,222	5,848,435	3717,816	15,785,037
Concessions payable	1,442	4,245	11,981	60,206	78,419	156,293
Debt agreed with pension fund (Forluz)	5,056	14,276	33,312	182,726	580,494	815,864
	793,973	650,610	4,844,515	6,091,367	4,376,729	16,757,194
- Fixed rate						
Loans, financings and debentures	50,044	149,218	571,551	10,492	46,603	827,908
Suppliers	1,452,808	-	-	-	-	1,452,808
	1,502,852	149,218	571,551	10,492	46,603	2,280,716
	2,296,825	799,828	5,416,066	6,101,859	4,423,332	19,037,910

Parent Company	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):						
- Floating rates						
Loans, financings and debentures	-	-	1,278,728	491,799	-	1,770,527
Debt agreed with pension fund (Forluz)	250	706	1,639	8,990	28,560	40,145
	250	706	1,280,367	500,789	28,560	1,810,672
- Fixed interest rates						
Suppliers	4,867	-	-	-	-	4,867
	5,117	706	2,560,734	1,001,578	28,560	1,815,539

b) Derivative financial instruments

The Company and its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to protect their operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes.

61
CEMIG

62 CEMIG The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. On September 30, 2012 the net result of the gains and losses on derivative instruments was a gain of R$ 25,054 (vs. a gain of R$ 16,338 on September 30, 2010). This gain is recorded in Financial revenue (expenses). The Company has a Financial Risks Management Committee, which was created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect its liquidity and profitability. The Committee implements action plans to set guidelines for proactive operation in the environment of financial risks. The Company has derivative instruments contracted by its indirect subsidiary Unisa, which is controlled jointly by Taesa. The purpose of these derivatives is to protect its operations against risks of variation in exchange rates; they are not used for speculative purposes. Through the operations contracted by Unisa, the Company is exposed to the variation in the exchange rate under two types of financings from the InterAmerican Development Bank linked either in part to a basket of currencies or to the US dollar. To mitigate the effects of the variation of the exchange rate, Unisa used derivative hedge instruments and contracted purchase options during the business year. Through the indirect jointly-controlled subsidiary Madeira, the Company has a cash flow hedge to protect the exposure to variability in cash flows attributable to a risk associated with an asset or liability or a highly probable future transaction which might significant affect the Company’s profit. The subsidiary carries out analyses quarterly, to assess the effectiveness of the hedge transactions. The derivatives designated as “cash flow hedges”, and which qualify for hedge accounting, are required to be duly documented for this purpose. The Company considers instruments that offset between 80% and 125% of the change in price of the item for which the hedge protection was contracted, to be highly effective. The Company has derivative instruments contracted by its subsidiary Light. The purpose of these derivatives is to protect its operations against risks of variation in exchange rates; they are not used for speculative purposes. Some of the loans and financings of the indirect subsidiary Light Sesa are denominated in foreign currency, Light Sesa uses derivatives (swap transactions) to protect the servicing associated with those debts (principal plus interest and fees) becoming due in up to 24 months, as well as the rate swaps previously referred to.

63 CEMIG Method of calculation of the fair value of positions The fair value of cash investments has been calculated taking into consideration the market values of each security, or market information available to perform such a calculation, and the future interest rates and foreign exchange rates applying to similar securities. The market value of the security represents its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais. The table below shows the derivative instruments contracted by the subsidiaries Cemig Distribuição, Madeira Energia, Taesa and Light as of September 30, 2012. Unrealized loss Accumulated effect Cemig’s right Cemig’s obligation Maturity period Trading market Value of principal contracted Amount according to contract Fair value Amount received Amount paid Sep. 30, 2012 Dec. 30, 2011 Reclassified Sep. 30, 2012 Dec. 30, 2011 Reclassified Sep. 30, 2012 Dec. 30, 2011 Reclassified Sep. 30, 2012 Sep. 30, 2012 Cemig D US$: 5.58% –7.14% p.a. R$: CDI + 1.5–3.01% p.a. Apr. 2009 –Jun.2013 Over the counter US$8,414 US$17,226 (24,046) (47,611) (24,027) (48,351) - (24,009) 11.47% p a 96% of CDI Maturity May 10, 2013 Over the counter R$600,000 R$600,000 23,421 7,580 42,589 22,587 - - Cemig GT Madeira Energia SA R$ IGP-M R$ 5.86% fixed Dec. 2012 Over the counter R$120,000 R$120,000 1,434 618 1,434 618 602 - Euro Future price of Euro Feb. 2012 Option - R$2,375 - 3 - 3 - - Taesa ATE II Transmissora de Energia (*) 6M Libor + Over Libor USD Nov. 2022 Swap 42,160 27,561 106 153 128 153 128 - 6M Libor + Over Libor USD Nov. 2018 Swap 4,632 3,028 7 6 3 6 3 - ATE III Transmissora de Energia (*) 6M Libor + Over Libor USD May 2020 Swap 59,946 39,188 254 239 112 239 112 - BRL USD Nov. 2012 Option 4,699 3,072 197 470 521 470 521 - BRL USD May 2013 Option 4,939 3,229 465 511 275 511 274 - BRL USD May 2012 Option 4,196 2,743 - 112 - 112 - - Light 101.9% of CDI, + (TJLP -6%) CDI + 0.85% Oct. 2012 Swap R$150,000 R$150,000 405 57 1,219 62 - - US$ + 2.20% – 3.58%) 100% of CDI Sep. 2012 – Ap. 2014 Swap U$12,079 US$9,427 399 (16) 422 (10) - - Libor + 2.5294% CDI + 0.65% Oct. 2014 Swap U$50,000 U$50,000 4,497 1,562 4,589 1,172 - - Euro + 4.6823% CDI + 1.30% Oct.2014 Swap €34,969 €34,969 1,559 (313) 2,557 (317) - - Euro / (2.4822 – 2.4915) Euro – maturity Jan. 2013 – May 2013 Swap €3,478 - 43 - 52 - - - US$ + Libor + 1.66% CDI + 1.00% Feb. 2017 – Feb. 2018 Swap U$100,000 - (3) - (1,668) - - - 8,738 (36,629) 28,206 (22,745) 1,640 (24,009) (*) Subsidiaries of Taesa (1) Amounts shown give the part of the transaction proportional to Cemig GT’s equity interest. (2) The fair values show a gain for the Company. (3) Amounts in R$ ’000. (4) Amount Received is total for 9M 2012. The counterparties of the derivatives transactions are the banks Bradesco, Itaú, HSBC, Citibank, Bank of America, BNP Paribas and Banco Santander – ABN. The contracts are exchange rate and indexor swaps.

CEMIG
A Melhor Energia do Brasil.

Sensitivity analysis

The derivative instrument described above shows that the Company and its subsidiaries are exposed to variation in the CDI rate. Based on opinions of its financial consultants, the Company estimates that, in a "Probable" scenario, on September 30, 2013 the CDI rate will be 7.25%, and the US dollar will have depreciated against the Real by 1.38% (to R$ 2.003/US$).

The Company has performed a sensitivity analysis to demonstrate the adverse financial effects on its profit that would occur in scenarios assuming further changes in the CDI rate and the exchange rate of 25%, and 50%, in that period – designating these scenarios as "Possible" and "Remote," respectively.

In the "Possible" scenario, the CDI rate at December 31, 2013 would be 9.06%, and in the "Remote" scenario it would be 10.88%.

Risks of variation of the CDI rate, in relation to the Base Scenario

	Base scenario Sep. 30, 2012	"Probable" scenario	"Possible" scenario	"Remote" scenario
Risk – Increase in Brazilian domestic interest rates				
Contracts updated at 100.00% of CDI rate	28,206	30,251	30,761	31,275
Net effect of the variation in the CDI rate		(2,045)	(2,555)	(3,069)
Risk: Increase in US$ exchange rate				
Contracts updated at 100.00% of CDI rate	28,206	27,817	34,771	41,726
Net effect of variation of US$		389	(6,565)	(13,520)
Net effect		(2,434)	4,010	10,451

Risk of variation of the CDI rate in relation to a fixed rate of 11.47% p.a.

	Base scenario Sep. 30, 2012	"Probable" scenario	"Possible" scenario	"Remote" scenario
Risk – Increase in Brazilian domestic interest rates				
Contracts updated at 96% of CDI rate	600,000	641,760	652,186	662,669
Net effect of variation in CDI rate		(41,760)	(52,186)	(62,669)
Risk: Fixed interest rate				
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of variation in interest rate		(68,820)	(68,820)	(68,820)
Net effect		27,060	16,634	6,151

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

c) Capital management

This table gives the ratio of net liabilities to Adjusted Capital at the end of 2012 and 2011:

64
CEMIG

65 CEMIG Sep. 30, 2012 Dec. 30, 2011 Total liabilities 25,387,754 25,612,798 (–) Cash and cash equivalents (2,538,780) (2,862,490) (–) Securities (2,341,151) (358,987) (–) Linked funds (24,837) (3,386) Net liabilities 20,482,986 22,387,935 Total of stockholders’ equity 13,834,903 11,744,948 (–) Amounts accumulated in Stockholders’ equity from Comprehensive income (9,646) (5,354) Adjusted Capital 13,825,257 11,739,594 Net debt / Adjusted Capital 1.48 1.91 27. FAIR VALUE MEASUREMENTS In the initial posting, the Company classifies its assets and liabilities at fair value. After the initial posting, it classifies financial assets and liabilities between the four categories defined for financial instruments. Fair value is measured as market value based on assumptions in which market participants are able to price an asset or liability. The fair value hierarchy aims to increase consistency and comparability: it prioritizes the inputs used in measurement of value into three broad levels: . Level 1: Active market – Quoted price: A financial instrument is considered to be quoted on an active market if the quoted prices are promptly and regularly made available by an exchange or by an organized over-the-counter market, or by traders, brokers, a market association, entities whose purpose is to publish prices, or regulatory agencies, and provided that these prices represent market transactions that occur regularly in arm’s length transactions between independent parties. . Level 2: No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations. . Level 3: No active market – Securities: Fair value of investments in securities for which there are no prices quoted on an active market, and of derivatives linked to them which are to be settled by delivery of unquoted securities.

66 CEMIG This is a summary of the instruments that are measured at fair value: Item Balance on September 30, 2012 Fair value at September 30, 2012 Level 1: Active market – quoted price Level 2: No active market – valuation technique Level 3: No active market – Equity security Assets Securities Bank certificates of deposit 579,017 - 579,017 - Treasury Financial Notes (LFTs) 66,404 66,404 - - National Treasury Notes (NTNs) 79,592 79,592 - - Financial Notes – Banks 89,749 - 89,749 - Fixed income market 186,367 - 186,367 - Others 143,275 - 143,275 - 1,144,404 145,996 419,391 - Linked funds 24,837 - 24,837 - Swap contracts 28,206 - 28,206 - Method of calculation of the fair value of positions . The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, the future fixed-income market and FX rates applicable to similar securities. The market value of the security is its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais. . Swap contracts: The criterion for marking derivative instruments to market consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new transaction. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their indexor. A Swap contract based on the CDI (Interbank Certificate of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this indexor. Pricing of the dollar side of the Swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

67 CEMIG 28. STATEMENTS OF ADDED VALUE The Company has prepared individual and consolidated statements of added value. This is in accordance with a requirement by the CVM, applicable to listed companies; and in relation to IFRS, its status is that of additional information. These statements, founded on macroeconomic concepts, seek to present the contribution of the Group in the formation of Gross Domestic Product, by calculating the added value both created by the Group and received from other entities, and the distribution of these amounts to its employees, spheres of government, lessors of assets, creditors under loans, financings and debt securities, controlling and noncontrolling stockholders, and other remunerations that characterize transfer of wealth to third parties. The added value referred to represents the wealth created by the Group, as a whole, measured by the revenues from sales of goods and of services provided, less the respective inputs acquired from other parties, also including the added value produced by other parties and transferred to the entity. 29. RENEWAL OF CONCESSIONS: PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012 On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (“PM 579”), which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; moderation of tariffs; and other matters. With PM 579, the government aimed to close the debate on whether those electricity concessions that are referred to by Articles 17, §5, 19 and 22 of Law 9074, of July 7, 1995 and have expiry dates in 2015 or later could be extended for a further 20 years, under the terms set out in that Law and in the respective Concession Contracts; or whether they would be put out to tender. PM 579/2012, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension, allowing extension for a period of 30 years. Under these new conditions (i) the expiry dates of those concessions would be brought forward, and (ii) concession holders would sign Amendments to their Concession Contracts with the Concession-granting Power, establishing the new conditions.

68 CEMIG The extension referred to also depends on express acceptance by the concession holder of the criteria for remuneration, allocation of energy, and standards of quality contained in PM 579; and PM 579 also specifies the amounts of indemnity for assets not yet amortized or depreciated: these are to be based on New Replacement Cost Value (valor novo de reposição, or VNR) – with the exception of the transmission assets that existed on May 31, 2000, which are deemed to be totally amortized. Finally, all concessions that are not extended under the terms of PM 579 will be offered by tender, either by auction or through competitive bids, for up to 30 years. Cemig operates, through its subsidiaries and affiliated companies, the following assets which will be to a greater or lesser extent affected by the measures announced: – approximately 7 GW of installed generation capacity; – 5,000 km of transmission lines; and – 490,000km of electricity distribution networks. In compliance with the provisions of PM 579, on October 15, 2012 Cemig submitted to Aneel its statement of interest in extending those concession contracts for generation, transmission and distribution of electricity which are, in the Company’s understanding, within the criteria of PM 579, without prejudice to any rights that it may have under the resulting law eventually legislated by Congress based on that Provisional Measure. In keeping with the timetable set by PM 579, Mining and Energy Ministry (MME) Ministerial Orders 578 and 579, of October 31, 2012, set out initial tariffs for the hydroelectric plants affected by PM 579, and also the initial electricity transmission revenues for facilities covered by its Article 6, for concessions extended by its process. And on November 1, 2012, Joint Order 580 of the Mining and Energy and Finance Ministries laid down the values of indemnities to be paid to holders of generation and transmission contracts that opt to accept early extension of their concessions.

69 CEMIG Cemig applied for renewal of the following concession contracts: 1. Distribution: Concessions for public electricity distribution services governed by the following Distribution Concession Contracts: 002/97 – Cemig Norte; 003/97 – CEMIG Sul; 004/97 – Cemig Leste; and 005/97 – Cemig Oeste; – all dated July 10, 1997, and given under DNAEE Ministerial Order 130 of April 17, 1997, published in the federal Official Gazette of April 22, 1997, and extended by Ministerial Order 125 of April 17, 1997 issued by the Mining and Energy Ministry, published in the federal Official Gazette on April 22, 1997. On September 30, 2012, the Company has intangible and financial assets registered in the amount of R$ 6,489,256 referring to these distribution contracts. In relation to the concessions for distribution, to enable it to decide on the extension of the concessions, the Company is awaiting the statement of position by the Concession-granting Power which will define the next stages related to the extension of these contracts. According to a working timetable for tariff reduction published by the announcement on Aneel’s site on September 13, 2012, the decision on the next stages will take place as from December 19, 2012.

CEMIG
A Melhor Energia do Brasil.

2. Generation:

Concessions for **electricity generation service** provided by the generation plants listed below, contained in Concession Contract 007/97– *Cemig Geração*, with provisos relating to the price of electricity, residual value of the assets and operating conditions.

For these concessions, MME Interministerial Order 580 states that there is to be no indemnity by the Concession-granting Power.

The values of the tariffs proposed, and the net balance of asset value in these generation plants as measured by the deemed cost (the basis of reporting by the Corporate Law accounting method) and by the historic cost, are as follows:

Generating plants	Rate published in MME Order 578/12: R$/kW.year	Corresponding rate in R$/MWh	Net value of asset based on historical cost at Sep. 30, 2012, (THOUSANDS OF R$)	Net value of asset based on deemed cost at Sep. 30, 2012, (THOUSANDS OF R$)
Hydroelectric Plants				
Três Marias	58.48553	11.06220	54,641	462,838
Volta Grande	59.08092	11.19158	30,183	86,710
Salto Grande	89.27921	13.86070	10,178	45,588
Itutinga	94.88619	20.11612	3,011	10,745
Camargos	92.23039	23.06261	4,936	23,444
Small Hydro Plants				
Piau	140.93844	21.41614	1,650	12,974
Gafanhoto	127.51929	30.50868	2,033	17,367
Peti	158.8735	27.58587	1,345	10,177
Tronqueiras	146.19005	34.26354	2,125	14,613
Joasal	160.02056	29.50853	1,721	10,707
Martins	129.76072	45.08264	472	3,395
Cajuru	152.18112	35.94264	4,113	4,997
Paciência	188.19722	37.14131	1,146	5,866
Marmelos	204.86441	32.48104	994	6,529
Dona Rita	193.26319	51.62081	674	4,099
Sumidouro	139.73608	99.46296	2,201	1,719
Anil	216.85424	46.80955	269	365
Poquim	251.18478	Under study	2,341	4,795
			124,033	726,928

Note: The amounts for the deemed cost were recorded at the time of adoption of the new accounting rules in accordance with IFRS, on January 1, 2009. The difference between the amount of the deemed cost and the historical cost is posted directly in a specific line of the Company's equity, without this initial reporting having an effect on the Company's reported profit.

For the concessions of the *Jaguara, São Simão* and *Miranda* generation plants, the concessions for which have expiry dates in August 2013, January 2015 and December 2016, respectively, the Company believes that it has the right to extension of the concessions under the conditions prior to PM 579, under clauses established in the concession contracts and Article 19 of Law 9074/1995.

On September 30, 2012 the aggregate historical cost of these plants was R$ 1,044,166; and the aggregate deemed cost was R$ 1,334,511.

70
CEMIG

71 CEMIG 3. Transmission: Concession for public electricity transmission service, under Concession Contract 006/97 – Cemig, referring to the transmission facilities under its responsibility classified as part of the National Grid, in accordance with Law 9074/95 and related regulations, with provisions referring to the authorized revenue, operational conditions and residual value of the assets. The indemnity specified in Interministerial Order 580 for the Company’s transmission assets was R$ 285,438, while the annual revenue laid down in MME Ministerial Order 579 was R$ 148,536. On September 30, 2012, the Company has financial assets recorded in the amount of R$ 722,732 relating to Contract 006/97. Under PM 579 the Company has until December 4, 2012 to state its opinion on agreement with the tariffs laid down for the generation and transmission concessions referred to, and on the amount of the indemnity specified for the purposes of signature of the renewal of the concession contracts. If the Company does not accept the terms specified by the Concession-granting Power, it will maintain the operation of the assets until the end of the period of each one of the concessions referred to, supported by the concession contracts that are still in effect. Since the Company has not yet made any final statement of position on acceptance of the conditions laid down in PM 579 for early renewal of its concessions and the assessment of the indemnity specified, it is not possible at present to determine the future financial effects of PM 579 on its Financial Statements. 30. SUBSEQUENT EVENTS Payment of dividends by Light On October 11, 2012, Light made payment of dividends relating to the profits for the 2011 business year and to part of the capital reserve existing in the balance sheet at December 31, 2011, approved by the Annual General Meeting held on April 11, 2012, in the amount of R$ 181,501.

72 CEMIG Partial extraordinary amortization of the 5th Debenture Issue of Light Sesa On October 8, 2012 the indirect subsidiary Light Sesa carried out partial extraordinary amortization of its fifth debenture issue, in the amount of R$ 375,000. Tariff Review of Light SESA At a public meeting held on November 6, 2012 Aneel approved the result of the 2012 Tariff Adjustment for the subsidiary Light SESA. The result homologated by Aneel represents a tariff adjustment of 10.77%, made up of two components: (i) a structural component of 7.17%, comprising the non-manageable costs (“Portion A”) and the manageable costs (“Portion B”); and (ii) a financial component, which will be in effect for the next 12 months, of 3.60%. Including the effect of withdrawal of the financial component that was present in the tariffs of Light in effect up to that date, of –0.64%, the average increase for consumers will be 11.41%, as from November 7, 2012 Note that the effects arising from Provisional Measure 579 (of September 11, 2012) are not included in this tariff adjustment, since the tariff reduction specified in it will be applied only as from February 5, 2013, when Aneel will carry out Extraordinary Tariff Reviews of all the holders of electricity concessions in Brazil.

31. FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARTED BY COMPANY - SEPTEMBER 30, 2012												
ITEM	PARENT COMPANY	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS/ TRANSFERS	TOTAL
ASSETS	**16,012,281**	**16,265,199**	**11,818,850**	**2,956,855**	**1,362,149**	**915,654**	**468,210**	**178,752**	**148,940**	**1,565,839**	**(12,470,072)**	**39,222,657**
Cash and cash equivalents	128,210	1,016,930	713,770	304,105	23,950	33,528	133,658	5,431	3,425	175,773	-	**2,538,780**
Accounts receivable	-	667,333	1,979,618	435,267	36,905	179,700	-	5,333	3,693	128,247	(176,969)	**3,259,127**
Securities – cash investments	199,195	1,900,350	112,214	4,037	-	11,695	-	13,178	9,326	91,156	-	**2,341,151**
Taxes	537,856	178,079	1,098,657	184,458	-	55,192	35,724	500	58	81,816	-	**2,172,340**
Other assets	2,097,489	343,605	1,425,335	159,542	69,126	37,870	37,119	4,036	359	88,324	(53,478)	**4,209,327**
Investments / Fixed / Intangible / Financial Assets of Concession	13,049,531	12,158,902	6,489,256	1,869,446	1,232,168	597,669	261,709	150,274	132,079	1,000,523	(12,239,625)	**24,701,932**
LIABILITIES	**16,012,281**	**16,265,199**	**11,818,850**	**2,956,855**	**1,362,149**	**915,654**	**468,210**	**178,752**	**148,940**	**1,565,839**	**(12,470,072)**	**39,222,657**
Suppliers and supplies	4,867	249,051	929,780	192,309	16,915	51,724	8,548	671	2,278	57,596	(60,931)	**1,452,808**
Loans, financings and debentures	1,087,591	8,243,626	4,326,696	1,254,635	366,305	119,550	141,253	-	-	390,353	682,936	**16,612,945**
Interest on Equity, and dividends	674,424	138,146	352,781	63,118	10,685	33,480	-	8,290	6,753	62,406	(707,379)	**642,704**
Employee post-retirement benefits	103,298	442,362	1,405,255	284,025	-	-	-	-	-	69,861	-	**2,304,801**
Taxes	22,432	656,446	1,008,645	36,776	152,103	21,209	17,597	43,341	1,171	67,294	-	**2,027,014**
Other liabilities	284,766	593,697	973,484	276,118	41,726	198,384	13,792	2,794	1,960	101,195	(140,434)	**2,347,482**
Shareholders' equity	13,834,903	5,941,871	2,822,209	849,874	774,415	491,307	287,020	123,656	136,778	817,134	(12,244,264)	**13,834,903**
NET PROFIT												
Net operational revenue	**264**	**3,931,244**	**6,981,507**	**1,420,506**	**239,086**	**434,975**	**101,679**	**42,063**	**29,782**	**549,026**	**(357,664)**	**13,372,468**
Operational costs and expenses	**(77,617)**	**(1,625,133)**	**(6,158,426)**	**(1,231,533)**	**(37,479)**	**(392,785)**	**(86,742)**	**(10,110)**	**(14,531)**	**(439,605)**	**357,664**	**(9,716,297)**
Electricity bought for resale	-	(429,297)	(2,800,406)	(825,551)	-	-	-	(310)	(3,916)	(208,516)	156,403	**(4,111,593)**
Charges for the use of the basic transmission grid	-	(198,853)	(594,585)	-	-	-	-	-	(1,907)	(2,933)	174,475	**(623,803)**
Gas bought for resale	-	-	-	-	-	(356,028)	-	-	-	-	-	**(356,028)**
Cost of construction of Infrastructure	-	(77,385)	(980,799)	(122,496)	(15,338)	-	-	-	-	(31,514)	-	**(1,227,532)**
Personnel	(32,784)	(236,187)	(569,822)	(57,814)	(7,934)	(13,230)	(27,177)	(1,041)	(1,116)	(25,713)	-	**(972,818)**
Employee profit shares	(13,288)	(43,819)	(117,521)	-	-	-	(1,630)	(196)	(136)	(904)	-	**(177,494)**
Employee post-retirement benefits	(7,583)	(22,494)	(70,416)	-	-	-	-	-	-	-	-	**(100,493)**
Material	(93)	(13,725)	(34,954)	(4,353)	563	(800)	(131)	(173)	(255)	(2,260)	-	**(56,181)**
Outsourced services	(8,895)	(132,050)	(499,535)	(79,565)	(10,981)	(5,569)	(16,549)	(1,905)	(2,576)	(44,467)	24,326	**(777,766)**
Royalties for use of water resources	-	(134,914)	-	-	-	-	-	(1,652)	(883)	(2,587)	-	**(140,036)**
Depreciation and amortization	(279)	(260,750)	(278,209)	(67,919)	(1,465)	(17,786)	(27,438)	(4,136)	(3,178)	(50,792)	-	**(711,952)**
Operational provisions	8,817	(3,267)	(66,384)	(58,472)	-	2,862	(10)	(1)	(1)	(14,052)	-	**(130,508)**
Other expenses, net	(23,512)	(72,392)	(145,795)	(15,363)	(2,324)	(2,234)	(13,807)	(696)	(563)	(55,867)	2,460	**(330,093)**
Operational profit before Equity gains (losses) and Financial revenue (expenses)	**(77,353)**	**2,306,111**	**823,081**	**188,973**	**201,607**	**42,190**	**14,937**	**31,953**	**15,251**	**109,421**	-	**3,656,171**
Gain on dilution of interest in jointly controlled	-	253,538	-	4,147	-	-	-	-	-	1,020	-	**258,705**
Equity gain (loss) on subsidiaries	2,228,782	(2,201)	-	(225)	(266)	(4,336)	-	-	-	(57)	(2,224,179)	**(2,482)**
Financial revenue	98,793	191,683	227,381	33,535	3,126	27,922	8,243	872	880	79,113	-	**671,548**
Financial expenses	(84,590)	(679,627)	(433,250)	(127,964)	(32,040)	(9,480)	(10,177)	(374)	(74)	(97,971)	-	**(1,475,547)**
Profit before income tax and Social Contribution tax	**2,165,632**	**2,069,504**	**617,212**	**98,466**	**172,427**	**56,296**	**13,003**	**32,451**	**16,057**	**91,526**	**(2,224,179)**	**3,108,395**
Income tax and Social Contribution tax	-	(596,395)	(372,797)	(24,293)	(30,287)	(19,106)	(7,171)	(11,850)	(1,244)	(30,992)	-	**(1,094,135)**
Deferred income tax and Social Contribution tax	7,119	(11,407)	164,896	2,008	2,172	-	(1,909)	871	(27)	(5,232)	-	**158,491**
Profit for the period	**2,172,751**	**1,461,702**	**409,311**	**76,181**	**144,312**	**37,190**	**3,923**	**21,472**	**14,786**	**55,302**	**(2,224,179)**	**2,172,751**

73

CEMIG

74 CEMIG ITEM HOLDING CEMIG - GT CEMIG-D LIGHT ETEP, ENTE, ERTE, EATE, ECTE GASMIG CEMIG TELECOM SÁ CARVALHO ROSAL OTHERS ELIMINATIONS/ TRANSFERS TOTAL ASSETS 14,303,504 15,537,842 11,074,880 2,699,947 1,309,328 887,767 409,480 189,417 151,299 1,458,662 (11,081,816) 36,940,310 Cash and cash equivalents 99,372 2,281,724 951,885 114,970 18,678 79,505 76,306 15,697 11,736 201,751 - 3,851,624 Accounts receivable - 655,530 1,911,446 404,387 40,003 164,279 - 10,474 3,470 128,185 (178,467) 3,139,307 - 80,477 - 6,242 - - - - - 2,622 - 89,341 Taxes 458,761 1,025,573 1,373,784 318,264 12,679 76,766 37,862 3,075 178 92,507 - 3,399,449 Other assets 1,854,283 268,214 1,347,682 155,363 50,734 29,525 26,970 4,294 68 74,617 156,163 3,967,913 Investments / Fixed / Intangible / Financial Assets of Concession 11,891,088 11,226,324 5,490,083 1,700,721 1,187,234 537,692 268,342 155,877 135,847 958,980 (11,059,512) 22,492,676 LIABILITIES 14,303,504 15,537,842 11,074,880 2,699,947 1,309,328 887,767 409,480 189,417 151,299 1,458,662 (11,081,816) 36,940,310 Suppliers and supplies 4,623 213,794 816,680 154,359 3,978 37,889 7,311 1,759 1,902 45,650 (55,349) 1,232,596 Loans, financings and debentures 38,876 7,836,784 3,495,527 940,528 410,343 137,978 96,050 - - 316,053 795,358 14,067,497 Interest on Equity, and dividends 624,563 370,410 90,250 - 9,368 16,268 - 16,310 3,650 69,479 (575,735) 624,563 Employee post-retirement benefi ts 99,115 437,462 1,389,511 269,922 - - - - - 66,392 - 2,262,402 Taxes 109,481 1,328,611 1,535,414 167,963 108,879 35,181 12,417 45,549 1,516 76,420 - 3,421,431 Other liabilities 307,600 506,234 942,560 300,349 38,945 179,312 8,129 2,094 1,948 109,178 (183,774) 2,212,575 13,119,246 4,844,547 2,804,938 866,826 737,815 481,139 285,573 123,705 142,283 775,490 (11,062,316) 13,119,246 NET PROFIT Net operational revenue 259 3,351,586 6,123,877 1,312,914 220,560 332,969 93,474 36,385 28,669 275,416 (346,038) 11,430,071 Operational costs and expenses (82,156) (1,474,488) (5,194,723) (1,192,080) (33,430) (267,393) (76,664) (9,519) (8,950) (143,294) 346,038 (8,136,659) Electricity bought for resale - (428,971) (2,230,438) (643,381) - - - (403) (354) (53,819) 154,480 (3,202,886) Charges for the use of the basic transmission grid - (179,159) (497,579) (90,976) - - - (4) (2,077) (13,808) 175,060 (608,543) Gas bought for resale - - - - - (235,785) - - - - - (235,785) Cost of construction of Infrastructure - (50,784) (739,349) (145,144) (11,070) - - - - (15,641) - (961,988) Personnel (35,667) (215,575) (542,052) (51,697) (7,147) (11,877) (19,954) (864) (1,020) (11,451) - (897,304) Employee profit shares (2,105) (16,337) (51,992) - - - (80) (159) (72) (4) - (70,749) Employee post-retirement benefits (6,326) (20,838) (65,498) - - - - - - - - (92,662) Material (158) (13,411) (43,840) (4,753) 357 (949) (281) (161) (155) (1,230) - (64,581) Outsourced services (5,545) (101,310) (486,275) (79,177) (11,004) (3,918) (15,853) (1,880) (1,763) (26,427) 11,884 (721,268) Royalties for use of water resources - (107,768) - - - - - (1,615) (939) (2,755) - (113,077) Depreciation and amortization (262) (277,106) (284,224) (93,360) (1,929) (15,373) (27,426) (4,090) (3,229) (17,780) - (724,779) Operational provisions (17,986) (8,637) (113,208) (63,596) - - (867) (13) 976 (3,854) - (207,185) Other expenses, net (14,107) (54,592) (140,268) (19,996) (2,637) 509 (12,203) (330) (317) 3,475 4,614 (235,852) Operational profit before Equity gains (losses) and Financial revenue (expenses) (81,897) 1,877,098 929,154 120,834 187,130 65,576 16,810 26,866 19,719 132,122 - 3,293,412 Equity gain (loss) on subsidiaries 1,858,259 - - - - - - - - - (1,858,259) - Financial revenue 40,695 209,956 216,034 33,457 13,972 20,088 7,415 830 1,020 96,467 - 639,934 Financial expenses (42,394) (696,360) (386,414) (119,316) (44,275) (11,565) (9,439) (275) (68) (95,737) - (1,405,843) Profit before income tax and Social Contribution tax 1,774,663 1,390,694 758,774 34,975 156,827 74,099 14,786 27,421 20,671 132,852 (1,858,259) 2,527,503 Income tax and Social Contribution tax (77,644) (363,092) (244,753) (30,219) (26,955) (22,934) (5,688) (10,274) (1,171) (35,920) - (818,650) Deferred income tax and Social Contribution tax 9,436 (38,450) 20,195 5,015 900 - (1,863) 1,025 (109) 1,453 - (2,398) Profit for the period 1,706,455 989,152 534,216 9,771 130,772 51,165 7,235 18,172 19,391 98,385 (1,858,259) 1,706,455 FINANCIAL STATEMENTS SEPARTED BY COMPANY - SEPTEMBER 30, 2011

75 CEMIG 32. INFORMATION BY OPERATIONAL SEGMENT PERIOD ENDED SEPTEMBER 30, 2012 (R$ ’000) The operational segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation and transmission. The Company also operates in the markets of gas, telecommunications and other businesses, which have a smaller impact on the results of its operations. The segments mentioned above are reflected in the Company’s management and organizational structure, and its structure for monitoring results. The operational results are regularly reviewed by the principal managers of the Company’s operations, with separate consideration of the operational segments of Generation and Transmission for the taking decisions on funds to be allocated to these segments and individual assessment of their performance. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

CEMIG
A Melhor Energia do Brasil

FINANCIAL STATEMENTS SEPARTED BY ACTIVITY- SEPTEMBER 30, 2012								
ITEM	ELECTRICITY			GAS	TELECOMS	OTHERS	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION					
ASSETS	12,965,466	10,189,277	14,513,020	935,961	468,292	974,207	(823,566)	39,222,657
INVESTMENTS	415,166	594,932	1,133,425	78,640	20,437	466	-	2,243,066
NET OPERATIONAL REVENUE	3,376,309	1,149,501	8,464,293	434,975	101,679	208,224	(362,513)	13,372,468
COST OF ELECTRICITY SERVICE								
COST OF ELECTRICITY AND GAS								
Electricity bought for resale	(449,834)	-	(3,690,520)	-	-	(127,642)	156,403	(4,111,593)
Charges for the use of the basic transmission grid	(212,449)	(158)	(594,585)	-	-	-	183,389	(623,803)
Gas bought for resale	-	-	-	(356,028)	-	-	-	(356,028)
Total operational cost of electricity and gas	**(662,283)**	**(158)**	**(4,285,105)**	**(356,028)**	-	**(127,642)**	**339,792**	**(5,091,424)**
OPERATIONAL COSTS AND EXPENSES								
Personnel and managers	(147,641)	(106,946)	(631,023)	(13,230)	(27,177)	(46,801)	-	(972,818)
Employees' and managers' profit shares	(28,065)	(16,086)	(117,521)	-	(1,630)	(14,192)	-	(177,494)
Employee post-retirement benefits	(15,116)	(7,378)	(70,416)	-	-	(7,583)	-	(100,493)
Material	(7,236)	(7,013)	(39,117)	(800)	(131)	(1,884)	-	(56,181)
Outsourced services	(106,926)	(61,371)	(577,088)	(5,569)	(16,549)	(30,524)	20,261	(777,766)
Depreciation and amortization	(293,230)	(2,885)	(345,733)	(13,450)	(27,438)	(29,216)	-	(711,952)
Operational provisions	(5,071)	1,234	(138,591)	2,862	(10)	9,068	-	(130,508)
Royalties for use of water resources	(140,036)	-	-	-	-	-	-	(140,036)
Cost of constructions	-	(94,107)	(1,133,425)	-	-	-	-	(1,227,532)
Others	(61,535)	(25,625)	(162,531)	(2,234)	(8,996)	(71,632)	2,460	(330,093)
Total cost of operation	**(804,856)**	**(320,177)**	**(3,215,445)**	**(32,421)**	**(81,931)**	**(192,764)**	**22,721**	**(4,624,873)**
TOTAL COST	**(1,467,139)**	**(320,335)**	**(7,500,550)**	**(388,449)**	**(81,931)**	**(320,406)**	**362,513**	**(9,716,297)**
Operational profit before Equity gains (losses) and Financial revenue (expenses)	**1,909,170**	**829,166**	**963,743**	**46,526**	**19,748**	**(112,182)**	-	**3,656,171**
Gain on dilution of interest in jointly controlled	-	253,538	5,167	-	-	-	-	258,705
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(2,482)	-	-	-	-	-	-	(2,482)
Equity gain (loss) on subsidiaries	107,362	105,014	259,944	27,922	8,243	163,063	-	671,548
Financial revenue	(328,865)	(242,542)	(736,825)	(9,480)	(10,177)	(147,658)	-	(1,475,547)
Financial expenses	**1,685,185**	**945,176**	**492,029**	**64,968**	**17,814**	**(96,777)**	-	**3,108,395**
PRETAX PROFIT	(569,174)	(97,516)	(398,417)	(19,106)	(7,171)	(2,751)	-	(1,094,135)
Income tax and Social Contribution tax	40,343	(63,308)	183,404	-	(1,909)	(39)	-	158,491
Deferred income tax and Social Contribution tax	**1,156,354**	**784,352**	**277,016**	**45,862**	**8,734**	**(99,567)**	-	**2,172,751**

76

CEMIG

CEMIG
A Melhor Energia do Brasil

FINANCIAL STATEMENTS SEPARTED BY ACTIVITY - SEPTEMBER 30, 2011								
ITEM	ELECTRICITY			GAS	TELECOMS	OTHERS	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION					
ASSETS	12,792,063	8,514,790	13,292,340	887,767	409,481	1,254,800	(210,931)	36,940,310
INVESTMENTS	993,861	62,763	899,225	14,600	26,824	612	-	1,997,885
NET OPERATIONAL REVENUE	2,773,162	1,004,201	7,548,818	332,969	93,474	33,122	(355,675)	11,430,071
COST OF ELECTRICITY SERVICE								
COST OF ELECTRICITY AND GAS								
Electricity bought for resale	(429,618)	-	(2,927,748)	-	-	-	154,480	(3,202,886)
Charges for the use of the basic transmission grid	(195,813)	(146)	(596,835)	-	-	-	184,251	(608,543)
Gas bought for resale	-	-	-	(235,785)	-	-	-	(235,785)
Total operational cost of electricity and gas	(625,431)	(146)	(3,524,583)	(235,785)	-	-	338,731	(4,047,214)
OPERATIONAL COSTS AND EXPENSES								
Personnel and managers	(125,126)	(99,839)	(598,195)	(11,877)	(19,954)	(42,313)	-	(897,304)
Employees' and managers' profit shares	(11,210)	(5,361)	(51,992)	-	(80)	(2,106)	-	(70,749)
Employee post-retirement benefits	(14,003)	(6,835)	(65,498)	-	-	(6,326)	-	(92,662)
Material	(8,120)	(5,895)	(48,994)	(949)	(281)	(342)	-	(64,581)
Outsourced services	(86,090)	(45,928)	(572,715)	(3,918)	(15,853)	(9,093)	12,329	(721,268)
Depreciation and amortization	(289,842)	(5,868)	(385,870)	(15,373)	(27,426)	(400)	-	(724,779)
Operational provisions	(2,823)	(2,711)	(182,741)	-	(867)	(18,043)	-	(207,185)
Royalties for use of water resources	(113,077)	-	-	-	-	-	-	(113,077)
Cost of constructions	-	(62,763)	(899,225)	-	-	-	-	(961,988)
Others	(37,938)	(22,768)	(163,372)	509	(12,203)	(4,695)	4,615	(235,852)
Total cost of operation	(688,229)	(257,968)	(2,968,602)	(31,608)	(76,664)	(83,318)	16,944	(4,089,445)
TOTAL COST	(1,313,660)	(258,114)	(6,493,185)	(267,393)	(76,664)	(83,318)	355,675	(8,136,659)
Operational profit before Equity gains (losses) and Financial revenue (ex	1,459,502	746,087	1,055,633	65,576	16,810	(50,196)	-	3,293,412
Equity gain (loss) on subsidiaries	135,663	97,276	253,083	20,088	7,415	126,409	-	639,934
Financial revenue	(366,297)	(380,116)	(517,761)	(11,565)	(9,439)	(120,665)	-	(1,405,843)
Financial expenses	1,228,868	463,247	790,955	74,099	14,786	(44,452)	-	2,527,503
PRETAX PROFIT	(357,510)	(63,577)	(276,716)	(22,934)	(5,688)	(92,225)	-	(818,650)
Income tax and Social Contribution tax	42,257	(78,374)	26,469	-	(1,863)	9,113	-	(2,398)
Deferred income tax and Social Contribution tax	913,615	321,296	540,708	51,165	7,235	(127,564)	-	1,706,455

77
CEMIG

[LOGO]

77
A Melhor Energia do Brasil.

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

(Figures in R$ '000, except where otherwise indicated)

1. January–September 2012 (9M12)

Profit for 9M12

Cemig's consolidated profit for the first nine months of 2012 (**9M12**) was **R$ 2,172,751**, 27.33% higher than the profit for the first nine months of 2011 (**9M11**) of R$ 1,706,455. A significant element in the difference was recognition of gains in value totaling R$ 258,705, on issuance of shares, arising from the Public Offering of Shares by Taesa, an indirectly-held subsidiary of Cemig GT; and from capitalization of Renova, an indirect subsidiary of Light. See Note 12.

77
CEMIG

Another factor in the better result in 2012 was revenue 16.99% higher, partially offset by Operational costs and expenses 19.41% higher. The principal changes in levels of revenue, costs and expenses are presented below in this report.

EBITDA

Cemig's consolidated Ebitda was higher in 2012 in the first nine months of 2012 (**9M12**) than in 9M11:

EBITDA - R$ '000	Sep. 30, 2012	Sep. 30, 2011 (Reclassified)	Change, %
Net profit for the year	2,172,751	1,706,455	27.33
+ Provision for income tax and Social Contribution tax	935,644	821,048	13.96
+ Financial revenue (expenses)	803,999	765,909	4.97
+ Amortization and depreciation	711,952	724,779	(1.77)
= EBITDA	4,624,346	4,018,191	15.09


Ebitda
5.000
4.000
3.000
2.000
1.000
-
4.018
4.624
50%
40%
30%
20%
10%
0%
Jan a Set/11
Jan a Set/12
Ebitda, R$ bn
Ebitda margin, %

CEMIG
A Melhor Energia do Brasil.

Higher Ebitda in 9M12 than 9M11 was mainly due to the gain on issuance of shares, referred to above, and to revenue 16.99% higher year-on-year (**YoY**), partially offset by Operational costs and expenses 21.49% higher YoY (excluding the effects of depreciation and amortization). The higher Operational costs and expenses in 9M12 were reflected in Ebitda margin, which was 34.58% in 9M12, compared to 35.15% in 9M11.

Supply of electricity: volume and revenue

Revenue from all supply of electricity in 9M12 was R$ 13,636,459, 12.03% more than in 9M11 (R$ 12,172,039).

Final consumers

Revenue from sales of electricity to final consumers (excluding own consumption) totaled R$ 12,271,478 in 9M12, 12.22% more than in 9M11 (R$ 10,935,119).

The main factors in this result are:

- Volume of energy invoiced to final consumers (excluding Cemig's own consumption) 3.81% higher.
- Tariff increase for Cemig D, with average effects on consumer tariffs of 7.24%, effective from April 8, 2011 (having full-year effect in the 2012 accounts).
- Tariff increase for Cemig D, with average effects on consumer tariffs of 3.85%, effective from April 8, 2012.
- Tariff increase for Light, with average effects on consumer tariffs of 7.82%, in effect from November 7, 2011.
- Contractual increase in the rates paid by Free Consumers, indexed mainly by the IGP-M inflation index.

Electricity sold to final consumers (MWh)

Consumer category	MWh (*)			R$		
	Sep. 30, 2012	Sep. 30, 2011	Change , %	Sep. 30, 2012	Sep. 30, 2011	Change, %
Residential	8,581,433	8,084,461	6.15	4,616,085	3,990,704	15.67
Industrial	19,358,060	19,448,044	(0.46)	3,408,561	3,229,166	5.56
Commercial, services and others	5,856,278	5,209,218	12.42	2,592,838	2,230,074	16.27
Rural	2,104,330	1,964,539	7.12	575,011	520,928	10.38
Public authorities	988,517	892,066	10.81	444,041	389,731	13.94
Public illumination	1,094,479	1,022,971	6.99	292,391	262,144	11.54
Public service	1,150,304	1,077,285	6.78	342,551	312,372	9.66
Total	**39,133,401**	**37,698,584**	**3.81**	**12,271,478**	**10,935,119**	**12.22**

(*) Information in MWh has not been reviewed by the external auditors.

78
CEMIG

79 79 CEMIG The reason for consumption by the industrial user category being 0.46% lower was the lower level of industrial activity. This effect was offset by the increase in two consumer groups – (i) Commercial, services and others, and (ii) Rural – mainly reflecting the increase in their quantity of consumers: 7.35%, and 15.80%, respectively. In addition to the increase in the number of rural consumers, there was a significant increase in the demand for electricity for irrigation, due to the atypical climatic conditions for the wet period, with lower levels of rain in February to May. Revenue from wholesale electricity sales Although the quantity of electricity sold to other concession holders was 2.87% lower YoY in 9M12, the revenue from electricity sold was 11.42% higher – at R$ 1,315,319 in 9M12, compared to R$ 1,180,555 in 9M11 – due to the average sale price of electricity in 9M12, at R$ 128.97/MWh, being 14.71% higher than in 9M11 (R$ 112.43/MWh. Revenue from use of the electricity distribution systems (TUSD) The revenue earned by Cemig D and Light in 9M12 was R$ 1,559,508, 6.47% more than in 9M11 (1R$ 1,464,781) This revenue comes from charges made to Free Consumers on the electricity sold by other agents of the electricity sector. Its higher total in 2012 arises from a higher volume of transport of electricity for Free Consumers, mainly a consequence of migration of captive clients to the Free Market. Transmission Concession Revenue For the older concessions, Transmission Concession Revenue refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the National Grid, less the amounts received that are used for amortization of the financial asset. For the new concessions, it includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines and also the adjustment to present value of the Transmission Financial Asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on the capital applied in the undertakings, and these vary in accordance with the model of undertaking and the investing company’s cost of capital. Transmission Concession revenue in 9M12 was R$ 1,295,023, 20.08% more than in 9M11 (R$ 1,078,507). The difference is mainly due to the increase in the Company’s total transmission assets, due to the acquisitions taking place in 2011, principally of Abengoa, acquired by the subsidiary Taesa. The portion of the transmission revenue added by Taesa, in proportion to our equity interest, in 9M12 was R$ 581,311, compared to R$ 455,515 in 9M11.

80 CEMIG Revenue from transactions in electricity on the CCEE Revenue from transactions in electricity on the CCE (Câmara de Comercialização de Energia Elétrica, or Electricity Trading Chamber) in 9M12 was R$ 351,219, an increase of 134.12% relative to the revenue of R$ 150,017 in 9M11. This is mainly due to a much higher spot market price for electricity – which increased from an average of R$ 24.96/MWH in 9M11 to an average of R$ 116.42/MWH in 9M12. Other operational revenues This category refers to charged services, supply of gas, sharing of infrastructure, the subsidy for low-income consumers, and the other services provided under the concession. It was 33.02% higher in 3Q12, at R$ 982,343, than in 3Q11 (R$ 738,481).This difference is mainly due to supply of gas 29.53% higher in 9M12 than in 9M11, and the new criteria set by Aneel for the subsidy for low-income consumers, through Resolution 472 of January 2012, which established the method for calculation of the monthly difference of revenue, and the amount of funds to be paid to the distributors to pay for the difference, in applying the Social Electricity Tariff. For more information please see Explanatory Note 22 to the Consolidated Interim Financial Statements. Sector / regulatory charges: deducted from operational revenue The total of the sector and regulatory charges applied to Cemig in 9M12 was R$ 5,682,841, 10.59% more than in 9M11 (R$ 5,138,451). The main variations in these deductions from revenue, between the two years, are as follows: The Fuel Consumption Account – CCC The CCC charges for Cemig in 9M12 was R$ 456,147, 13.23% less than in 9M11 (R$ 525,687). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, in proportion to the scale of the market each one serves, on a basis set by an Aneel Resolution. The reduction is mainly due to the reduction in the unit cost of the CCC, set by an Aneel Resolution. CDE – Energy Development Account The deduction from revenue for the CDE in 9M12 was R$ 454,609, 18.57% more than in 9M11 (R$ 383,398). The CDE account (Conta de Desenvolvimento Energético) was created to this helped increase competitiveness of Brazilian electricity generated from alternative sources. The amounts of the payments are set by an Aneel resolution.

81 81 CEMIG Global Reversion Reserve – RGR The deduction from revenue for the RGR in 9M12 was R$ 222,957, 56.53% more than in 9M11 (R$ 142,438). The RGR (Reserva Global de Reversão) is a charge on electricity concession holders to provide funds for reversions of concessions, compulsory acquisition, expansion and improvement of public electricity service. The annual RGR quota payable is set at 2.5% of capex, pro rata tempore, with an upper limit of 3.0% of the concession holder’s revenue from wholesale and retail sales (excluding any originating from Itaipu), use of the electricity grid, and charged services, less any ICMS tax embedded in revenue, where applicable. The other most significant charges are calculated as a percentage of sales revenue – hence their changes between periods are substantially proportional to the changes in revenue. Operational costs and expenses (excluding Financial revenue/expenses) Operational costs and expenses, excluding Financial revenue (expenses) in 9M12 were R$ 9,716,297, 19.41% more than in 9M11 (R$ 8,136,659). For more information please see Explanatory Note 23 to the Consolidated Interim Financial Statements. The following paragraphs outline the main variations in expenses: Electricity bought for resale Revenue from electricity bought for resale in 9M12 was R$4,111,593, 28.37% more than in 9M11 (R$ 3,202,886). The main factors in the difference are: . Cemig D’s financial exposure to the spot market was 119.88% higher, at R$ 528,890, in 9M12 than in 9M11 (R$ 240,534), reflecting a higher average of spot market prices (PLD), in all the sub-markets – which rose from R$ 24.96 per MWh in 9M11 to R$ 116.42 per MWh in 9M12. . A higher volume of electricity acquired in regulated market auctions by Cemig D, as a way of minimizing the risks of financial exposure to the spot market. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. Personnel Personnel expenses in 9M12 were R$ 972,818, 8.42% more than in 9M11 (R$ 897,304). The difference is primarily due to the salary increase of 8.20% given to employees under the Collective Salary Agreement of November 2011.

82 CEMIG Employees’ and managers’ profit shares The expense on employees’ and managers’ profit shares in 9M12 was R$ 177,494, compared to R$ 70,749 in 9M11, an increase of 150.88%. The considerable variation between the two periods arises from the fact that in 2012 profit shares agreed with the unions for the business year were recognized in the period, whereas in 2011 the greater part was provisioned only in the fourth quarter of the year, since the agreement was concluded in December of 2011. Outsourced services The expense on outsourced services in 9M12 was R$ 777,766, 7.83% more than in 9M11 (R$ 721,268). Most of the change is due to expenditure on consultancy contracted by the jointly-controlled subsidiary Taesa, and maintenance and conservation of electrical installations and equipment. A detailed breakdown of outsourced services is given in Explanatory Note 23b to the Consolidated Interim Financial Statements. Gas bought for resale The expense on gas bought for resale in 9M12 was R$ 356,028, 51.00% more than in 9M11 (R$ 235,785). This primarily reflects the increase in the volume purchased, reflecting higher sales of gas by Gasmig in 2012, in turn reflecting increased industrial activity, reflecting expansion of consumption by clients in the “Steel Valley” (Vale do Aço) and the South of Minas (Sul de Minas) region. Operational provisions Operational provisions in 9M12 were R$ 130,508, 37.01% less than in 9M11 (R$ 207,185). The main factors in this difference are: . Employment-law claims: Reversals of R$ 6,844 in 9M12, compared to new provisions of R$ 16,835 added in 9M11. . Third-party liability cases: Reassessment by the company of expectations of loss in its contingencies for civil actions, resulting in an additional provision of R$ 27,197 in the third quarter of 2011. . Environmental: Reassessment by the legal advisers, due to case law on the subject, of the probability of loss in an action disputing environmental compensation for protection and preservation of water tables at Cemig’s hydroelectric projects that are an operation, resulting in an additional provision of R$ 20,768 in third quarter 2012.

83 83 CEMIG . Regulatory: Reversal, in 2012, of provisions totaling R$ 7,945, on withdrawal of a notification by Aneel for claimed non-compliance with distribution outage indicators, that had been posted in the third quarter of 2011, in the amount of R$ 17,539 (part of this amount having already been rectified by the regulator in the fourth quarter of 2011). Other expenses, net The Other expenses, net account line in 9M12 was R$ 330,093, 39.96% higher than in 9M11 (R$ 235,852), mainly reflecting cultural sponsorships under the Rouanet (cultural sponsorship) law (which give rise to deductions for corporate income tax), and the increase in the PIS, Pasep and Cofins taxes on Other revenues. Financial revenue (expenses) The company posted net financial expenses of R$ 803,999 in 9M12, compared to net financial expenses of R$ 765,909 in 9M11. The main factors in this result are: . Revenue from late charges on overdue electricity bills in 9M12, at R$ 133,378, was 23.25% higher than in 9M11 (R$ 108,214). Among other factors, this reflects implementation of collection follow-up by e-mail and text messages, with more effort applied also to standard methods such as follow-up letters and formal demands. . Revenue from cash investments was 30.30% lower – on less cash invested in 2012. . Gains on foreign exchange variations: R$ 38,670 in 9M12, compared to R$ 8,211 in 9M11. This difference mainly reflects the results of cash investments in foreign currency by the jointly-controlled subsidiary Taesa. . Lower expense on costs of loans and financings: This total cost was R$ 962,942 in 9M12, compared to R$ 1,025,697 in 9M11. The lower figure basically results from the lower aggregate of the CDI (interbank CD) rate in 9M12 than in 9M11: 6.59% in 9M12, compared to 8.69% in 9M11. . Expense due to exchange rate variations: This was R$ 69,089 in 9M12, compared to R$ 18,674 in 9M11. The higher figure mainly reflects exchange rate variations on dollar-denominated loan contracts of the subsidiary Taesa arising from the acquisition of Abengoa. The breakdown of financial revenues and expenses is in Explanatory Note 24 to the Consolidated Interim Financial Statements.

84 CEMIG Income tax and Social Contribution tax Cemig’s expenses in 9M12 on income tax and the Social Contribution totaled R$ 935,644, on pre-tax profit of R$ 3,108,395, a percentage of 30.10%. This expense in 9M11 was R$ 821,048, on pre-tax profit of R$ 2,527,503, a percentage of 32.48%. A reconciliation of the effective to the nominal rates is given in Explanatory Note 8 to the Consolidated Interim Financial Statements.

85 85 CEMIG 2. Third Quarter 2012 (3Q12) PROFIT AND LOSS ACCOUNTS FOR THE THIRD QUARTERS OF 2012 AND 2011 3Q 2012 3Q 2011 REVENUE 4,810,133 4,035,749 OPERATIONAL COSTS AND EXPENSES Personnel (320,692) (293,134) Employees’ and managers’ profit shares (59,139) (46,659) Post-retirement liabilities (30,619) (30,887) Materials (22,243) (17,351) Outsourced services (267,158) (252,294) Electricity bought for resale (1,580,014) (1,110,782) Depreciation and amortization (229,237) (248,649) Royalties for use of water resources (44,501) (38,728) Provisions (reversals) for operational losses (33,975) (100,359) Charges for the use of the transmission grid (138,614) (226,293) Gas purchased for resale (138,150) (92,954) Infrastructure construction costs (529,689) (266,550) Other operational expenses, net (151,220) (70,569) (3,545,251) (2,795,209) Operational profit (loss) before Equity gain (loss) and Financial revenue (expenses) 1,264,882 1,240,540 Gain on issuance of shares 258,705 - Equity gain (loss) in subsidiaries (1,024) - Financial revenue 227,110 212,768 Financial expenses (466,397) (484,654) Profit before taxes 1,283,276 968,654 Current income tax and Social Contribution tax (334,860) (275,397) Deferred income tax and Social Contribution tax (11,285) (36,010) PROFIT (LOSS) FOR THE PERIOD 937,131 657,247

CEMIG
A Melhor Energia do Brasil.

Profit for the quarter

Cemig reports consolidated net profit for 3Q12 of R$ 937,131, which compares with R$ 657,247 in 3Q11, a year-on-year increase of 42.58%. An important element in the 3Q12 results is recognition of a gain of R$ 258,705, on issuance of shares arising from the Public Offering of Shares by Taesa (indirectly-held subsidiary of Cemig GT); and from capitalization, by subscription of new shares, of Renova, an indirect subsidiary of Light. See Note 12.

Ebitda

(Method of calculation not reviewed by external auditors)

Cemig's Ebitda in 3Q12 was 17.63% higher in 3Q12 than 3Q11:

LAJIDA - R$ mil	3Q12	3Q11	Change, %
Profit for the period	937,131	657,247	42.58
+ Expense on income tax and Social Contribution tax	346,145	311,407	11.16
+ Net financial revenue (expenses)	239,287	271,886	(11.99)
+ Depreciation and amortization	229,237	248,649	(7.81)
EBITDA	1,751,800	1,489,189	17.63


Ebitda
2.000
1.600
1.200
800
400
-
50%
40%
30%
20%
10%
0%
1.489
1.752
3Q 2011
3Q 2012
Ebitda, R$ bn
Ebitda margin, %

Ebitda 17.36% higher in 3Q12 than in 3Q11 mainly reflects:

(i) the gain on issue of shares referred to above; and

(ii) revenue 19.19% higher, partially offset by operational costs and expenses (excluding effects of depreciation and amortization) 30.22% higher. The higher Operational costs and expenses in 3Q12 than 3Q11 are reflected in Ebitda margin, which was 36.90% in 3Q11, and 36.42% in 3Q12.

86
CEMIG

CEMIG A Melhor Energia do Brasil. 87

Revenue

	Consolidated	
	3Q12	3Q11
Revenue from supply of electricity	4,663,978	4,258,433
Revenue from use of the electricity distribution systems (TUSD)	527,684	561,196
Transmission concession revenue	548,798	436,217
Distribution construction revenue	493,682	238,866
Generation construction revenue	37,305	29,478
Transactions in electricity on the CCEE	69,256	50,504
Other operational revenues	344,744	252,204
Sector / regulatory charges deducted from revenue	(1,875,314)	(1,791,149)
Net operational revenue	**4,810,133**	**4,035,749**

Revenue from supply of electricity

	MWh (*)			R$		
	3Q12	3Q11	Change, %	3Q12	3Q11	Change, %
Residential	2,795,303	2,634,924	6.09	1,518,270	1,378,182	10.16
Industrial	6,728,401	6,700,287	0.42	1,201,547	1,145,903	4.86
Commercial, services and others	1,887,719	1,667,721	13.19	845,747	753,475	12.25
Rural	831,007	816,157	1.82	218,343	204,788	6.62
Public authorities	317,595	284,032	11.82	146,516	131,076	11.78
Public illumination	370,143	356,047	3.96	99,828	94,866	5.23
Public service	390,091	368,322	5.91	119,651	112,929	5.95
Subtotal	**13,320,259**	**12,827,490**	**3.84**	**4,149,902**	**3,821,219**	**8.60**
Own consumption	15,059	13,461	11.87	-	-	-
Supply not yet invoiced, net	-	-	-	17,047	3,901	336.99
	13,335,318	**12,840,951**	**3.85**	**4,166,949**	**3,825,120**	**8.94**
Wholesale supply to other concession holders	3,487,400	3,678,429	(5.19)	487,684	420,897	15.87
Sales under the Proinfa program	31,728	39,465	(19.60)	9,345	12,416	(24.73)
Total	**16,854,446**	**16,558,845**	**1.79**	**4,663,978**	**4,258,433**	**9.52**

(*) The information in MWh has not been reviewed by the external auditors.

Revenue from supply of electricity to final consumers in 3Q11 was R$ 4,149,902, 8.60% higher than in 3Q11 (R$ 3,821,219).

The main factors affecting revenue in 2012 were:

- Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, effective April 8, 2012.
- Tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.
- Volume of energy invoiced to final consumers 3.84% higher (this excludes Cemig's own internal consumption).
- Contractual upward indexed adjustment to prices paid by Free Consumers, the main indexor being the IGP–M inflation index.

87 CEMIG

88 CEMIG Revenue from wholesale electricity sales Although the volume of electricity sold to other concession holders in 3Q12 was 5.19% lower than in 3Q11, revenue from these sales was 15.87% higher, at R$ 487,684 (vs. R$ 420,897 in 3Q11) due to the average sale price being 22.21% higher – at R$ 139.84/MWh, compared to R$ 114.42/MWh in 3Q11. Revenue from use of the electricity distribution systems (TUSD) The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 5.97% lower in 3Q12, at R$ 527,684, compared to R$ 561,195 in 3Q11. This revenue comes principally from charges to Free Consumers on the electricity sold by other agents of the electricity sector. Transmission concession revenue Transmission concession revenue in 3Q12 was R$ 548,798, 25.81% more than in 3Q11 (R$ 436,217). This variation mainly reflects the expansion of the Company’s transmission assets arising from the new acquisitions made in 2011 – principally of Abengoa, acquired through the indirect subsidiary Taesa. The transmission revenue aggregated by Taesa in 3Q12 (stated in proportion to Cemig’s stake) was R$ 318,502, compared to R$ 274,986 in 3Q11. Transactions in electricity on the CCEE Revenue from transactions in electricity on the CCEE (Electricity Trading Chamber) in 3Q12 was R$ 69,256, an increase of 37.13% relative to 3Q11 (R$ 50,504). This reflects the significantly higher average spot market price in 3Q12 – of R$ 131.14 – compared to R$ 20.61 in 3Q11. Other operational revenues This total includes charged services, supply of gas, sharing of infrastructure, the subsidy for the low-income consumer electricity tariff, and other services provided under the concession. It was 36.69% higher in 3Q12 (at R$ 344,744) than in 3Q11 (R$ 252,204). This difference is mainly due to supply of gas 35.61% higher in 3Q12 than in 3Q11, and the new criteria set by Aneel for the subsidy for low-income consumers, by its Resolution 472 of January 2012, which established the method for calculation of the monthly difference of revenue, and the amount of funds to be paid to the distributors to pay for the difference, in applying the Social Electricity Tariff.

CEMIG
A Melhor Energia do Brasil.
89

Sector / regulatory charges: deducted from operational revenue

	3Q12	3Q11	Change, %
Taxes on revenue			
ICMS tax	983,688	906,331	8.54
Cofins tax	408,922	385,911	5.96
PIS and Pasep taxes	88,752	83,776	5.94
ISS and other taxes	2,070	1,536	34.77
	1,483,432	1,377,554	7.69
Charges to the consumer			
Global Reversion Reserve – RGR	76,891	50,742	51.53
Energy Efficiency Program – P.E.E.	12,629	11,112	13.65
CDE – Energy Development Account	151,978	129,751	17.13
Fuel Consumption Account – CCC	114,256	190,141	(39.91)
Research and Development – R&D	11,869	10,233	15.99
National Scientific and Technological Development Fund – FNDCT	10,254	9,003	13.90
Energy system expansion research – EPE (Mining and Energy Ministry)	12,772	4,565	179.78
Emergency Capacity Charge	-	93	-
0.30% additional payment (Law 12111/09)	1,233	7,955	(84.50)
	1,233	413,595	(5.25)
	1,875,314	1,791,149	4.70

The sector and regulatory charges applied to Cemig, reducing revenue, in 3Q12 totaled R$ 1,875,314, an increase of 4.70% compared to 3Q11 (R$ 1,791,149). The main variations in these deductions from revenue between the two years are as follows:

<u>Global Reversion Reserve – RGR</u>

The deduction from revenue for the RGR in 3Q12 was R$ 76,891, 51.53% higher than the figure for 3Q11 (R$ 50,742). The RGR (*Reserva Global de Reversão*) is a charge on electricity concession holders to provide funds for reversions of concessions, compulsory acquisition, expansion and improvement of public electricity service. The annual RGR payments are calculated as 2.5% of the concession holder's capital expenditure, *pro rata tempore* per quarter, with a maximum of 3.0% of each concession holder's total revenue from retail and wholesale supply (except supply originating from Itaipu), use of the electricity network, and charged services, less the related amounts of ICMS tax embedded in revenue, where applicable.

<u>The Fuel Consumption Account – CCC</u>

The deduction from revenue for the CCC in 3Q12 was R$ 114,256, 39.91% less than in 3Q11 (R$ 190,141). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

<u>CDE – Energy Development Account</u>

The payments of the CDE are set by a resolution issued by the regulator, Aneel, and were 17.13% higher in 3Q12 than in 3Q11. The deduction from revenue for the CDE was R$ 151,978 in 3Q12, compared to R$ 129,751 in 3Q11.The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

89
CEMIG

90 CEMIG Operational costs and expenses (excluding Financial revenue/expenses) Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 3,545,251 in 3Q11, 26.83% more than in 3Q11 (R$ 2,795,209). This mainly reflects higher costs on employee profit shares, electricity bought for resale, operational reversions, charges for use of the national transmission grid, and gas bought for resale. The following paragraphs outline the main variations in expenses: Employees’ and managers’ profit shares The expense on employees’ and managers’ profit shares in 3Q12 was R$ 59,139, compared to R$ 46,659 in 3Q11, an increase of 26.75%. The considerable difference reflects recognition in 3Q12 of profit shares previously agreed with the unions for this business year; in 2011 the largest portion was provisioned only in the fourth quarter of the year – since in that year the negotiations were completed in December. Electricity bought for resale The expense on electricity bought for resale in 3Q12 was R$ 1,580,014 – 42.24% more than in 3Q11 (R$ 1,110,782). This primarily reflects: . Financial exposure of Cemig D to the spot market 114.34% higher – at R$ 208,634 in 3Q12, compared to R$ 97,339 in 3Q11, due to considerably higher average spot market prices in all the sub-markets – these averaged R$ 20.61/MWh in 3Q11, but R$ 131.14/MWh in 3Q12. . Electricity acquired by Cemig D by auction in the Regulated Market 24.67% higher, as part of a strategy to reduce risk of exposure to the spot market. . Expense on electricity from Itaipu 22.32% higher, at R$ 231,112 in 3Q12, vs., R$ 188,948 in 3Q11. This expense is indexed to the US dollar, and the increase reflects the dollar having appreciated against the Real in 3Q12, whereas it depreciated against the Real in 3Q11. The average value of the dollar applied to invoices in 3Q12 was R$ 2.038, 22.62% higher than the value of R$ 1.662 applied in 3Q11. Charges for use of the transmission grid The expense on charges for use of the transmission network was R$ 138,614 in 3Q12, 38.75% less than in 3Q11 (R$ 226,293). This expense is for the charges payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

CEMIG A Melhor Energia do Brasil. 91

91 CEMIG

Gas purchased for resale

The cost of gas purchased for resale was R$ 138,150 in 3Q12, 48.62% more than in 3Q11 (R$ 92,954). This reflects the increase in the volume of gas purchased, to meet the requirements of higher sales of gas by Gasmig in 2012, due to increased industrial consumption following the expansion of Gasmig's client base in the 'Steel Valley' (*Vale do Aço*) and South of Minas (*Sul de Minas*) regions.

Net financial revenue (expenses)

	3Q12	3Q11	Change, %
FINANCIAL REVENUES			
Interest income from cash investments	80,826	115,010	(29.72)
Late charges on overdue electricity bills	49,019	30,336	61.59
Monetary updating	25,171	20,944	20.18
Interest and monetary updating on accounts receivable from the Minas Gerais state government	44,035	38,525	14.30
Foreign exchange variations	8,397	(7,836)	(207.16)
Pasep and Cofins taxes on financial revenues	(1,666)	(27,006)	(93.83)
Gains on financial instruments	-	29,865	-
Other	21,328	12,930	64.95
	227,110	**212,768**	**6.74**
FINANCIAL EXPENSES			
Costs of loans and financings	(298,955)	(357,496)	(16.38)
Foreign exchange variations	(10,290)	(15,346)	(32.95)
Monetary updating – loans and financings	(48,049)	(16,034)	199.67
Monetary updating – paid concessions	(17,086)	(4,135)	313.20
Monetary updating – R&D and P.E.E.	(5,509)	(9,112)	(39.54)
Monetary updating – Other	(8,466)	(10,347)	(18.18)
Losses on financial instruments	(332)	-	-
Adjustment to present value	-	(2,800)	-
Charges and monetary updating on Post-retirement liabilities	(27,878)	(18,451)	51.09
Other	(49,832)	(50,933)	(2.16)
	(466,397)	**(484,654)**	**(3.77)**
NET FINANCIAL REVENUE (EXPENSES)	**(239,287)**	**(271,886)**	**(11.99)**

Net financial expenses in 3Q12 totaled R$ 239,287, 11.99% more than in 3Q11 (R$ 271,886). The main factors in the difference between 3Q12 and 3Q11 are:

- Revenue from late charges on overdue electricity bills in 3Q12, at R$ 49,019, was 61.59% higher than in 3Q11 (R$ 30,336). Among other factors, this reflects implementation of collection follow-up by e-mail and text messages, with more effort applied also to standard methods such as follow-up letters and formal demands.

- Revenue from cash investments was 29.72% lower – on less cash invested in 2012.

- Lower expense on costs of loans and financings: R$ 298,955 in 3Q12, compared to R$ 357,496 in 3Q11. This basically reflects a lower volume of loans linked to the CDI rate in 3Q12 than in 3Q11, and also the lower aggregate variation represented by the CDI rate in the quarter. In 3Q12 this variation was 1.91%, compared to 3.01% in 3Q11.

92 CEMIG . Expense on monetary updating of loans and financing 199.67% higher, at R$ 48,049, in 3Q12 than in 3Q11 (R$ 16,034). This reflects the higher value of the IGP–M inflation index in 3Q12 than in 3Q11, and also the effect of new capital raised as from the second quarter of 3Q11. . Expense of monetary updating on paid concessions: a total of R$ 17,086 in 3Q12, compared to R$ 4,135 in 3Q11. This reflects the significantly higher variation in the IGP–M inflation index in 3Q12 – which was 0.97% in 3Q11, but 3.78% in 3Q12. . Lower net expense from exchange rate variations on loans and financings in foreign currency, and on purchases of electricity from Itaipu, indexed to the dollar: R$ 1,893 in 3Q12, vs. R$ 23,182 in 3Q11. Appreciation of the dollar against the Real was significantly lower in 3Q12, at 0.46% – compared to 18.79% in 3Q11. Income tax and Social Contribution tax In 3Q12, Cemig’s expenses on income tax and the Social Contribution tax totaled R$ 346,145, on pre-tax profit of R$ 1,283,276, a percentage of 26.97%. In 3Q11 the expense on income tax and the Social Contribution tax was R$ 311,407, on pre-tax profit of R$ 968,654 – a percentage of 32.15%. OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL (Data not reviewed by external auditors) Investor Relations In 2011, through strategic actions aiming to enable investors and stockholders to make correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in the sector. We maintain a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them. Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present – developing an increasingly transparent relationship, in line with the best corporate governance practices. To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

93 93 CEMIG At the end of May, for the 17th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with the Brazilian Capital Markets and Analysts’ Association (Associação dos Analistas e Profissionais de Investimentos do Mercado de Capitais, or Apimec) in Belo Horizonte, capital of Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives. Corporate Governance Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business. We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders. Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002. Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US. Our bylaws include our dividend policy, and the targets of our Long-term Strategic Plan, as follows : . – to keep consolidated indebtedness equal to or less than 2 times Ebitda; . – to keep consolidated (Net debt) / (Net debt + Stockholders’ equity) to 40% or less; . – to limit consolidated funds in Current assets to 5% of Ebitda; . – to limit consolidated funds allocated to capital expenditure in each business year to 40% of Ebitda (exceptionally, 65% in 2006, 55% in 2007 and 71.7% in 2011);

94 CEMIG . – to invest only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations; . – and to limit the expenses of the subsidiary Cemig Distribuição S.A. (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews. . The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits: . – consolidated debt: maximum of 2.5 times Ebitda. . – consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%. . – consolidated funds in Current assets: maximum of 10% of Ebitda. Board of Directors Meetings Our Board of Directors met 26 times in 2011, to discuss strategic planning, expansion projects, acquisition of new assets, and investments, among other subjects. Membership, election and period of office The present Board of Directors was elected on April 27, 2012, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended. The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2013. Principal responsibilities and attributions: The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law: . Decision, before signing, on any contract to be entered into between Cemig and any stockholder or its parent company. . Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more. . Authorization for issuance of securities in the domestic or external market to raise funds. . Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

95 95 CEMIG Since 2006 Cemig has had committees, made up of members of the Board of Directors, to discuss and analysis matters to be decided by the Board, as follows: 1. Board of Directors’ Support Committee: 2. Corporate Governance and Sustainability Committee; 3. Human Resources Committee; 4. Strategy Committee; 5. Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates; and 6. Audit and Risks Committee. Qualification and remuneration The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is on average 20% of that of the Chief Officers, and does not include any share purchase options. A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br . Audit Committee As well as the Brazilian Corporate Law (Law 6404), in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United States, we opted for the exemption allowed by rule 10-3A of the Exchange Act, and the regulations in SEC Release 82–1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes- Oxley law. Executive Board The Executive Board is made up of eleven members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; and they may also be dismissed at any time by the Board of Directors. Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution). The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2013.

96 CEMIG The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br. The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including: . Current management of the company’s business, complying with the by-laws, the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget; . Decision on any disposal of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of less than R$ 14,7 million. The Executive Board normally meets weekly. It held 63 meetings in 2011. A list of the names and summary résumés of its members is available on our website: http://ri.cemig.com.br. Audit Board Meetings The Audit Board held 10 meetings in 2011. Membership, election and period of office We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected, as follows: . one member elected by the holders of the preferred shares; . one elected by holders of at least 10% of the common shares outside the controlling group; and . three elected by the majority stockholder. The members of the Audit Board are listed on our website: http://ri.cemig.com.br. Principal responsibilities and attributions: As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law – to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states – we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

97 97 CEMIG Qualification and remuneration The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers. Résumé information on its members is on our website: http://ri.cemig.com.br. The Sarbanes-Oxley Law On July 23, 2007 Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20-F report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC). Management of corporate risks Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning – which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance and Sustainability Committee; Compliance with the Sarbanes-Oxley Law; the Budget Prioritization Committee; Internal Auditing; the Energy Risks Management Committee; the Insurable Risks Committee; and the Control and Management Committee. Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. Effectiveness of the strategic controls has been improved, with a commitment to implement proposed mitigating action plans, consequently reducing the impact and probability of occurrence of innumerable risks. The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment. To ensure safety and confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

98 CEMIG Functional structure The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board. Challenges The main challenges to be faced by corporate risk management in Cemig are: . Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy. . Creation of standard reports, to meet the needs of various decision levels in the company. Statement of Ethical Principles and Code of Professional Conduct The Board of Directors’ approval, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), stating a list of 11 principles of ethical conduct and values incorporated into Cemig’s company culture, was an important step in perfecting Cemig’s internal system of corporate government and increasing its overall corporate transparency. Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment of and decision on any possible noncompliances with the document. After the Ethics Channel was created in December 2006, to be used only by Cemig employees and workers, the Ethics Committee began to accept anonymous reports through the Anonymous Reporting Channel (Canal de Denúncia Anônima), available on the company’s Intranet. Items to be reported on this channel are any irregular practices contrary to the Company’s interests, including: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

CEMIG
A Melhor Energia do Brasil.
99

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

This committee can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of means of proof (witnesses, documents or other sufficient/appropriate means). They can also be sent by email or telephone – the address and phone number are well known to all the company's employees.

In December 2006 we put in place our *Anonymous Reporting Channel*, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

Cemig's *Statement of Ethical Principles and Code of Professional Conduct* is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our Internet page: http://ri.cemig.com.br.

99
CEMIG

POSITIONS OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON SEPTEMBER 30, 2012

STOCKHOLDERS	COMMON SHARES '000	%	PREFERRED SHARES '000	%	TOTAL SHARES '000	%
State of Minas Gerais	189,991,615	50.96	-	0.00	189,991,615	22.27
Other entities of Minas Gerais State	50,246	0.01	8,821,839	1.84	8,872,085	1.00
Total, Parent Company	190,041,861	50.97	8,821,839	1.84	198,863,700	23.31
AGC Energia S.A. (2)	122,901,990	32.96	-	0.00	122,901,990	14.41

Notes:
(1) Share capital altered on April 27, 2012, with 25% stock bonus in new shares.
(2) AGC Energia S.A. is a wholly-owned subsidiary of Andrade Gutierrez Concessões S.A., a company registered with the CVM.

CEMIG
A Melhor Energia do Brasil.

SHARES HELD BY THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	September 30, 2012		September 30, 2011	
	Common (ON)	Preferred (PN)	Common (ON)	Preferred (PN)
CONTROLLING STOCKHOLDER	190,041,861	8,821,839	152,033,489	7,057,472
BOARD OF DIRECTORS	2,899	953	2,320	763
Adriano Magalhães Chaves	1	-	1	-
Antônio Adriano Silva	1	-	1	-
Arcângelo Eustáquio Torres Queiroz	1	-	1	-
Bruno Magalhães Menicucci	-	1	-	-
Christiano Miguel Moysés	1	-	-	-
Djalma Bastos de Morais	-	68	-	55
Dorothea Fonseca Furquim Werneck	1	-	1	-
Eduardo Borges de Andrade	-	1	-	1
Francelino Pereira dos Santos	1	-	1	-
Franklin Moreira Gonçalves	1	-	1	-
Fuad Jorge Noman Filho	-	-	-	-
Guilherme Horta Gonçalves Junior	1	-	1	-
Guy Maria Villela Paschoal	13	-	11	-
João Camilo Penna	1	1	1	1
Joaquim Francisco de Castro Neto	1	-	-	-
José Augusto Gomes Campos	-	1	-	-
Lauro Sérgio Vasconcelos David	1	-	1	-
Leonardo Maurício Colombini Lima	1	-	1	-
Luiz Augusto de Barros	1	-	-	-
Marco Antônio Rodrigues da Cunha	1	-	1	-
Newton Brandão Ferraz Ramos	1	-	1	-
Otávio Marques de Azevedo	-	1	-	1
Paulo Márcio de Oliveira Monteiro	-	526	-	421
Paulo Roberto Reckziegel Guedes	-	1	-	1
Paulo Sérgio Machado Ribeiro	120	1	96	1
Ricardo Coutinho de Sena	-	1	-	1
Saulo Alves Pereira Júnior	-	1	-	1
Tarcísio Augusto Carneiro	2,751	350	2,201	280

NAME	STOCKHOLDING POSITION			
	September 30, 2012		September 30, 2011	
	Common (ON)	Preferred (PN)	Common (ON)	Preferred (PN)
EXECUTIVE BOARD	10	869	7	634
Djalma Bastos de Morais	-	68	-	50
Arlindo Porto Neto	1	-	1	-
Fernando Henrique Schüffner Neto	-	530	-	386
Frederico Pacheco de Medeiros	1	-	-	-
João Luiz Senra de Vilhena	-	-	-	-
José Carlos de Mattos	-	-	-	-
José Raimundo Dias Fonseca	-	-	-	-
Luiz Fernando Rolla	7	-	6	-
Luiz Henrique de Castro Carvalho	-	-	-	-
Luiz Henrique Michalick	-	271	-	198
Maria Celeste Morais Guimarães	1	-	-	-
AUDIT BOARD	-	-	-	-
Aliomar Silva Lima	-	-	-	-
Ari Barcelos da Silva	-	-	-	-
Aristóteles Luiz Menezes Vasconcellos Drummond	-	-	-	-
Helton da Silva Soares	-	-	-	-
Luiz Guaritá Neto	-	-	-	-
Marcus Eolo de Lamounier Bicalho	-	-	-	-
Marina Rosenthal Rocha	-	-	-	-
Newton de Moura	-	-	-	-
Thales de Souza Ramos Filho	-	-	-	-
Vicente de Paulo Barros Pegoraro	-	-	-	-

100
CEMIG

101 101 CEMIG FREE FLOAT (SHARES IN CIRCULATION) (OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*) DATE COMMON SHARES % PREFERRED SHARES % TOTAL SHARES % September 30, 2012 182,792,314 49.03 470,993,832 98.09 653,786,146 76.64 September 30, 2011 146,233,846 49.03 376,794,638 98.09 523,028,484 76.64 Note: (*) Share capital altered on April 27, 2012, with 25% stock bonus in new shares.

© 2012 Deloitte Touche Tohmatsu. All rights reserved. Deloitte Touche Tohmatsu Rua Paraíba, 1122 20º e 21º andares 30130-141 - Belo Horizonte - MG Brasil Tel: +55 (31) 3269-7400 Fax: +55 (31) 3269-7470 www.deloitte.com.br (Convenience Translation into English from the Original Previously Issued in Portuguese) REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION To the Shareholders and Management of Companhia Energética de Minas Gerais - CEMIG Belo Horizonte - MG Introduction We have reviewed the accompanying individual and consolidated interim financial information of Companhia Energética de Minas Gerais - CEMIG (the “Company”), identified as Parent and Consolidated, respectively, for the quarter ended September 30, 2012, which comprises the balance sheet as at September 30, 2012, and the related income statement and statement of comprehensive income for the three- and nine-month periods then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including the explanatory notes. Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21(R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we have not been engaged to issue an audit opinion. Due to the materiality of the matter described in the “Basis for disclaimer of conclusion”, below, we were unable to express a conclusion on our review.

© 2012 Deloitte Touche Tohmatsu. All rights reserved. Basis for disclaimer of conclusion As mentioned in Note 29, (a) on September 11, 2012, Provisional Act 579 (“MP 579” or “MP”) was enacted to regulate the extension of electric power generation, transmission and distribution concession services; (b) on September 14, 2012, Decree 7805 was enacted to regulate MP 579. Both MP 579 and Decree 7805 impact the Company’s operations. Under this legislation, the Company is allowed to extend the terms of its electric power generation and transmission concession agreements for one additional period, at the Concession Grantor’s discretion, for up to 30 years, provided that it agrees to accelerate the payment of its current agreements to December 2012, and meets other requirements set forth by the Concession Grantor, which include: (i) having its revenue set in conformity with the criteria; (ii) the service quality standards set forth by ANEEL have been complied with; and (iii) agreement as to the indemnity amounts defined for the concession assets. On October 15, 2012, subsidiary Cemig Geração e Transmissão S.A. expressed its preliminary intention favorable to the acceptance of the concession term relating to certain generation stations included in Agreement 007/97 and to the transmission assets included in Agreement 006/07, as mentioned in Note 29. On November 1, 2012, Interministerial Rules 578, 579 and 580 were issued, whereby Ministry of Mining and Energy provided the new rates applicable to electric power generation activities, the new Annual Permitted Revenue (RAP) amounts applicable to the electric power transmission activities performed by the subsidiary, effective January 1, 2013, in the amount of R$148 millions, as well as the amount of indemnities for transmission assets, in the amount of R$285 million. As at September 30, 2012, the Company had electric power transmission assets classified in current and noncurrent assets, under line item “Concession assets”, in the amount of R$723 million, and a RAP for the 2012/2013 cycle under Agreement 006/97 set at R$485 million, and account balances relating to electric power generation assets classified in noncurrent in line item Property, plant and equipment, for which the subsidiary expressed its preliminary intention favorable to the acceptance of extending the term of the concession agreement in the amount of R$763 million. For these generation businesses, the Concession Grantor did not consider that the Company has right to an indemnity. Additionally, for hydroelectric power plants Jaguara, São Simão and Miranda, whose concession term will expire in August 2013, January 2015 and December 2016, respectively, the Subsidiary´s management understands that it has the right to extend the concession terms under the conditions preceding to MP 579, in conformity with clauses established in concession agreements and in Article 19 of Law 974/1995. Accordingly, it did not express a favorable intention as to the acceptance of the extension. As at September 30, 2012, the Company has an account balance relating to hydroelectric power plants Jaguara, São Simão and Miranda, classified in noncurrent assets, in the amount of R$1,335 million. The Company´s management is analyzing, supported by studies and projections, the conditions established for extending the subsidiary´s concession term and the corresponding financial-economic effects, so as to be able to conclude on the ratification or not for the concession term extension, whose final response is due by December 4, 2012. As the Company´s management has not yet concluded its analysis on the intention or not to extend the concession and the accounting effects thereof, no adjustment has been recorded in the interim financial statements for the three- and nineperiods ended September 30, 2012. Consequently, there is significant uncertainty as to the realizable value of the assets and any measurement of the liabilities directly and indirectly linked to the concession agreements. Accordingly, we were unable to conclude on the accounting information included in these interim financial statements.

© 2012 Deloitte Touche Tohmatsu. All rights reserved. Disclaimer of conclusion on the interim financial information Due to the materiality of the matter described in the “Basis for disclaimer of conclusion”, we were unable to express a conclusion on our review of the interim individual and consolidated financial information of Companhia Energética de Minas Gerais - CEMIG. Consequently, we did not express a conclusion on the interim financial information referred to above. Emphases of Matter Without modifying our disclaimer of conclusion, we draw attention to Note 12 to the interim financial information, which mentions that the indirect jointly-controlled subsidiary Madeira Energia S.A. has recorded operating losses and that, as at September 30, 2012, current liabilities exceed current assets by R$1,943 million. The proportional impact on the Company is R$194 million. The management of Madeira Energia S.A. has plans to address the negative working capital situation. As at this date, Madeira Energia S.A. depends on the financial support from its shareholders and/or on borrowings from third parties to continue as a going concern. Without modifying our disclaimer of conclusion, we draw attention to Note 12 to the interim financial information, which mentions that the indirect jointly-controlled subsidiary Madeira Energia S.A. has incurred incorporation expenses related to the development of Santo Antônio hydroelectric power construction project. The property, plant and equipment relating to the aforementioned expenses totaled R$13,800 million as at September 30, 2012 which, according to financial projections prepared by Management, should be absorbed by means of the future revenues generated after the start-up of the entity’s activities. As at September 30, 2012, property, plant and equipment proportional to the Company’s interest in such indirect subsidiary is R$1,380 million. Other matters Interim statements of value added We have also reviewed the individual and consolidated interim statements of value added (“DVA”), for the nine-month period ended September 30, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for IFRS, which does not require the presentation of a DVA. Due to the materiality of the matter described in the “Basis for disclaimer of conclusion” paragraph, we were unable to express a conclusion on the interim statement of value added referred to above. Review of individual and consolidated interim financial information for the quarter ended September 30, 2011 and audit of the individual and consolidated financial statements for the year ended December 31, 2011 Except for the effects of the reclassifications presented in Note 2.2 to the interim financial statements, which were not reviewed by us or other auditors, the

© 2012 Deloitte Touche Tohmatsu. All rights reserved. corresponding information and figures for the three- and nine-month periods ended September 30, 2011, presented for purposes of comparison, were previously audited by another auditor, who issued a report dated November 11, 2011, which contained emphasis-of-matter paragraphs regarding the fact that the indirect jointly-controlled subsidiary Madeira Energia S.A. and its subsidiary were incurring costs relating to the development of Santo Antônio hydroelectric power plant construction project, which, according to financial projections prepared by its Management, should be absorbed by future revenues from operating activities. The realization of the property, plant and equipment included in such costs, according to Management´s expectations, will occur from the start-up of operations. The information and amounts corresponding to the year ended December 31, 2011, presented for purposes of comparison, were previously audited by other independent auditors, and their report thereon, dated March 26, 2012, did not contain any emphasisof- matter paragraph regarding: (i) the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. recognized recurring losses on its operations and recorded excess liabilities over current assets in the year ended December 31, 2011 in the consolidated amount of R$1,279 million. The proportional effect on the Company was R$128 million; and (ii) the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. and its subsidiary were incurring costs on the development of Santo Antônio Hydroelectric Power Plant construction project which, according to financial projections prepared by its Management, should be absorbed by future revenues from operating activities. The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil. Belo Horizonte, November 14, 2012 DELOITTE TOUCHE TOHMATSU José Ricardo Faria Gomez Auditores Independentes Engagement Partner

2. Cemig Distribution places R$ 600 million Note Issue

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. CEMIG DISTRIBUIÇÃO S.A. LISTED COMPANY CNPJ: 06.981.180/0001-16 – NIRE 31300020568 MARKET ANNOUNCEMENT Cemig D places R$ 600 million Note Issue Cemig Distribuição S.A. (“The Company” or “Cemig D”), a Brazilian corporation and subsidiary of Cemig (Companhia Energética de Minas Gerais), hereby informs the public, in accordance with Instruction 358 of January 3, 2002 of the Brazilian Securities Commission (CVM), as follows: On December 21, 2012 Cemig D made its sixth issue of Commercial Promissory Notes for public distribution, with restricted placement efforts, under the regime of firm guarantee of subscription, in accordance with CVM Instruction 476 of January 16, 2009, as amended, for a total of R$ 600,000,000.00 (six hundred million Reais) (“the Issue”). Sixty (60) Commercial Promissory Notes were issued, each with nominal unit value of R$ 10,000,000.00 (ten million Reais) (“the Notes”), with maturity on June 19, 2013. The nominal unit value of the Notes will not undergo monetary updating. The Notes bear remuneratory interest of: (i) 102.50% (one hundred and two point five per cent) of the daily average DI “over extragrupo” rate (for one-day Interbank Deposits), expressed in the form of an annual percentage on the 252 business days basis, calculated and published daily by Cetip in its daily bulletin on its website (http://www.cetip.com.br) (“the DI Rate”), from the Issue Date to the 120th (one hundred and twentieth) calendar day following the Issue Date; and (ii) 103.0% (one hundred and three per cent) of the DI Rate, from the 120th (one hundred and twentieth) calendar day following the Issue Date and the Maturity Date (“the Remuneration”). The Notes have a surety guarantee from Cemig. The Issue of the Notes was approved by a meeting of the Board of Directors held on December 4, 2012. The proceeds will be used for replenishment of the Company’s cash position following investments and payment of dividends made over the course of 2012. The Lead Manager of the Offering was BB – Banco de Investimento S.A. Belo Horizonte, December 21, 2012, Luiz Fernando Rolla Chief Finance and Investor Relations Officer

3. Shareholders announcement: Change in the Custodian Bank, December 20, 2012

Av.Barbacena , 1200 - Santo Agost inho - CEP 30190-131 Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5026 - Tel.: (0XX31)3506-2578 COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG LISTED COMPANY CNPJ 17.155.730/0001-64 NOTICE TO STOCKHOLDERS Cemig changes its custodian financial institution We hereby inform stockholders that as from January 2, 2013, Banco Itaú S.A. will be the custodian financial institution for the shares of Companhia Energética de Minas Gerais Cemig, taking the place of Banco Bradesco S.A. Service to stockholders will be provided by branches of Itaú, throughout Brazil. Stockholders will receive correspondence from Itaú advising them of the registry of the ransferred from the custody of Bradesco. The change will not result in any change to their rights. Stockholders with shares in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) will continue to be served, normally, by their respective securities brokers or custodian institutions. Holders of bearer shares should attend any branch of Itaú with the certificates and their CPF and identity card, for the shares to be converted into the nominal book-entry form, and for subsequent receipt of any proceeds of corporate action deriving from the shares. Belo Horizonte, December 20, 2012 Luiz Fernando Rolla Chief Finance and Investor Relations Officer

4. Market Announcement: Press reports and Cemig’s plant overhaul plans, December 20, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 2 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG LISTED COMPANY CNPJ 17155.730/0001-64 NIRE: 31300040127 MARKET ANNOUNCEMENT lans Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exch in accordance with CVM Instruction 358 of January 3, 2002, as amended as follows: Referring to media reports published on December 19 in Valor Econômico, under the headline Cemig halts overhaul of power plants and December 20, 2012 in Diário do Comércio, under the Cemig halves its investment plan, Cemig provides the following complementary information: In 2010 Cemig structured a Program of Modernization and Overhaul of its 10 generating plants, for investment of R$ 1.6 billion by the year 2025. Execution of this program was begun with the works on the São Simão Hydroelectric Plant, for which the contract was signed in December 2011. That contract provides for disbursement of approximately R$ 46 million per year over a period of 100 months or a total investment of R$ 370.9 million. Also as part of this program, tender proceedings are currently in progress for start of the services on the Volta Grande and Salto Grande Hydroelectric Plants for planned investment of R$ 321 million and R$ 90 million, respectively. Based on the disbursement timetables for these two investments, the aggregate average annual investment is just under R$ 70 million/year. The legislation proposed in Provisional Measure 579, of September 11, 2012, and Decree 7805, of September 14, 2012, created a scenario of uncertainty in relation to renewal of the concessions for power plants that expire in or before 2017 and had been included in Power Plant Modernization and Overhaul Program: there is still not yet a decision by the regulatory agency on the manner and period for remuneration of the investments in overhaul and modernization to be carried out at these plants, in light of the new rules for concessions that expire in or before 2017.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 2 of 2 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Cemig it is sensitive to the requirements of MP 579, but while awaiting the procedures of approval by the lower House and Senate of a final text of the legislation that would result from that Provisional Measure, it took preventive measures with the intention of clarifying the criteria for recognition of the investments to be made, protecting the interests of its stockholders. Among the measures taken was the suspension, for 120 days, of the contract for works in progress on the São Simão sine die proceedings for the works on the Volta Grande and Salto Grande hydroelectric plants. Cemig will continue to maintain improvement in operational efficiency as one of the central factors in its growth, with reduction of costs as one of its priorities. Cemig reiterates its commitment to keeping the market properly informed on any decisions that may be of interest to its investors and other stakeholders. Belo Horizonte, December 20, 2012, Luiz Fernando Rolla Chief Finance and Investor Relations Officer C:\Users\bespindola\Documents\CEMIG\6-K\December - Nov\Form II\4.docx

5. Market Announcement: Early settlement of the CRC Account, December 20, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG LISTED COMPANY CNPJ 17.155.730/0001-64 NIRE 31300040127 MARKET ANNOUNCEMENT Early payment of part of CRC Receivables Fund Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, complementing prior announcements its Market Announcement of November 9, 2011 and its Material Announcement of May 17, 2012 and in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that: On December 18, 2012, Cemig received the amount of R$ 934,467,975.00, in early settlement by the State of Minas Gerais of part of the outstanding debt under the Contract for Assignment of the Balance Receivable Comp) Account, as altered by its five amendments. This amount is part of the updated debit of R$ 3,978,021,052.17, on the base-date of October 31, 2012, after application of a discount of 35% on the outstanding balance, as specified in the Settlement Commitment Agreement signed by the parties. That agreement reflects the mutual commitment between the Company and the State of Minas Gerais to provide for early payment by the State of Minas Gerais of the debt under the CRC contract. On December 5, 2012, the Company bought the senior quotas in the Cemig CRC Receivables for R$ 711,260,250.47 and, being holder of both the senior and the junior units, liquidated the FIDC on December 17, 2012, with the receivable rights delivered as payment in consideration, at the value accounted in the FIDC, of R$ 1,785,045,425.47. Belo Horizonte, December 20, 2012, Luiz Fernando Rolla Chief Finance and Investor Relations Officer

6. Summary of Decisions 555th Board of Directors Meeting, December 20, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG LISTED COMPANY CNPJ 17155.730/0001-64 NIRE: 31300040127 BOARD OF DIRECTORS Meeting of December 20, 2012 SUMMARY OF PRINCIPAL DECISIONS The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 555th meeting, held on December 20, 2012, at 9 a.m., decided the following matters: 1. Interest on Equity backdated. 2. Decision to file a legal action. 3. Transfer of a real estate property, without consideration. 4. Budget Proposal for 2013. 5. Orientation of vote by representative of Cemig in a meeting of CemigTelecom. 6. Absorption of companies by Taesa. 7. Term of quittance for a contract for reimbursement and prorating of expenses. 8. Participation by Taesa in an Aneel auction. 9. Settlement of the CRC (Earnings Compensation) Account. 10. Extraordinary dividends.

7. Shareholders announcement: Interest on Capital and Extraordinary Dividend, December 20, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG LISTED COMPANY CNPJ 17155.730/0001-64 NIRE: 31300040127 NOTICE TO STOCKHOLDERS Extraordinary dividends and Interest on Equity We advise stockholders that the Board of Directors, at its meeting held on December 20, 2012, decided to pay the following benefits: a) Extraordinary dividends of R$ 1,600,000,000.00 (one billion six hundred million Reais), corresponding to R$ 1.876492593 per share, to be paid in two tranches: the first, of R$ 1,200,000,000.00 (one billion two hundred million Reais) corresponding to R$ 1.407369445 per share, by January 15, 2013, and the second, in the amount of R$ 400,000,000.00 (four hundred million Reais) corresponding to R$ 0.469123148 per share, by June 30, 2013; b) Interest on Equity for the 2012 business year, to be considered as offset in the calculation of the obligatory dividend, under Paragraph 3 of Article 29 of the by-laws, in the amount of R$ 1,700,000,000.00 (one billion seven hundred million Reais), corresponding to R$ 1.993773380 per share, on which tax at 15% will be withheld at source for all stockholders except those exempted by legislation, to be paid in two tranches, by June 30, 2013 and December 30, 2013. Nominal Share Registry on December 21, 2012, for the purposes specified in Article 205 of Law 6404/76. The shares - on December 26, 2012. We remind stockholders of the need to keep their registration details up-to-date. All that is necessary is for the account holder to visit any branch of Banco Itaú S.A. (the institution that manages Cemi Nominal Share Registry), on or after Stockholders whose bank details are up-to- (Banco Itaú S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders. Belo Horizonte, December 20, 2012 Luiz Fernando Rolla Chief Finance and Investor Relations Officer

8. Minutes of the Extraordinary General Meeting of Stockholders, December 18, 2012

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES
OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON
DECEMBER 18, 2012

At 11 a.m. on December 18, 2012, stockholders representing more than two-thirds of the voting stock of **Companhia Energética de Minas Gerais – Cemig** met in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders' Attendance Book, where all those present signed and made the required statements. The stockholder **The State of Minas Gerais** was represented by Ms. Paula Souza Carmo de Miranda, Representative State Attorney of the Office of the General Attorney of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig's Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company's by-laws. Asking for the floor, the representative of the stockholder **The State of Minas Gerais** put forward the name of the stockholder Maria Celeste Morais Guimarães to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved. The Chair declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on November 29 and 30, and December 1, 2012, in the newspapers *Minas Gerais*, official publication of the powers of the State, on pages 62, 115 and 102 respectively; and *O Tempo*, on pages 34, 32 and 34, respectively, the content of which is as follows:

" COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 18, 2012 at 11 a.m. at the company's head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

a) Change in the composition of the Board of Directors, as a result of resignation.
b) Orientation of the vote of the Company's representatives in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) to be held on the same day as this Meeting, if there is a change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company's Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company's by-laws, depositing, preferably by December 14, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig's Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, November 13, 2012,

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

Page 1 of 6

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes

Dorothea Fonseca Furquim Werneck – Chair of the Board of Directors "

The Chair then stated that, due to a vacancy on the Company's Board of Directors, due to the resignation of the Board Member Antônio Adriano Silva – as per a letter in the Company's possession – a new sitting member should be elected to the Board of Directors; and that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder **AGC Energia S.A.**, as per a letter in the Company's possession.

Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 2 (two) years begun on April 27, 2012, that is to say, until the Annual General Meeting to be held in 2014, a total of 22,728,891 shares being necessary for the election of each Member of the Board of Directors.

Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as holders of preferred shares, the following stockholders:

Adventure International LLC, Apogeo Dividendos Fundo de Investimento em Ações,
Apogeo Visão Fundo de Investimento em Ações,
Black Diamond International LLC,
Brazil International LLC,
Caixa Vinci Valor Dividendos Fundo de Investimento em Ações,
Cantaloup Investments LLC,
Fnaf Fundo de Investimento em Ações,
Fundo de Investimento em Ações Mistyque,
Fundo de Investimento Multimercado Crédito Privado Crociata,
Mistyque Teens Fundo de Investimento em Ações,
Nabr Fundo de Investimento em Ações,
Naf Enigma Fundo de Investimento em Ações,
Research Investments LLC,
Vinci Firenze Master Crédito Privado Fundo de Investimento Multimercado Investimento no Exterior,
Vinci Gas Blue Marlin Fundo de Investimento de Ações,
Vinci Gas Canoy Dividendos Fundo de Investimento em Ações,
Vinci Gas Dividendos Fundo de Investimento em Ações,
Vinci Gas Fundo de Investimento em Ações – FHS,
Vinci Gas Fundo de Investimento em Ações,
Vinci Gas Fundo de Investimento em Ações,
Vinci Gas Long-Biased Master Fundo de Investimento em Ações,
Vinci Gas Long-Only Master Fundo de Investimento em Ações,
Vinci Hedge Fundo de Investimento Multimercado,
Vinci Master Fundo de Investimento Multimercado,
Vinci Mercurio Fundo de Investimento em Ações,
Vinci Rio Vermelho – Fundo de Investimento em Ações and
Vinci Trópico Fundo de Investimento em Ações

proposed election of the following candidates as members of the Board of Directors:

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2011/12

as sitting member:

Guy Maria Villela Paschoal	– Brazilian, widower, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06.

and, as his substitute member:

Christiano Miguel Moysés	– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Getúlio Vargas, 874/706, Bairro Funcionários, CEP 30112-020, bearer of Identity Card M-2275197 issued by the Public Safety Department of the State of Minas Gerais and CPF 857916016-20;

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes – separately, with only holders of preferred shares participating and they were approved by majority vote.

The Chair explained that, to complete the Board of Directors, the representative of the stockholder **AGC Energia S. A.** should put forward five sitting members and their respective substitute members, and the representative of the Stockholder **The State of Minas Gerais** should put forward 8 sitting members and the respective substitute members.

Asking for the floor, the representatives of the stockholder **AGC Energia S.A.** proposed the following stockholders to be members of the Board of Directors:

as sitting members:

Eduardo Borges de Andrade	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Alameda das Falcatas 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais and CPF nº 000309886-91;
Otávio Marques de Azevedo	– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;
Paulo Roberto Reckziegel Guedes	– Brazilian, married, engineer, resident and domiciled in Nova Lima-MG, at Alameda do Morro, 85/1600, Edifício Artemis, Vila da Serra, CEP 34000-000, bearer of Identity Card MG-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;
Ricardo Coutinho de Sena	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;
Saulo Alves Pereira Junior	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

– and as their respective substitute members:

Tarcísio Augusto Carneiro	– Brazilian, divorced, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72;
Bruno Magalhães Menicucci	Brazilian, single, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Nunes Vieira 86/402, Santo Antônio, CEP 30350-120, bearer of Identity Card M-11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16;
Marina Rosenthal Rocha	– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alagoas, 904/802, Funcionários, CEP 30130-160, bearer of Identity Card MG-11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060101836-26;
Newton Brandão Ferraz Ramos	– Brazilian, married, accountant, resident and domiciled at Nova Lima-MG, at Rua Mares de Montanha 1245, Vale dos Cristais, CEP 34000-000, bearer of Identity Card MG-4019574, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 813975696-20; and
José Augusto Gomes Campos	– Brazilian, married, physicist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Santa Catarina 1466/1602, Lourdes, CEP 30170-081, bearer of Identity Card MG-3059793, issued by the Public Safety Department of Minas Gerais State, and CPF nº 505516396-87.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2011/12

The representative of the stockholder **The State of Minas Gerais** then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

– as sitting members:

Dorothea Fonseca Furquim Werneck	– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alagoas 601/811, Funcionários, CEP 30130-160, bearer of Identity Card 3758423-2, issued by the Public Safety Department of Rio de Janeiro, and CPF nº 261863817-49;
Djalma Bastos de Morais	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Elza Brandão Rodarte 81/1201, Belvedere, CEP 30320-630, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;
Arcângelo Eustáquio Torres Queiroz	– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,
Francelino Pereira dos Santos	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;
Fuad Jorge Noman Filho	– Brazilian, married, economist, resident and domiciled at Nova Lima-MG, at Alameda Antibes 157, Condomínio Riviera, CEP 34000-000, bearer of Identity Card 458339, issued by the Public Safety Department of the State of Distrito Federal, and CPF nº 009880816-87;
João Camilo Penna	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000976836-04;
Joaquim Francisco de Castro Neto	– Brazilian, married, company manager, resident and domiciled in São Paulo-SP, at Rua Oscar Freire 74/11, Cerqueira Cesar, CEP 01426-000, bearer of Identity Card 3343795-6, issued by the Public Safety Department of the State of São Paulo, and CPF 026491797-91;
Wando Pereira Borges	– Brazilian, in stable partnership, economist, resident and domiciled in Brasília-DF, at SHIS, QL 12, Conj. 08, Casa 18, CEP 71630-285, bearer of Identity Card M-896082, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000289756-34;

– and, as their respective substitute members:

Paulo Sérgio Machado Ribeiro	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by the Regional Engineering and Architecture Council of Minas Gerais (CREA/Minas Gerais), and CPF nº 428576006-15;
Lauro Sérgio Vasconcelos David	– Brazilian, legally separated, company manager, resident and domiciled in São Paulo-SP, at Rua Pedroso Alvarenga 543/122, Itaim Bibi, CEP 04531-011, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04.
Franklin Moreira Gonçalves	– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;
Leonardo Maurício Colombini Lima	– Brazilian, married, Accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Cônego Rocha Franco 325/401, Gutierrez, CEP 30441-045, bearer of Identity Card 705600, issued by the Public Safety Department of the State of Goiás, and CPF065276716-87;
Luiz Augusto de Barros	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Curitiba 2401/1201, Lourdes, CEP 30170-122, bearer of Identity Card 6350, issued by CREA-MG, and CPF nº 000115841-49;
Guilherme Horta Gonçalves Júnior	– Brazilian, legally separated, economist, resident and domiciled in Rio de Janeiro-RJ, at Rua Professor Azevedo Marques 15/608, Leblon, CEP 22450-030, bearer of Identity Card 1622046, issued by the Public Safety Department of the State of Distrito Federal and CPF nº 266078757-34; and
Adriano Magalhães Chaves	– Brazilian, single, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79.
Marco Antonio Rodrigues da Cunha -	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras, 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the state of Minas Gerais, and CPF nº 292581976-15.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

Page 4 of 6

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 5 of 6 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and subsequently to the vote, and approved by majority. The Board Members elected declared in advance that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais. Correction to previous Minutes: The Chair stated that, in the Minutes of the Extraordinary General Meeting of Stockholders held on August 29, 2012, the CPF number of the Substitute Board Member Luiz Augusto de Barros was stated as 000115841-49, and that the correct number is 076215406-30. The Chair further stated that, as a result of the change in the composition of the Board of Directors of Cemig anby-laws, and Clause 8, §1 of the by-laws of Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig. Continuing the business of the meeting, the Chair then requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 6 of 6 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 18, 2012. Dear Stockholders: The Board of Directors of Companhia Energética de Minas Gerais (Cemig), WHEREAS: a) an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors; b) -laws states: of the Board of Directors and of the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the subsidiary Cemig Distribuição S.A. shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the c) Clause 8 of the by-laws of Cemig D and of Cemig GT states: substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being elected and subject to dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected. § 1 The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the now hereby proposes to you that: Orientation should be given to the representatives of Cemig in the Extraordinary General Meetings of Stockholders of day for which this EGM of Cemig is called, to vote in favor of the alteration of the composition of the Boards of Directors of those companies, if there is a change in the composition of the Board of Directors of Cemig. Belo Horizonte, November 13, 2012, Dorothea Fonseca Furquim Werneck Djalma Bastos de Morais Antônio Adriano Silva Arcângelo Eustáquio Torres Queiroz Francelino Pereira dos Santos Guy Maria Villela Paschoal João Camilo Penna Joaquim Francisco de Castro Neto Saulo Alves Pereira Junior Bruno Magalhães Menicucci Luiz Augusto de Barros Newton Brandão Ferraz Ramos Tarcísio Augusto Carneiro The Chair put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved by a majority of votes. The meeting being opened to the floor, and since no-one wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

9. Summary of the Minutes of the 553rd Board of Directors Meeting, December 4, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 553RD MEETING

Date, time and place: December 4, 2012 at 3 p.m. at the company's head office, Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee: Chair: Dorothea Fonseca Furquim Werneck; Secretary: Carlos Henrique Cordeiro Finholdt

Summary of proceedings:

I **Conflict of interest:** The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members:

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,	Newton Brandão Ferraz Ramos,
Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,	José Augusto Gomes Campos, and
Tarcísio Augusto Carneiro,		

who stated themselves to have conflict of interest in the matter of the BNDES financing for Norte Energia S.A., referred to in Item III below, and withdrew from the meeting room during discussion and decision on that matter.

II **The Board approved** the minutes of this meeting.

III **The Board authorized:**

III.1) **Provision of a guarantee,** through surety in writing on the physical Notes, for the **Sixth Issue of commercial Promissory Notes by Cemig D** ("the Notes" and "the Issuer" respectively), for public distribution, with restrictive placement efforts, under CVM Instruction 476 (of January 16, 2009), as amended. CVM Instruction 134 (of November 1, 1990), as amended, and other applicable regulations, having as its target public exclusively qualified investors, as defined by Article 109 of CVM Instruction 409 (of August 18, 2004), as amended, taken with Article 4 of CVM Instruction 476 ("Qualified Investors"), with the following characteristics:

Issuer:	Cemig D;
Lead Manager:	BB – Banco de Investimento S.A.
Managers:	HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco Votorantim S.A., with possibility of participation by other institutions of the securities distribution system appointed by the Lead Manager in agreement with the Managers and approved by the Issuer, in a possible process of syndication.

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Page 1 of 8

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes

Guarantee:	The Notes and all the liabilities resulting from them shall have the corporate guarantee of **Cemig** (*Companhia Energética de Minas Gerais – Cemig*) through a surety undertaking given in writing on the physical Notes.
Use of proceeds:	Replenishment of the cash position following investments and payment of dividends made over the course of 2012.
Volume of the Issue:	Up to six hundred million Reais.
Number of series:	Single series.
Nominal Unit Value:	Ten million Reais, on the issue date.
Quantity of Notes:	Up to sixty.
Placement procedure and regime:	The distribution shall be public, with restricted placement efforts, under the regime of firm, non-joint guarantee of subscription by the Managers, in the amount of the total volume of the issue, to be exercised only in the event of the demand and actual financial subscription of Notes by Qualified Investors being lower than the quantity of Notes actually offered, by the Issue Date. The commitment of firm guarantee by the Managers obeys the terms and conditions defined in the Contract for Management, Placement and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Subscription Guarantee, of Commercial Promissory Notes of the Issuer's Sixth Issue.
Form:	The Notes will be issued in physical form and be held on deposit at the Mandated Bank, a financial institution qualified to provide custody services, and will be transferable by signed endorsement simply transferring ownership. For all legal purposes the ownership of the promissory notes will be proven by the respective physical Note. Additionally, for the Notes held in custody electronically at Cetip S.A. – Mercados Organizados ("Cetip"), ownership of the promissory notes will be proven by the statement of account position issued by Cetip in the name of the holder.
Issue Date:	Date of the effective subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Form of subscription and subscription price:	Each Note shall be paid at sight in Brazilian currency, at the Nominal Unit Value, on the date of its effective subscription and payment for subscription, as per procedures of Cetip.
Registry for distribution:	The Notes will be registered for distribution in the primary market through the SDT – Securities Distribution Module (*Sistema de Distribuição de Títulos – Módulo de Distribuição de Títulos*), managed and operated by Cetip, with financial settlement of the distribution through Cetip.
Period and maturity:	Maturity of up to 180 days from the Issue Date.
Remuneration:	The nominal unit value of the Notes will not undergo monetary updating. The Notes will have remuneratory interest as follows: a) 102.50% of the daily average "DI *over* extra-grupo" rate (for one-day Interbank Deposits), expressed in the form of an annual percentage, calculator and published daily by setting in its daily bulletin on the Internet (http://www.cetip.com.br) ("the DI Rate"), over the period between the Issue Data and the 120th calendar day following the Issue Date. b) 103.0% of the DI Rate in the period between the 120th calendar day following the Issue Date and the Maturity Date. The Remuneration will be calculated on an exponential and cumulative basis, *pro rata temporis* by business days elapsed, on the Nominal Unit Value of each Note, from the Issue Date (or from the immediately preceding date of payment of the Remuneration) up to the related date of payment of the Remuneration (or any date of early redemption or early maturity occurring as a result of any of the default situations, as per the criteria set out in Cetip Manual of Formulas for Notes and Bonds (*Caderno de Fórmulas Notas Comerciais e Obrigações,* or "Cetip21" –

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2012/13

	available for consultation on the same website). These criteria will be printed on the physical Notes.
Payment of the Remuneration:	In two installments, the first on the 120th calendar day following the Issue Date, and the second on the Maturity Date of the Notes (except in the event of early redemption, or early maturity occurring as a result of any of the default situations described on the printed Notes).
Amortization of the Nominal Unit Value:	In a single payment, on the Maturity Date, or on the date of early redemption of the Notes, or of early maturity occurring as a result of any of the default situations described on the printed Notes).
Registry for trading:	The Notes will be registered for trading in the secondary market, subject to the requirements and proceedings specified in CVM Instruction 476, and in Cetip21 – *Securities*, managed and operated by Cetip, with financial settlement of trades, and electronic custody of the Notes, at Cetip. The Notes may be traded only in regulated securities markets, after 90 days from the date of subscription or acquisition by the Qualified Investor, and only between Qualified Investors, in accordance with Articles 13 and 15 of CVM Instruction 476, and subject to compliance by the Issuer with the obligations defined in Article 17 of CVM Instruction 476.
Renegotiation:	None.
Optional early redemption:	The Issuer may make early redemption of the Notes, in whole or in part, without payment of any premium to holders of the Notes, at any time after 30 calendar days from the Issue Date, upon payment of the Nominal Unit Value plus the Remuneration, calculated *pro rata temporis* from the Issue Date (or from the immediately preceding date of payment of the Remuneration) up to the date of actual redemption, in accordance with the applicable legislation, provided that it gives Cetip and the holders of the Notes advance notice of five business days. Any partial early redemption shall be effected by a lottery draw in accordance with Paragraph 4 of Article 7 of CVM Instruction 134. At the time of subscription and payment for acquisition of the Note, the owner shall grant express irrevocable consent in advance to early unilateral redemption of the Note by the Company, in the terms of CVM Instruction 134.
Place of payment:	In accordance with the procedures of Cetip, for Notes held in electronic custody at Cetip, or for holders of Notes who are not linked to that system, at the Issuer's head office or in accordance with the procedures of the Mandated Bank.
Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment of any obligation shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.
Early maturity:	The holders of the Notes may declare all the obligations arising from the Promissory Notes which they hold to be due and payable, and demand immediate payment by the Issuer and/or by the Guarantor of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and interest *pro rata temporis*, from the Issue Date, by letter delivered by hand with advice of receipt or letter posted with advice of receipt service, addressed to the head office of the Issuer and/or the Guarantor, in any of the following events: (a) Decree of bankruptcy, dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or bankruptcy made by the Issuer and/or by the Guarantor, or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation. (b) Legitimate and reiterated protest proceedings on securities against the Issuer and/or the Guarantor, the unpaid value of which, individually or in aggregate, is more than

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 4 of 8 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. fifty million Reais or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or the Guarantor, as applicable, or if cancelled or validly contested in court, in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due. (c) Early redemption of any pecuniary obligation of the Issuer and/or the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais, or its equivalent in other currencies. (d) Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Notes in Circulation. (e) Absorption of the Issuer and/or of the Guarantor by another company, or split or merger of the Issuer and/or of the Guarantor, other than by order of a Court or by regulatory requirement, or, provided that it does not cause an alteration in the rating of the issuer and/or the Guarantor on the Issue Date. (f) Privatization of the Issuer and/or the Guarantor. (g) Any termination, for any reason, of any of the concession contracts held by the Issuer and /or by the Guarantor that represents an adverse material impact on the (h) Unjustified default by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies. For the purposes of Sub-item (f) above, privatization is defined as an event in which: (i) the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty percent) plus (ii) the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one share of the total of the shares representing the voting capital of the Guarantor. Any of the events indicated in sub-items a and/or c above shall result in immediate early maturity of the promissory notes independently of any advice or notification, through the courts or otherwise, and any consultation of the holders of the Notes. In any of the other events indicated above, a General Meeting of Holders of the Notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the Notes becomes aware of the event, to decide on non-declaration of early maturity of the Notes, which shall be decided by holders of the Notes representing at least 2/3 (two-thirds) of the Notes of the Issue in circulation. Arrears charges: If there is non-punctuality in the payment of any amount payable to the holders of the Promissory Notes, the debits in arrears shall be subject to: arrears fee of at the rate of 1%; and an agreed, irreducible, compensatory late fee of 2%, both being calculated on the amount due and underpaid, from the date of default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise, binding upon Cemig, at the joint debtor and principal payer of all the liabilities arising from this issue, up to its final settlement, for the obligations assumed. The Surety is given by Cemig irrevocably, and shall remain in effect until the full payment by the Issuer of all of its obligations stated in the Issue Deed. II.2) Signature of the documents necessary for the above guarantee to take effect, in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Issuer is not complied with including:

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2012/13

- The Contract for Structuring, Coordination and Public Distribution with Restricted Placement Efforts under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Sixth Issue by the Issuer;
- the physical Notes; and
- other legal instruments necessary for realization of the issue,

after due review by the Company's Legal Department, and in such a way as not to cause added cost to the transaction.

III.3) **Purchase, in the secondary market,** of all the senior units of the fund *CEMIG – Fundo de Investimento em Direitos Creditórios Conta CRC (FIDC)* owned by *Banco Itaú BBA S.A.*, *Banco Bradesco S.A.* and by two funds of Bradesco (*Bradesco FI Multimercado CP Invest no Exterior* and *Bradesco FI Multimercado Pioneiro*), for the amount resulting from the sum of the installment payments not yet due, adjusted by the accumulated DI rate from the date of issue of the senior units up to the date of purchase, as per the criteria established by the Regulations of the FIDC for the event of extraordinary amortization of the senior units, in Paragraph 7 of its Article 38.

III.4) **Orientation of vote:** The Company's representative at the **General Meeting of Unit Holders of the FIDC**, in the status of holder of 100% of the subordinated units and, at the time, also of the senior units, to vote to authorize the following:

a) Early financial settlement of the Fund, with redemption of 100% of the Senior Units and Subordinated Units issued by the Fund, in circulation in the market, and consequent termination of the activities of the Fund.

b) Redemption, at the same time, of the Senior Units and Subordinated Units, upon delivery of the Receivable Rights that comprise the portfolio of the Fund, as an asset given in payment.

c) Transfer of the Receivable Rights in payment to Cemig (as holder of 100% of the Senior Units and of the Subordinated Units redeemed), for the amount for which they are accounted on the Redemption Date of the Units, within up to 2 business days from the date decided in the General Meeting as the Date of Redemption of the Totality of the Units of the Funds, upon signature of a Term of Transfer of Receivable Rights in Payment.

d) Additional injection of funds by the holder of subordinated units, of approximately R$ 55 million, for the purposes of payment of the income tax relating to the financial gains obtained from the appreciation in value of its Units.

e) Termination of the activities of the Fund, and adoption, for the purpose, of the following procedures, based on the Regulations of the Fund:
   - Payment of the Charges of the Fund,
   - formation of a reserve for payment of the expenses related to the liquidation and extinction of the Fund, even if demandable on a date later than that of termination of its activities, and
   - payment of the amounts relating to be redemption of the Senior Units and the Subordinated Units, upon delivery of the Credit Rights.

III.5) **Contracting of a long-term transaction for financing** of Norte Energia S.A. – NESA, approved by the BNDES in its Decision Nº DIR 1238/2012-BNDES, of November 21, 2012, as per the drafts of: the Credit Line Financing Contract; the Contract for Fiduciary Assignment of Rights, Administration of Accounts and Other Matters; and the Share Pledge Contract, contained in Appendices I, II and III of the said Decision, in all their

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CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2012/13

terms and conditions and especially for the purposes specified in Clauses Seven and Eight of the draft of the Credit Line Financing Contract.

III. 6) Signature, as consenting party, of the Credit Line Financing Contract that will be signed between NESA and the BNDES, the other consenting parties being:

Cemig GT,	Vale S.A. (Vale),	Amazônia Energia S. A. (Amazônia Energia),
Light S.A. (Light),		Companhia Hidro Elétrica do São Francisco (Chesf),
Fundação dos Economiários Federais (Funcef),		Centrais Elétricas Brasileiras S.A (Eletrobras),
Fundação Petrobras de Seguridade Social (Petros),		Siderúrgica Norte Brasil S.A (Sinobras),
Belo Monte Participações S.A (BMPSA),		Centrais Elétricas do Norte do Brasil S.A. (Eletronorte),
J. Malucelli Energia S.A. (J. Malucelli Energia),		J. Malucelli Administração e Participação S.A. (J. Malucelli),
Neoenergia S.A. (Neoenergia) and		Neoenergia Investimentos S.A. (Neoenergia Investimentos),

– with the following characteristics:

Amount:	Up to nine billion eight hundred fourteen million six hundred eighty six thousand Reais, divided into eight Sub-credits.
Interest:	TJLP + 2.25% p.a.
Release of funds:	Scheduled to start in January 2013.
Amortization:	Differentiated grace periods and amortization periods for each sub-credit, all having final maturity on January 15, 2042.
Credit reservation fee:	0.1%,++ chargeable for each period of 30 days or fraction thereof, applying to the credit (from the date of ending of the contracting period up to the date of signature of the Contract) and on the amount not used of the credit made available.
Guarantees:	Pledge of the totality of the shares issued by NESA, by BMPSA and by Amazônia Energia; fiduciary assignment of the rights arising from the concession and from the receivables; conditional assignment of the contracts of the project and guarantees of performance; non-joint guarantee of the debt, limited to their respective proportions, by the following consenting parties: Eletrobras (49.98%), Light (4.98%), Cemig (4.79%), Petros (10%), Funcef (10%), Sinobras (1%), Vale (9%), J. Malucelli (0.25%), and Neoenergia (10%); and insurances for and guarantees of faithful compliance with the contracts of the project.
Principal obligations of Cemig GT:	1) Not to constitute any charge, including usufruct or any other right of property, encumbrance or guarantee; not to dispose of, sell, transfer, assign, exchange, lend or in any way dispose of its shares and/or related yields or advantages of, or any securities issued by Amazônia Energia and by NESA, nor to permit the existence of any encumbrance or charge of any nature (including rights of preference and promises of disposal) on or over the shares and their related yields/returns, and securities owned by it issued by Amazônia Energia or by NESA, except as specified in the Share Pledge Contract and/or the Financing Contract or upon express prior consent by the BNDES; 2) Not to contract new debt or make transactions with related parties in the ambit of Amazônia Energia without the prior express consent of the BNDES, other than in the financial transactions used to effect the ordinary management of Amazônia Energia, and their amount shall be limited, annually, to two million Reais, and globally to a total of five million Reais. 3) To inject into Amazônia Energia, for subsequent injection into NESA, in accordance with its holding in the share capital of Amazônia Energia, such funds in the form of capital, through subscription and payment for new shares, in Brazilian currency, as are necessary to cover any insufficiency of funding related to the execution of the project. Reciprocal Powers of Attorney: NESA and the consenting parties Amazônia Energia, Light, Cemig and Cemig GT do irrevocably appoint each other as their duly authorized attorneys until final payment of the debt assumed, with powers to receive

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

Page 6 of 8

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes

notices, advice and summonses with *ad judicia* powers for the court in general, which may be subrogated to counsel, in relation to any legal or out-of-court proceedings which may be taken against them by the BNDES arising from this Contract, with the power to execute all such actions as are necessary to the good and faithful execution of the Power of Attorney granted.

III.7) Signature, as Guarantor, of an amendment to Credit Line Financing Contract Nº 11.2.0134.1, in accordance with Prior Condition 10 of Appendix I to Decision DIR 1238/2012-BNDES, Amendment to the PSI-Finame Contract, signed on March 31, 2011, between NESA and the BNDES, having as Guarantors Cemig GT and the other stockholders, with financing amount of up to three billion six hundred eighty five million three hundred fourteen thousand Reais, for:

1) Inclusion of Paragraph Four in the Early Maturity Clause – Clause 15 – with the following drafting:

   "In cases of early maturity declared on the basis of Article 47-A of the *"Provisions Applicable to the BNDES Contract"*, the debtor balance calculated shall be augmented by an amount corresponding to the reimbursement to the Federal Treasury of the amounts relating to interest rate equalization as specified in the applicable legislation.";

2) Inclusion of provision of a guarantee, in the same terms as Clause 8 of the Direct Financing Contract, and the other contractual clauses relating to the provision of a guarantee.
3) Inclusion of the declaration of efficacy, in the event of compliance with its conditions.
4) Alteration of the deposit account referred to in the Credit Availability Clause.
5) Inclusion of the jurisdiction clause.

III.8) Contracting of a long-term financing transaction with funds from the BNDES through the Onlending Agents *Caixa Econômica Federal* (CEF) and *Banco BTG Pactual*, in the amount of seven billion Reais and two billion Reais, respectively, as approved by the BNDES in its Decision DIR 1238/2012-BNDES, for allocation in investments inherent to the construction of the Belo Monte Hydroelectric Plant, and provision of the guarantees necessary for operation of the financing; and

signature, as consenting party, of the Brazilian Development Bank (BNDES) Onlending Financing Contract ("the Onlending Contract"), which will be signed between the CEF, BTG Pactual and NESA, with the following as consenting parties:

Cemig GT,	Eletrobrás,	Light	Chesf,	Eletronorte,	BMPSA,
Petros,	Funcef,	Vale,	Sinobras,	J. Malucelli Energia,	
J. Malucelli,	Amazônia Energia,		Neoenergia and	Neoenergia Investimentos.	

– and with following principal terms:

Amount:	Up to nine billion Reais, of which CEF to lend up to seven billion Reais and BTG Pactual to lend up to two billion Reais, divided into 8 sub-credits.
Release of funds:	Scheduled to start in January 2013.
Interest:	TJLP + 2.65% p.a.
Amortization:	Differentiated grace periods and amortization periods for each sub-credit, all having final maturity on January 15, 2042.Credit Allocation Fee: 0.1% chargeable for each period of 30 days or fraction thereof, applying to the credit (from the date of ending of the contracting period up to the date of signature of the Contract) and on the amount not used of the credit made available.
Guarantees:	1) Pledge of 100% of the shares of NESA, BMPSA and Amazônia Energia; 2) fiduciary assignment of the rights arising from the concession and of the receivable rights; 3) conditional assignment of the contracts of the project and guarantees of performance;

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

Page 7 of 8

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 8 of 8 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. 4) non-joint guarantee of the debt, limited to their respective proportions, by the following consenting parties: Eletrobras (49.98%), Light (4.98%), Cemig (4.79%), Petros (10%), Sinobras (1%), Vale (9%), Funcef (10%), J. Malucelli (0.25%) and Neoenergia (10%); and 5) Insurances and guarantees of faithful compliance with the contracts of the project. Principal obligations of Cemig GT: 1) Not to constitute any charge, including usufruct or any other right of property, encumbrance or guarantee; not to dispose of, sell, transfer, assign, exchange, lend or in any way dispose of its shares and/or related yields or advantages of, or any securities issued by Amazônia Energia or by NESA, nor to permit the existence of any encumbrance or charge of any nature (including rights of preference and promises of disposal) on or over the shares and their related yields/returns, and securities owned by it issued by Amazônia Energia or by NESA, except as specified in the Share Pledge Contract and/or the Financing Contract or upon express prior consent by the BNDES; 2) Not to contract new debt or make transactions with related parties in the ambit of Amazônia Energia without the prior express consent of the BNDES, other than in the financial transactions used to effect the ordinary management of Amazônia Energia, and their amount shall be limited, annually, to two million Reais, and globally, to a total of five million Reais. 3) To inject into Amazônia Energia, for subsequent injection into NESA, in accordance with its share in the capital of Amazônia Energia, such funds in the form of capital, through subscription and payment of new shares, in Brazilian currency, as are necessary to cover any insufficiency of funding related to the execution of the project. Reciprocal Powers of Attorney: NESA and the consenting parties Amazônia Energia, Light, Cemig and Cemig GT do irrevocably appoint each other as their duly authorized Attorneys until final payment of the debt assumed, with powers to receive notices, advice and summonses with ad judicia powers for the court in general, which may be subrogated to counsel, in relation to any legal or out-of-court proceedings which may be taken against them by the BNDES arising from this Contract, with the power to execute all such actions as are necessary to the good and faithful execution of the Power of Attorney granted. IV Discussion: The Chair spoke on general matters and business of interest to the Company. The following were present: Board members: Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Eduardo Borges de Andrade, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos, Bruno Magalhães Menicucci, Franklin Moreira Gonçalves, José Augusto Gomes Campos, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro. Secretary: Carlos Henrique Cordeiro Finholdt. Carlos Henrique Cordeiro Finholdt

10. Material Announcement: Acquisition of an interest in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia), December 28, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG LISTED COMPANY CNPJ 17.155.730/0001-64 NIRE 31300040127 MATERIAL ANNOUNCEMENT Cemig accepts offer to increase its holding in Capim Branco Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows: The Board of Directors of Cemig today authorized the wholly-owned subsidiary Cemig Capim Branco Energia S.A. to accept an offer made by Suzano Papel e Celulose S.A. and subsidiaries (“Suzano”) on December 27, 2012, for acquisition of Suzano’s 17.8947% interest in the Capim Branco Energia Consortium by the Consortium’s other members; and also stated Cemig’s intention of acquiring any remaining further interest in the consortium if other consortium members do not exercise their first refusal rights under the Consortium Constitution Agreement. • Suzano’s interest in the Consortium proportionately represents about 81MW of installed capacity, at the Amador Aguiar I and II hydroelectric plants, with assured average power of 51MW. Currently, members of the Consortium other than Suzano are: Cemig Capim Branco, with 21.0526%; Vale S.A., with 48.4211%; and Votorantim Metais Zinco S.A., with 12.6316%. • Suzano’s price for its 17.8947% interest in the Consortium is R$ 320 million. Of this, Cemig Capim Branco’s proportionate interest of 25.6410% represents approximately R$ 82 million. This excludes any shares that may remain available for purchase after the 30-day period. The final proportionate interest that Cemig Capim Branco will acquire will be decided after the period of 30 days which the other consortium members have for exercise of their first refusal right to purchase. The transaction is subject to signature of final documents, and approvals by the Brazilian electricity regulator (Aneel) and the Brazilian monopolies authority (Cade). Cemig will keep the market informed on the developments in this transaction. Belo Horizonte, December 28, 2012, , Maria Celeste Morais Guimarães Acting Chief Finance and Investor Relations Officer

11. Summary of Decisions 556th Board of Directors Meeting, December 28, 2012

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025 Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG LISTED COMPANY CNPJ 17155.730/0001-64 NIRE: 31300040127 BOARD OF DIRECTORS Meeting of December 28, 2012 SUMMARY OF PRINCIPAL DECISIONS The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 556th meeting, held on December 28, 2012, at 11 a.m., decided the following: 1. A binding offer for acquisition of an interest in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia, or CCBE).

12. Market Announcement: Cemig Distribution - Public offering of R$ 1.6 billion of debentures, January 7, 2013

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ: 06.981.180/0001-16 — NIRE: 3130002056-8

MARKET ANNOUNCEMENT

Offering of R$ 1.6 billion in 5 to 12-year debentures

CEMIG DISTRIBUIÇÃO S.A. (“The Company” or “Cemig D”), a Brazilian corporation registered with the CVM (Brazilian Securities Commission), and subsidiary of Cemig (Companhia Energética de Minas Gerais), hereby informs the public, the CVM, and the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) — in accordance with CVM Instruction 358 of January 3, 2002 — as follows:

On January 7, 2013 application was made to Anbima (the Brazilian Association of Financial and Capital Market Entities), in compliance with the Anbima Code of Regulation and Best Practices for Agreed Activities, for initial analysis of an application for registration of a public offering, under the regime of firm guarantee of placement, of:

Up to 1,600,000 unsecured, nominal, book-entry debentures not convertible into shares, in up to three series, with nominal unit value of R$ 1,000.00, constituting total value of up to R$ 1,600,000,000.00, on the Issue Date (February 15, 2013), without taking into account any supplementary debentures issued under Article 24 of CVM Instruction 400 (of December 29, 2003) as amended, and/or any additional debentures issued under Paragraph 2 of CVM Instruction 400, in compliance with the procedures of CVM Instruction 400 and CVM Instruction 471 (of August 8, 2008) as amended (“the Offering”).

•                  The debentures of the first series will have tenor of five years from the Issue Date, with maturity on February 15, 2018.

•                  The debentures of the second series will have tenor of eight years from the Issue Date, with maturity on February 15, 2021.

•                  The debentures of the third series will have tenor of twelve years from the Issue Date, with maturity on February 15, 2025.

Allocation of debentures to each series will be decided in accordance with investors’ demand, ascertained in a bookbuilding procedure using the “communicating vessels” system.

The Offering will commence after (a) granting of registration of the Offering by the CVM and (b) publication of the opening announcement of the Offering; and (c) after the final prospectus has been made available to investors.

A further market announcement with the other characteristics of the Offering will be published at an appropriate time.

Belo Horizonte, January 7, 2013.

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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13. Notice to Stockholders: Part payment of extraordinary dividends on January 15, dated January 7, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64 — NIRE: 31300040127

NOTICE TO STOCKHOLDERS

Part payment of extraordinary dividends on Jan. 15

In accordance with the decision by its Board of Directors of December 20, 2012, and the Notice to Stockholders published of the same date, Cemig will make payment to stockholders of R$ 1,200,000,000.00 (one billion two hundred million Reais), corresponding to R$ 1.407369445 per share, on January 15, 2013.

This amount is the first portion of the extraordinary dividends declared on that date.

Stockholders entitled to this payment are:

•                  for shares traded on the BM&FBovespa, holders of record on December 21, 2012;

•                  for American Depositary Receipts (ADRs, traded on the New York Stock Exchange), holders of record on December 31, 2012.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment, on which occasion they will receive the advice of the corresponding credit.

Any stockholder not receiving the notice of credit should visit a branch of Banco Itaú Unibanco S.A. to update stockholder registry details.

Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, January 7, 2013.

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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